FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

FILLING WITH CVM DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27
4 – NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) 475, Jorge Tzachel Street			2 - District Fazenda
3 - Zip Code 88301-600		4 - City Itajaí	5 – State SC
6 - DDD (Long distance) 047	7 - Telephone 3249-4533	8 - Telephone 3249-4207	9 - Telephone 3249-4222	10 – Telex
11- DDD (Long distance) 047	12 - Fax 3249-4462	13 - Fax 3249-4221	14 - Fax 3249-4211
15 - E-MAIL acoes@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - Name Leopoldo Viriato Saboya
2 - Full Address (Place, Number and Complement) 1400, Hungria Street, 5th floor			3 - District Jardim América
4 - Zip Code 01455-000		5 - City São Paulo	6 - State SP
7 - DDD (long distance) 011	8 - Telephone 2322-5052	9 - Telephone 2322-5052	10 - Telephone 2322-5052	11 - Telex
12 - DDD (long distance) 011	2322-5747	14 - Fax 2322-5747	15 – Fax 2322-5747
16 - E-MAIL acoes@brasilfoods.com

01.04  - REFERENCE / AUDITOR

CURRENT Fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 - END	3-QUARTER	4 - BEGIN	5 - END	6 - qUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9 - Auditing Company KPMG Auditores Independentes				10 - CVM Code 00418-9
11 - Technical in Charge Danilo Siman Simões				12 - Technical in Charge Taxpayers’ Register 524.053.116-15

1

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1 – CURRENT QUARTER 03/31/2010	2 – PREVIOUS QUARTER 12/31/2009	3 – SAME QUARTER PREVIOUS YEAR 03/31/2009

Paid-Up Capital

1 – COMMON	872,473,246	436,236,623	413,916,206
2 - PREFERRED	0	0	0
3 – TOTAL	872,473,246	436,236,623	413,916,206

In Treasury

4 - COMMON	2,368,180	1,226,090	860,970
5 - PREFERRED	0	0	0
6 – TOTAL	2,368,180	1,226,090	860,970

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding Operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- MOUNT PER HARE
01	Board Meeting	12/17/2009	Interests on shareholders' equity	02/26/2010	Common	0.2299852300

2

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                      CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5– SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 05/11/2011	2 – SIGNATURE

3

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                      CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
1	Total assets	19,079,693	18,901,403
1.01	Current assets	5,172,254	4,165,558
1.01.01	Cash, banks and investments	2,110,242	843,329
1.01.01.01	Cash and cash equivalents	165,572	223,434
1.01.01.02	Short-term investments	1,944,670	619,895
1.01.02	Credits	1,160,789	1,498,203
1.01.02.01	Trade accounts receivable	1,125,624	1,464,736
1.01.02.02	Other credits	35,165	33,467
1.01.03	Inventories	911,329	919,798
1.01.04	Others	989,894	904,228
1.01.04.01	Dividends and Interest on shareholders’ equity	54,821	36,651
1.01.04.02	Recoverable taxes	329,705	256,994
1.01.04.03	Biological assets	387,306	401,804
1.01.04.04	Other rights	128,547	140,455
1.01.04.05	Prepaid expenses	52,665	41,574
1.01.04.06	Other financial assets	23,459	24,747
1.01.04.07	Assets held for sale	13,391	2,003
1.02	Noncurrent assets	13,907,439	14,735,845
1.02.01	Noncurrent assets	1,316,969	1,205,744
1.02.01.01	Other credits	99,230	103,107
1.02.01.01.01	Trade accounts receivable	15,488	10,487
1.02.01.01.02	Notes receivable	83,742	92,620
1.02.01.02	Credits with associates	0	0
1.02.01.02.01	With affiliates	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other associates	0	0
1.02.01.03	Others	1,217,739	1,102,637
1.02.01.03.01	Long-term cash investments	0	0
1.02.01.03.02	Recoverable taxes	460,616	431,118
1.02.01.03.03	Deferred taxes	496,174	427,919
1.02.01.03.04	Judicial deposits	64,954	61,321
1.02.01.03.05	Biological assets	155,600	153,454
1.02.01.03.06	Other receivables	39,765	28,059
1.02.01.03.07	Prepaid expenses	630	766
1.02.02	Permanent assets	12,590,470	13,530,101
1.02.02.01	Investments	8,093,289	9,106,983
1.02.02.01.01	Equity in affiliates	0	20,577
1.02.02.01.02	Equity in affiliates – goodwill	0	0
1.02.02.01.03	Equity in subsidiaries	4,378,999	5,356,237
1.02.02.01.04	Equity in subsidiaries – goodwill	3,713,456	3,729,335
1.02.02.01.05	Other Investments	834	834
1.02.02.02	Fixed assets	2,960,716	2,891,185

4

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
1.02.02.03	Intangible	1,536,465	1,531,933
1.02.02.04	Deferred	0	0

5

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
2	Total liabilities	19,079,693	18,901,403
2.01	Current liabilities	3,374,401	3,009,300
2.01.01	Short term debt	893,258	1,022,191
2.01.02	Debentures	2,089	2,089
2.01.03	Trade accounts payable	952,817	976,430
2.01.04	Taxes, charges and contribution	90,435	90,424
2.01.04.01	Tax obligations	56,046	55,679
2.01.04.02	Social contributions	34,389	34,745
2.01.05	Dividends payable	12	14
2.01.06	Provisions	144,559	104,877
2.01.06.01	Provisions for vacations & 13th salary	121,881	104,877
2.01.06.02	Participation of employees in the results	22,678	0
2.01.07	Debts with associates	2,219	4,794
2.01.08	Others	1,289,012	808,481
2.01.08.01	Payroll	38,369	37,539
2.01.08.02	Interest on shareholders' equity	408	91,789
2.01.08.03	Management/employees’ profit Sharing	0	25,931
2.01.08.04	Advance from related parties	1,042,772	392,470
2.01.08.05	Other obligations	59,005	115,502
2.01.08.06	Other financial liabilities	90,177	86,969
2.01.08.07	Provision for tax, civil and labor risks	58,281	58,281
2.02	Non current liabilities	2,664,209	2,901,165
2.02.01	Long-term liabilities	2,664,209	2,901,165
2.02.01.01	Long term debt	1,749,521	1,964,978
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	109,982	105,690
2.02.01.03.01	Provision for tax, civil and labor risks	109,982	105,690
2.02.01.04	Debts with associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	804,706	830,497
2.02.01.06.01	Taxes and social obligation	8,692	5,450
2.02.01.06.02	Deferred Taxes	167,776	131,237
2.02.01.06.03	Advance from related parties	471,075	557,184
2.02.01.06.04	Employees benefit plan	110,766	105,962
2.02.01.06.05	Others	46,397	30,664
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	0	0
2.05	Shareholders’ equity	13,041,083	12,990,938
2.05.01	Paid-in capital	12,460,953	12,461,756
2.05.02	Capital reserves	62,767	62,767
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/ affiliates	0	0

6

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
2.05.04	Profit reserves	701,514	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	630,505	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(26,174)	(27,587)
2.05.05	Equity valuation adjustments	(40,664)	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	(40,664)	(47,555)
2.05.06	Accumulated earnings/ losses	(143,487)	(186,131)
2.05.07	Advance for future capital increase	0	0

7

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.01	Gross Sales	2,807,525	2,807,525	1,553,647	1,553,647
3.01.01	Domestic market	1,908,669	1,908,669	1,027,665	1,027,665
3.01.02	Exports	898,856	898,856	525,982	525,982
3.02	Sales Deductions	(363,869)	(363,869)	(194,471)	(194,471)
3.03	Net Sales	2,443,656	2,443,656	1,359,176	1,359,176
3.04	Cost of Sales	(2,066,517)	(2,066,517)	(1,153,199)	(1,153,199)
3.05	Gross Profit	377,139	377,139	205,977	205,977
3.06	Operating Income/Expenses	(350,046)	(386,046)	(441,003)	(441,003)
3.06.01	Selling Expenses	(305,001)	(305,001)	(128,411)	(128,411)
3.06.02	General And Administrative	(38,980)	(38,980)	(23,113)	(23,113)
3.06.02.01	Administrative	(35,702)	(35,702)	(20,728)	(20,728)
3.06.02.02	Management Compensation	(3,278)	(3,278)	(2,385)	(2,385)
3.06.03	Financial	(103,507)	(103,507)	(4,422)	(4,422)
3.06.03.01	Financial Income	214,970	214,970	144,622	144,622
3.06.03.02	Financial Expenses	(318,477)	(318,477)	(149,044)	(149,044)
3.06.04	Other Operating Income	4,707	4,707	81,344	81,344
3.06.05	Other Operating Expenses	(47,869)	(47,869)	(107,006)	(107,006)
3.06.06	Equity Pick-up	140,604	104,604	(259,395)	(259,395)
3.07	Operating Income	27,093	27,093	(235,026)	(235,026)
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	27,093	27,093	(235,026)	(235,026)
3.10	Provision for Income Tax And Social Contribution	0	0	(809)	(809)
3.11	Deferred Income Tax	34,026	34,026	14,030	14,030
3.12	Statutory Participations / Contributions	0	0	0	0

8

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.14	Participation of non-controlling shareholders
3.15	Net Income In Fiscal Year	61,119	61,119	(221,805)	(221,805)
	Number of Shares (Ex-treasury)	870,105,066	870,105,066	413,055,236	413,055,236
	Earnings Per Share R$	0.07024	0.07024
	Loss per share R$			(0.53699)	(0.53699)

9

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.01	Net cash provided by (used in) operating activities	1,191,004	1,191,004	41,117	41,117
4.01.01	Net Income for the year	61,119	61,119	(221,805)	(221,805)
4.01.02	Changes in operating assets and liabilities	1,128,822	1,128,822	(93,083)	(93,083)
4.01.02.01	Trade accounts receivable	392,736	392,736	424,003	424,003
4.01.02.02	Inventories	54,795	54,795	42,313	42,313
4.01.02.03	Trade accounts payable	(88,046)	(88,046)	(102,870)	(102,870)
4.01.02.04	Contingencies	(13,572)	(13,572)	(2,874)	(2,874)
4.01.02.05	Payroll and related charges payable	585,408	585,408	(228,706)	(228,706)
4.01.02.06	Marketable securities held for trading	(518,482)	(518,482)	(307,379)	(307,379)
4.01.02.07	Redemption of Marketable securities held for trading	768,545	768,545	99,522	99,522
4.01.02.08	Other financial assets and liabilities	4,496	4,496	15,536	15,536
4.01.02.09	Interest payment	(57,058)	(57,058)	(32,628)	(32,628)
4.01.03	Others	1,063	1,063	356,005	356,005
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	79,889	79,889	50,445	50,445
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	13,711	13,711	64,385	64,385
4.01.03.05	Deferred income tax	(34,025)	(34,025)	(17,480)	(17,480)
4.01.03.06	Provision/reversal for contingencies	20,910	20,910	7,376	7,376
4.01.03.07	Other provisions	(15,746)	(15,746)	56,928	56,928
4.01.03.08	Exchange variations and interest	76,928	76,928	(65,044)	(65,044)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(140,604)	(140,604)	259,395	259,395

10

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.02	Net cash (used in) provided by investing activities	(99,275)	(99,275)	(23,116)	(23,116)
4.02.01	Cash investments	0	0	(109)	(109)
4.02.02	Redemption of cash investments	0	0	0	0
4.02.03	Additions to property, plant and equipment	(63,556)	(63,556)	(76,956)	(76,956)
4.02.04	Acquisitions/formation period of breeding stock	0	0	0	0
4.02.05	Disposal of fixed assets	2,272	2,272	586	586
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other Investments, net	0	0	0	0
4.02.08	Business Acquisition Additional Costs	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	1,960	1,960	75,224	75,224
4.02.13	Additions to biological assets	(39,521)	(39,521)	(21,861)	(21,861)
4.02.14	Additions to intangible assets	(430)	(430)	0	0
4.03	Net cash (used in) provided by financing activities	(1,151,960)	(1,151,960)	74,823	74,823
4.03.01	Debt issuance	177,188	177,188	376,635	376,635
4.03.02	Repayment of debt (principal and interest)	(569,345)	(569,345)	(277,074)	(277,074)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	(100,000)	(100,000)	(24,783)	(24,783)
4.03.05	Capital distribution to minority shareholders	(803)	(803)	0	0
4.03.06	Advance for future capital increase	(659,000)	(659,000)	45	45
4.04	Exchange variation on cash and cash equivalents	2,369	2,369	(303)	(303)
4.05	Net (decrease) increase in cash	(57,862)	(57,862)	92,521	92,521
4.05.01	At the beginning of the year	223,434	223,434	29,588	29,588
4.05.02	At the end of the year	165,572	165,572	122,109	122,109

11

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/Loss In Fiscal Year	0	0	0	0	61,119	0	61,119
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.08	Increase (Decrease) in Capital Stock	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital Stock	0	0	0	0	0	0	0
5.08.02	Costs of Shares issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083

12

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/Loss In Fiscal Year	0	0	0	0	61,119	0	61,119
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.08	Increase (Decrease) in Capital Stock	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital Stock	0	0	0	0	0	0	0
5.08.02	Costs of Shares issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083

13

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
1	Total assets	27,513,729	28,383,627
1.01	Current assets	9,873,174	10,677,939
1.01.01	Cash, banks and investments	3,367,405	4,243,769
1.01.01.01	Cash and cash equivalents	1,274,761	1,898,240
1.01.01.02	Short-term investments	2,092,644	2,345,529
1.01.02	Credits	2,299,817	2,173,918
1.01.02.01	Trade accounts receivable	2,265,062	2,140,701
1.01.02.02	Other credits	34,755	33,217
1.01.03	Inventories	2,225,550	2,255,497
1.01.04	Others	1,980,402	2,004,755
1.01.04.01	Dividends and Interest on shareholders’ equity	0	0
1.01.04.02	Recoverable taxes	745,695	745,591
1.01.04.03	Biological assets	851,001	865,527
1.01.04.04	Other rights	189,274	266,396
1.01.04.05	Prepaid expenses	111,607	51,764
1.01.04.06	Other financial assets	24,435	27,586
1.01.04.07	Assets held for sale	58,390	47,891
1.02	Noncurrent assets	17,640,555	17,705,688
1.02.01	Noncurrent assets	4,529,922	4,537,839
1.02.01.01	Other credits	99,230	105,428
1.02.01.01.01	Trade accounts receivable	15,488	12,808
1.02.01.01.02	Notes receivable	83,742	92,620
1.02.01.02	Credits with associates	0	0
1.02.01.02.01	With affiliates	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other associates	0	0
1.02.01.03	Others	4,430,692	4,432,411
1.02.01.03.01	Long-term cash investments	611,356	676,681
1.02.01.03.02	Recoverable taxes	636,015	653,074
1.02.01.03.03	Deferred taxes	2,477,766	2,426,412
1.02.01.03.04	Judicial deposits	143,755	135,885
1.02.01.03.05	Biological assets	384,652	391,192
1.02.01.03.06	Other receivables	176,338	148,213
1.02.01.03.07	Prepaid expenses	810	954
1.02.02	Permanent assets	13,110,633	13,167,849
1.02.02.01	Investments	19,082	17,200
1.02.02.01.01	Equity in affiliates	0	0
1.02.02.01.02	Equity in subsidiaries	18,044	16,138
1.02.02.01.03	Other Investments	1,038	1,062
1.02.02.01.06	Equity in subsidiaries – goodwill	0	0
1.02.02.02	Fixed assets	8,837,492	8,874,186
1.02.02.03	Intangible	4,254,059	4,276,463
1.02.02.04	Deferred	0	0

14

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
2	Total liabilities	27,513,729	28,383,627
2.01	Current liabilities	5,112,583	6,359,230
2.01.01	Short term debt	2,315,276	3,200,562
2.01.02	Debentures	2,089	2,089
2.01.03	Trade accounts payable	1,776,996	1,905,368
2.01.04	Taxes, charges and contribution	219,600	259,060
2.01.04.01	Tax obligations	150,851	183,635
2.01.04.02	Social contributions	68,749	75,425
2.01.05	Dividends payable	12	839
2.01.06	Provisions	275,540	300,325
2.01.06.01	Provisions for vacations & 13th salary	252,389	224,880
2.01.06.02	Participation of employees in the results	23,151	75,445
2.01.07	Debts with associates	0	0
2.01.08	Others	523,070	690,987
2.01.08.01	Payroll	40,158	40,829
2.01.08.02	Interest on shareholders' equity	1,234	91,790
2.01.08.03	Management/employees’ profit Sharing	0	0
2.01.08.04	Advance from related parties	0	0
2.01.08.05	Other obligations	300,152	379,931
2.01.08.06	Other financial liabilities	90,177	87,088
2.01.08.07	Provision for tax, civil and labor risks	91,349	91,349
2.02	Non current liabilities	9,355,860	9,028,738
2.02.01	Long-term liabilities	9,355,860	9,028,738
2.02.01.01	Long term debt	6,123,014	5,853,459
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	955,213	940,259
2.02.01.03.01	Provision for tax, civil and labor risks	955,213	940,259
2.02.01.04	Debts with associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	2,277,633	2,235,020
2.02.01.06.01	Taxes and social obligation	8,692	5,951
2.02.01.06.02	Deferred Taxes	1,489,329	1,456,425
2.02.01.06.03	Advance from related parties	0	0
2.02.01.06.04	Employees benefit plan	256,518	249,728
2.02.01.06.05	Others	523,094	522,916
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	4,203	4,721
2.05	Shareholders’ equity	13,041,083	12,990,938
2.05.01	Paid-in capital	12,460,953	12,461,756
2.05.02	Capital reserves	62,767	62,767
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0

15

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2010	4- 12/31/2009
2.05.03.02	Subsidiaries/ affiliates	0	0
2.05.04	Profit reserves	701,514	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	630,505	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(26,174)	(27,587)
2.05.05	Equity valuation adjustments	(40,664)	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	(40,664)	(47,555)
2.05.06	Accumulated earnings/ losses	(143,487)	(186,131)
2.05.07	Advance for future capital increase	0	0

16

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.01	Gross Sales	5,814,661	5,814,661	2,984,200	2,984,200
3.01.01	Domestic market	3,686,324	3,686,324	1,835,889	1,835,889
3.01.02	Exports	2,128,337	2,128,337	1,148,311	1,148,311
3.02	Sales Deductions	(767,290)	(767,290)	(381,151)	(381,151)
3.03	Net Sales	5,047,371	5,047,371	2,603,049	2,603,049
3.04	Cost of Sales	(3,922,557)	(3,922,557)	(2,140,398)	(2,140,398)
3.05	Gross Profit	1,124,814	1,124,814	462,651	462,651
3.06	Operating Income/Expenses	(1,066,042)	(1,066,042)	(573,881)	(573,881)
3.06.01	Selling Expenses	(788,405)	(788,405)	(407,762)	(407,762)
3.06.02	General And Administrative	(67,165)	(67,165)	(40,801)	(40,801)
3.06.02.01	Administrative	(61,166)	(61,166)	(35,557)	(35,557)
3.06.02.02	Management Compensation	(5,999)	(5,999)	(5,244)	(5,244)
3.06.03	Financial	(151,828)	(151,828)	(100,316)	(100,316)
3.06.03.01	Financial Income	392,167	392,167	273,137	273,137
3.06.03.02	Financial Expenses	(543,995)	(543,995)	(373,453)	(373,453)
3.06.04	Other Operating Income	28,257	28,257	87,919	87,919
3.06.05	Other Operating Expenses	(88,808)	(88,808)	(112,921)	(112,921)
3.06.06	Equity Pick-up	1,907	1,907	0	0
3.07	Operating Income	58,772	58,772	(111,230)	(111,230)
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	58,772	58,772	(111,230)	(111,230)
3.10	Provision for Income Tax And Social Contribution	(12,709)	(12,709)	(8,646)	(8,646)
3.11	Deferred Income Tax	14,982	14,982	(101,778)	(101,778)
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0

17

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.14	Participation of non-controlling shareholders	74	74	(151)	(151)
3.16	Net Income In Fiscal Year	61,119	61,119	(221,805)	(221,805)
	Number of Shares (Ex-treasury)	870,105,066	870,105,066	413,055,236	413,055,236
	Earnings Per Share R$	0.07024	0.07024
	Loss per share R$			(0.53699)	(0.53699)

18

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.01	Net cash provided by (used in) operating activities	248,643	248,643	(46,658)	(46,658)
4.01.01	Net Income for the year	61,119	61,119	(221,805)	(221,805)
4.01.02	Changes in operating assets and liabilities	(161,137)	(161,137)	(169,736)	(169,736)
4.01.02.01	Trade accounts receivable	(133,093)	(133,093)	12,130	12,130
4.01.02.02	Inventories	36,233	36,233	87,649	87,649
4.01.02.03	Trade accounts payable	(122,365)	(122,365)	(60,028)	(60,028)
4.01.02.04	Contingencies	(13,738)	(13,738)	(3,138)	(3,138)
4.01.02.05	Payroll and related charges payable	(107,356)	(107,356)	(173,491)	(173,491)
4.01.02.06	Marketable securities held for trading	(573,382)	(573,382)	(549,041)	(549,041)
4.01.02.07	Redemption of Marketable securities held for trading	901,152	901,152	570,250	570,250
4.01.02.08	Marketable securities avaliable for sale	(252,331)	(252,331)	0	0
4.01.02.09	Redemption of Marketable securities avaliable for sale	304,503	304,503	773	773
4.01.02.10	Other financial assets and liabilities	6,239	6,239	8,632	8,632
4.01.02.11	Interest payment	(206,999)	(206,999)	(63,472)	(63,472)
4.01.02.12	Interest on shareholders’ equity received	0	0	0	0
4.01.03	Others	348,661	348,661	344,883	344,883
4.01.03.01	Minority shareholders	(74)	(74)	151	151
4.01.03.02	Depreciation, amortization and depletion	179,607	179,607	111,328	111,328
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	36,077	36,077	48,649	48,649
4.01.03.05	Deferred income tax	(20,071)	(20,071)	103,901	103,901
4.01.03.06	Provision/reversal for contingencies	32,176	32,176	698	698
4.01.03.07	Other provisions	(12,817)	(12,817)	9,132	9,132
4.01.03.08	Exchange variations and interest	135,670	135,670	71,024	71,024
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(1,907)	(1,907)	0	0

19

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.02	Net cash (used in) provided by investing activities	(163,886)	(163,886)	(149,457)	(149,457)
4.02.01	Cash investments	0	0	(109)	(109)
4.02.02	Redemption of cash investments	2,068	2,068	0	0
4.02.03	Additions to property, plant and equipment	(84,917)	(84,917)	(120,523)	(120,523)
4.02.04	Acquisitions/formation period of breeding stock	0	0	0	0
4.02.05	Disposal of fixed assets	2,350	2,350	17,418	17,418
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other Investments, net	0	0	0	0
4.02.08	Business Acquisition Additional Costs	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	0	0	0
4.02.13	Additions to biological assets	(82,615)	(82,615)	(46,243)	(46,243)
4.02.14	Additions to intangible assets	(772)	(772)	0	0
4.03	Net cash (used in) provided by financing activities	(695,076)	(695,076)	36,444	36,444
4.03.01	Debt issuance	1,768,315	1,768,315	493,942	493,942
4.03.02	Repayment of debt (principal and interest)	(2,362,588)	(2,362,588)	(432,715)	(432,715)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	(100,000)	(100,000)	(24,783)	(24,783)
4.03.05	Capital distribution to minority shareholders	(803)	(803)	0	0
4.04	Exchange variation on cash and cash equivalents	(13,160)	(13,160)	(3,375)	(3,375)
4.05	Net (decrease) increase in cash	(623,479)	(623,479)	(163,046)	(163,046)
4.05.01	At the beginning of the year	1,898,240	1,898,240	1,233,455	1,233,455
4.05.02	At the end of the year	1,274,761	1,274,761	1,070,409	1,070,409

20

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/Loss In Fiscal Year	0	0	0	0	61,119	0	61,119
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.08	Increase (Decrease) in Capital Stock	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital Stock	0	0	0	0	0	0	0
5.08.02	Costs of Shares issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083

21

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/Loss In Fiscal Year	0	0	0	0	61,119	0	61,119
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	(18,475)	6,891	(11,584)
5.08	Increase (Decrease) in Capital Stock	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital Stock	0	0	0	0	0	0	0
5.08.02	Costs of Shares issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083

22

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

1.     RESTATEMENT OF THE QUARTERLY INFORMATION, ADOPTION OF THE INTERNATIONAL ACCOUNTING FINANCIAL REPORTING STANDARDS AND MANAGEMENT STATEMENT

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the international financial reporting standards (“IFRS”), issued by The International Accounting Standards Board (“IASB”). The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by Brazilian Exchange Securities Commission (“CVM”).

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management acknowledges that the pronouncements issued by CPC and approved by CVM conform to IFRS.

As a result of the IFRSs adoption and as required by CVM through the Deliberation No. 603/09, the Company is restating the  quarterly information (parent company and consolidated) for the period of three months ended March 31, 2010 previously issued on May 12, 2010, in order to incorporate the accounting deliberations issued by CVM during 2010, as presented below:

•         CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•         CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•         CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•         CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 10;

23

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•         CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•         CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 1;

•         CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•         CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•         CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•         CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•         CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•         CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•         ICPC 09 - Individual, Separate and Consolidated Financial Statements and Application of the Equity Method;

•         ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•         ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

Thereby, the consolidated quarterly information, now restated, are in accordance with the accounting practices adopted in Brazil which comprise the CVM accounting rules and  the pronouncements and interpretations issued by the

Accounting Pronouncements Committee (“CPC”), being totally converted to IFRS.

24

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company’s individual quarterly information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such quarterly information  differ from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The effects of the amendments to the accounting practices in the shareholders’ equity and in the statement of income previously issue, are presented below:

Reconciliation of shareholders’ equity

		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		03.31.10	12.31.09	03.31.10	12.31.09

Shareholders' equity disclosed according to prior accounting practices		13.214.015	13.164.164	13.186.161	13.134.650
Reversal of deferred assets	(a)	(124.471)	(133.541)	(186.708)	(201.940)
Other employees benefits	(b)	(110.766)	(105.962)	(114.533)	(112.243)
Transfer freight	(c)	(12.088)	(6.796)	(20.377)	(15.925)
Business combination	(d)	(4.498)	(5.098)	91.103	111.620
Effect of income taxes on the above adjustments	(e)	84.091	83.742	85.980	74.776
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	23.197	23.943	-	-
Unrealized profit in sales to subsidiaries	(g)	(2.495)	(2.742)	-	-
Employee participation	(h)	(543)	-	(543)	-
Treasury shares	(g)	(25.359)	(26.772)	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		13.041.083	12.990.938	13.041.083	12.990.938

Reconciliation of income (loss) for the period
		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		03.31.10	03.31.09	03.31.10	03.31.09
Net income (loss) disclosed according to prior accounting practices		52.360	(241.138)	52.607	(225.966)
Reversal of deferred assets	(a)	9.070	3.160	15.232	8.460
Other employees benefits	(b)	(4.804)	(3.686)	(2.290)	(3.686)
Transfer freight	(c)	(5.292)	(6.716)	(4.452)	1.531
Business combination	(d)	-	-	4.951	-
Effect of income taxes on the above adjustments	(e)	533	2.462	(4.386)	(2.144)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	9.548	8.941	-	-
Unrealized profit in sales to subsidiaries	(g)	247	15.172	-	-
Employee participation	(h)	(543)	-	(543)	-
Net income (loss) disclosed according to BR GAAP / IFRS		61.119	(221.805)	61.119	(221.805)

Reconciliation of income (loss) for the period

(a)    Deferred charges: upon first-time adoption of Law 11,638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order for BR GAAP to conform to IFRS, Management elected to change the accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the parent company’s quarterly information statements this accounting practice was voluntarily adopted.

25

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(b)    Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and prior service cost recognized directly in the statement of income.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

(d)    Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill is the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (note 6).

(e)    Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

(f)     Effect of equity method pick up of adjustments from (a) to (c) above.

(g)    Effect of unrealized profit and treasury shares in subsidiaries.

(h)   Effect of IFRS adoption adjustments on the Company´s obligation related to profit sharing.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;

  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

26

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

  The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified in other assets group were reclassified to assets held for sale group;

  The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

  For the periods and fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to annual impairment testing.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.
  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

27

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual quarterly information.

The Company’s individual and consolidated quarterly information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly information, when applicable, were expressed in thousands. The amounts included in statements of income are accumulated in three months.

The preparation of the Company’s quarterly information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date as disclosed in note 3.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the quarterly information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The parent company and consolidated quarterly information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

•         financial assets available for sale measured at fair value; and

28

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

Additionally, in order to fully comply with the requirements of Deliberation CVM No. 603/09, the quarterly information comprising the balance sheet position as of the transition date which was January 1, 2009, is present below.

29

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
BALANCE SHEETS
March 31, 2010 and December 31, 2009 and January 1, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
Assets	Note	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Current assets
Cash and cash equivalents	7	165.572	223.434	29.588	1.274.761	1.898.240	1.233.455
Marketable securities	8	1.944.670	619.895	42.118	2.092.644	2.345.529	742.549
Trade accounts receivable, net	9	1.125.624	1.464.736	308.294	2.265.062	2.140.701	1.378.046

Interest on shareholders' equity receivable		54.821	36.651	5	-	-	-
Inventories	10	911.329	919.798	205.804	2.225.550	2.255.497	1.285.371
Biological assets	11	387.306	401.804	80.756	851.001	865.527	427.374
Recoverable taxes	13	329.705	256.994	337.231	745.695	745.591	576.337
Assets held for sale	12	13.391	2.003	2.241	58.390	47.891	5.770
Other financial assets	21	23.459	24.747	10.405	24.435	27.586	79.211
Other current assets		216.377	215.496	50.048	335.636	351.377	189.241
Total current assets		5.172.254	4.165.558	1.066.490	9.873.174	10.677.939	5.917.354
Non-current assets
Marketable securities	8	-	-	155	611.356	676.681	155
Trade accounts receivable, net	9	15.488	10.487	3.329	15.488	12.808	11.578
Credit notes	9	83.742	92.620	16.157	83.742	92.620	54.889
Recoverable taxes	13	460.616	431.118	111.021	636.015	653.074	147.490
Deferred income tax	14	496.174	427.919	253.190	2.477.766	2.426.412	550.834
Judicial deposits	15	64.954	61.321	26.293	143.755	135.885	56.093
Biological assets	11	155.600	153.454	29.850	384.652	391.192	158.846
Other current assets		40.395	28.825	18.637	177.148	149.167	30.540
Investments	16	8.093.289	9.106.983	2.708.645	19.082	17.200	1.028
Property, plant and equipment, net	17	2.960.716	2.891.185	601.943	8.837.492	8.874.186	2.747.792
Intangible assets	18	1.536.465	1.531.933	1.464.376	4.254.059	4.276.463	1.557.552
Total non-current assets		13.907.439	14.735.845	5.233.596	17.640.555	17.705.688	5.316.797
Total assets		19.079.693	18.901.403	6.300.086	27.513.729	28.383.627	11.234.151

30

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
BALANCE SHEETS
March 31, 2010 and December 31, 2009 and January 1, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
Liabilities	Note	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Current liabilities
Short-term debt	20	893.258	1.022.191	723.637	2.315.276	3.200.562	1.574.720
Debentures	20	2.089	2.089	-	2.089	2.089	4.185
Trade accounts payable	19	952.817	976.430	340.535	1.776.996	1.905.368	1,083.385
Payroll and related charges		194.639	177.161	32.816	361.296	341.134	173.181
Tax payable		56.046	55.679	19.578	150.851	183.635	66.578
Interest on shareholders' equity		420	91.803	23.295	1.246	92.629	23.327
sharing		22.678	25.931	10.358	23.151	75.445	17.893
Debts with related companies	28	2.219	4.794	58.552	-	-	-
Other financial liabilities	21	90.177	86.969	7.410	90.177	87.088	146.712
Provision for tax, civil and labor	25	58.281	58.281	29.425	91.349	91.349	38.927
Other liabilities with related parties	28	1.042.772	392.470	-	-	-	-
Other current liabilities		59.005	115.502	11.317	300.152	379.931	70.090
Total current liabilities		3.374.401	3.009.300	1.256.923	5.112.583	6.359.230	3.198.998
Non-current liabilities
Long-term debt	20	1.749.521	1.964.978	879.023	6.123.014	5.853.459	3.719.692
Social and tax payable		8.692	5.450	8.121	8.692	5.951	20.056
Provision for tax, civil and labor	25	109.982	105.690	89.453	955.213	940.259	180.215
Deferred income tax	14	167.776	131.237	50.507	1.489.329	1.456.425	73.322
Other liabilities with related parties	28	471.075	557.184	-	-	-	-
Employee benefit plan	24	110.766	105.962	84.225	256.518	249.728	84.225
Other non-current liabilities		46.397	30.664	7.193	523.094	522.916	32.306
Total non-current liabilities		2.664.209	2.901.165	1,118,522	9.355.860	9.028.738	4.109.816

Shareholders' equity	26
Capital		12.460.953	12.461.756	3.445.043	12.460.953	12.461.756	3.445.043
Capital reserves		62.767	62.767	-	62.767	62.767	-
Profit reserves		727.688	727.688	731.527	727.688	727.688	731.527
Accumulated deficit		(143.487)	(186.131)	(212.985)	(143.487)	(186.131)	(212.985)
Treasury shares		(26.174)	(27.587)	(815)	(26.174)	(27.587)	(815)
Other comprehensive income (loss)		(40.664)	(47.555)	(38.129)	(40.664)	(47.555)	(38.129)
Parent company shareholders' equity		13.041.083	12.990.938	3.924.641	13.041.083	12.990.938	3.924.641
Non-controlling interest		-	-	-	4.203	4.721	696
Shareholders' equity		13.041.083	12.990.938	3.924.641	13.045.286	12.995.659	3.925.337
Total liabilities and shareholders'equity		19.079.693	18.901.403	6.300.086	27.513.729	28.383.627	11.234.151

31

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF INCOME
Three month period ended March 31, 2010 and March 31, 2009
(Amounts expressed in thousands of Brazilian reais, except earnings per share data)

		Parent company		Consolidated
	Note	03.31.10	03.31.09	03.31.10	03.31.09
Net sales	29	2.443.656	1.359.176	5.047.371	2.603.049
Cost of sales	34	(2.066.517)	(1.153.199)	(3.922.557)	(2.140.398)
Gross profit		377.139	205.977	1.124.814	462.651
Operating income (expenses)
Sales	34	(305.001)	(128.411)	(788.405)	(407.762)
General and administrative	34	(38.980)	(23.113)	(67.165)	(40.801)
Other operating expenses	32	(43.162)	(25.662)	(60.551)	(25.002)
Equity interest in income of subsidiaries	16	140.604	(259.395)	1.907	-
Operating income		130.600	(230.604)	210.600	(10.914)
Financial expenses	33	(318.477)	(149.044)	(543.995)	(373.453)
Financial income	33	214.970	144.622	392.167	273.137
Income before taxes and participation of non-controlling shareholders'		27.093	(235.026)	58.772	(111.230)
Income and social contribution tax expense	14	-	(809)	(12.709)	(8.646)
Deferred income and social contribution tax expense (benefit)	14	34.026	14.030	14.982	(101.778)
Net income (loss)		61.119	(221.805)	61.045	(221.654)
Attributable to:					-
BRF shareholders		61.119	(221.805)	61.119	(221.805)
Non-controlling shareholders		-	-	(74)	151
Weighted average shares outstanding at the end of the year (thousands) - basic		870.105.066	413.055.236	870.105.066	413.055.236
Earnings per share - basic	27	0.07	(0.54)	0.07	(0.54)
Weighted average shares outstanding at the end of the year (thousands) - diluted		871.692.074	413.055.236	871.692.074	413.055.236
Earnings per share - diluted	27	0.07	(0.54)	0.07	(0.54)

32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Three month period ended March 31, 2010 and March 31, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09

Net income (loss)	61.119	(221.805)	61.045	(221.654)
Loss in foreign currency translation adjustments	(5.362)	(2.151)	(5.362)	(2.151)
Unrealized gain (loss) in available for sale marketable securities,
net of income taxes (R$170) in 2010 and R$96 in 2009.	510	(287)	510	(287)
Unrealized gains (loss) in cash flow hedge,
net of income taxes (R$1.621) in 2010 and R$2.123 in 2009.	3.147	(4.120)	3.147	(4.120)
Actuarial loss,
net of income taxes R$4.428 in 2010.	8.596	-	8.596	-
Net income (loss) recored directly in the shareholders' equity	6.891	(6.558)	6.891	(6.558)
Comprehensive income (loss)	68.010	(228.363)	67.936	(228.212)
Attributable to:
BRF shareholders	68.010	(228.363)	68.010	(228.363)
Non-controlling shareholders	-	-	(74)	151

33

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2009 and three month period ended March 31, 2010
(Amounts expressed in thousands of Brazilian reais, except interest on own capital per share data)
				Attributed to interest of controlling shareholders
		Capital reserve			Profit reserves		Other comprehensive income
	Capital	capital reserve	Treasury shares	Legal reserve		Reserve for capital increases	Accumulated foreign currency translation adjustments	Available for sale marketable securities	Actuarial gains (losses)	Accumulated deficit	Total sharehoolders' equity (Parent Company)	Non- controlling interest	Total shareholders' equity (consolidated)
BALANCES AT JANUARY 1 st , 2009	3.445.043	-	(815)	66.201	505.070	160.256	(1.052)	(37.077)	-	(212.985)	3.924.641	696	3.925.337
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	19.647	-	-	-	19.647	8,449	28.096
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	(1.245)	-	-	-	(1.245)	-	(1.245)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	(4,738)	-	-	(4.738)	-	(4.738)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(23.090)	-	(23.090)	-	(23.090)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	123.015	123.015	(4,424)	118.591
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	17.350	(41.815)	(23.090)	(89.970)	4.038.230	4,721	4.042.951
Capital increase	9.108.374	-	-	-	-	-	-	-	-	-	9.108.374	-	9.108.374
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.229985 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(100,000)	(100.000)	-	(100.000)
Legal reserve	-	-	-	4.808	-	-	-	-	-	(4,808)	-	-	-
Reserve for expansion	-	-	-	-	(8.647)	-	-	-	-	8.647	-	-	-
Valuation of shares	-	62.767	-	-	-	-	-	-	-	-	62.767	-	62.767
Cost of shares issuance	(91.661)	-	-	-	-	-	-	-	-	-	(91.661)	-	(91.661)
Treasury shares	-	-	(26.772)	-	-	-	-	-	-	-	(26.772)	-	(26.772)
BALANCES AT DECEMBER 31, 2009	12.461.756	62.767	(27.587)	71.009	496.423	160.256	17.350	(41.815)	(23.090)	(186.131)	12.990.938	4.721	12.995.659
Comprehensive income:
Loss in foreign currency translation adjustments	-	-	-	-	-	-	(5.362)	-	-	-	(5.362)	(444)	(5.806)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	510	-	-	-	510	-	510
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	3.147	-	-	3.147	-	3.147
Actuarial gain	-	-	-	-	-	-	-	-	8.596	(18.475)	(9.879)	-	(9.879)
Net income for the period	-	-	-	-	-	-	-	-	-	61.119	61.119	(74)	61.045
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	12.498	(38.668)	(14.494)	(143.487)	13.040.473	4.203	13.044.676
Cost of shares issuance	(803)	-	-	-	-	-	-	-	-	-	(803)	-	(803)
Treasury shares	-	-	1.413	-	-	-	-	-	-	-	1.413	-	1.413
BALANCES AT MARCH 31, 2010	12.460.953	62.767	(26.174)	71.009	496.423	160.256	12.498	(38.668)	(14.494)	(143.487)	13.041.083	4.203	13.045.286

34

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF CASH FLOWS
Three month period ended March 31, 2010 and March 31, 2009
(Amounts expressed in thousands of Brazilian reais)
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Operating activities:
Net income for the period	61.119	(221.805)	61.119	(221,805)
Adjustments to reconcile net income to net cash provided by
operating activities:
Non-controlling shareholders	-	-	(74)	151
Depreciation, amortization and depletion	79.889	50.445	179.607	111.328
Equity interest in income of subsidiaries	(140.604)	259.395	(1.907)	-
Loss in disposal of permanent assets	13.711	64.385	36.077	48.649
Deferred income tax	(34.025)	(17.480)	(20.071)	103.901
Provision (reversal) for tax, civil and labor risks	20.910	7.376	32.176	698
Other provisions (reversals)	(15.746)	56.928	(12.817)	9.132
Exchange rate variations and interest	76.928	(65.044)	135.670	71.024
Changes in operating assets and liabilities:
Investment in trading securities	(518.482)	(307.379)	(573.382)	(549.041)
Redemption of trading securities	768.545	99.522	901.152	570,250
Investment in available for sale	-	-	(252.331)	-
Redemption of available for sale	-	-	304.503	773
Other financial assets and liabilities	4.496	15.536	6.239	8,632
Trade accounts receivable	392.736	424.003	(133.093)	12,130
Inventories	54.795	42.313	36.233	87,649
Trade accounts payable	(88.046)	(102.870)	(122.365)	(60.028)
Payment of provisions for tax, civil and labor risks	(13.572)	(2.874)	(13.738)	(3.138)
Interest paid	(57.058)	(32.628)	(206.999)	(63.472)
Payroll and related charges	585.408	(228.706)	(107.356)	(173.491)
Net cash provided by (used) operating activities	1.191.004	41.117	248.643	(46.658)
Investing activities:
Investment in marketable securities	-	(109)	-	(109)
Redemption in marketable securities	-	-	2.068	-
Cash of merged company	1.960	75.224	-	-
Additions to property, plant and equipment	(63.556)	(76.956)	(84.917)	(120.523)
Additions to biological assets	(39.521)	(21.861)	(82.615)	(46.243)
Proceeds from disposals of property, plant and equipement	2.272	586	2.350	17.418
Additions to intangible	(430)	-	(772)	-
Net cash used in investing activities	(99.275)	(23.116)	(163.886)	(149.457)
Financing activities:			-	-
Proceeds from debt issuance	177.188	376.635	1.768.315	493.942
Repayment of debt	(569.345)	(277.074)	(2.362.588)	(432.715)
Advance for future capital increases	(659.000)	45	-	-
Interest on shareholders' equity paid	(100.000)	(24.783)	(100.000)	(24.783)
Cost of shares issuance	(803)	-	(803)	-
Net cash (used in) provided by financing activities	(1.151.960)	74.823	(695.076)	36.444
Effect of exchange rate variation on cash and cash equivalents	2.369	(303)	(13.160)	(3.375)
Net increase in cash	(57.862)	92.521	(623.479)	(163.046)
Cash at the beginning of the period	223.434	29.588	1.898.240	1.233.455
Cash at the end of the period	165.572	122.109	1.274.761	1.070.409
Cash flow supplementary information				-
Cash paid during the period for:	-	35	1.264	1.429

35

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF VALUE ADDED
Three month period ended March 31, 2010 and March 31, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
1 - REVENUE	2.776.903	1,499,028	5.716.083	3.001.440
Sales of goods and products	2.729.853	1,498,617	5.683.200	2.899.874
Other (expenses) income	(9.269)	(22,342)	(34.367)	(21.282)
Revenue related to construction of own assets	58.340	25,301	73.719	127.530
Allowance for doubtful accounts reversal (provisions)	(2.021)	(2,548)	(6.469)	(4.682)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(1.990.227)	(1,085,332)	(3.820.161)	(2.182.436)
Cost of goods and products sold	(1.626.661)	(861,340)	(2.864.475)	(1.652.335)
Material, energy, services of third parties and others	(376.569)	(195,967)	(963.263)	(532.817)
Reversal (provision) for losses in inventory	13.003	(28,025)	7.577	2.716
3 - GROSS VALUE ADDED (1-2)	786.676	413,696	1.895.922	819.004
4 - DEPRECIATION, AMORTIZATION AND DEPLETION	(79.889)	(50,445)	(179.607)	(111.328)
5 - NET VALUE ADDED (3-4)	706.787	363,251	1.716.315	707.676
6 - VALUE ADDED RECEIVED FROM THIRD PARTIES	355.614	(114,407)	394.137	273.103
Equity interest in income of subsidiaries	140.605	(259,395)	1.907	-
Financial income	214.970	144,622	392.167	273.137
Other operating income	39	366	63	(34)
7 - ADDED VALUE TO BE DITRIBUTED (5+6)	1.062.401	248,844	2.110.452	980.779

8 - DISTRIBUTION OF VALUE ADDED:	1.062.401	248,844	2.110.452	980.779
Payroll	353.557	150,939	715.706	333.991
Salaries	290.861	120,362	575.313	269.657
Benefits	43.910	19,578	101.960	44.362
Government severance indemnity fund for employees - F.G.T.S	18.786	10,999	38.433	19.972
Taxes and contributions	311.850	160,000	766.215	474.823
Federal	143.185	69,051	456.285	323.137
State	165.680	89,917	306.664	149.682
Municipal	2.985	1,032	3.266	2.004
Capital remuneration from third parties	335.875	159,710	567.486	393.619
Interests	320.256	153,144	549.298	377.553
Rent	15.619	6,566	18.188	16.066
Shareholders	61.119	(221,805)	61.045	(221.654)
Retained earnings	61.119	(221,805)	61.119	(221.805)
Non-controlling interest	-	-	(74)	151

36

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.     COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdigão S.A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 42 meat processing plants, 14 milk and dairy products processing plants, 1 pasta processing plants, 1 dessert processing plant, 2 margarine processing plants and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

37

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.1. Interest in subsidiaries:

Subsidiary	Main activity	Country	03.31.10	12.31.09	01.01.09
Perdigão Agroindustrial S.A.	Industrialization and commercialization of products	Brazil	-	-	100.00%
PSA Laboratório Veterinário Ltda. (k)	Veterinary activities	Brazil	10.00%	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (i)	Commercialization of ow ned real estate	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	10.00%	10.00%	10.00%
Avipal Nordeste S.A. (l)	Raising of poultry for slaughtering	Brazil	-	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and real estate marketing	Brazil	100.00%	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialization and commercialization of dairy	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	90.00%	90.00%	90.00%
UP Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%	100.00%
PSA Laboratório Veterinário Ltda (k)	Veterinary activities	Brazil	90.00%	90.00%	90.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
Crossban Holdings GmbH	Holding	Áustria	100.00%	100.00%	100.00%
Perdigão Europe Ltd ®	Import and export of products	Portugal	100.00%	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Perdigão France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%	100.00%
Plusfood B.V. (n)	Import and export of products	The Netherlands	100.00%	100.00%	100.00%
Plusfood Constanta SRL (m)	Meat processsing	Italy	-	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	United Kingdom	100.00%	100.00%	100.00%
Fribo Foods Ltd (n)	Import and export of products	United Kingdom	-	100.00%	100.00%
Plusfood France SARL (p)	Import and export of products	France	100.00%	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Spain	100.00%	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%	67.00%
BRF Brasil Foods Japan KK (q)	Import and export of products	Japan	100.00%	100.00%	100.00%
Brasil Foods PTE Ltd. (g)	Marketing and logistics services	Singapore	100.00%	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (h)	Import and export of products	Hungary	100.00%	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Áustria	100.00%	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%	100.00%
HFF Participações S.A. (l)	Holding	Brazil	-	100.00%	-
Sadia S.A. (l)	Industrialization and commercialization of products	Brazil	-	33.15%	-
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	66.85%	-
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%	-
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%	-
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%	-
Sadia Alimentos S.A.	Import and export of products	Argentine	95.00%	95.00%	-
Sadia U. K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Sadia Industrial Ltda.	Industrialization and commercialization of commoditi Brazil		99.90%	100.00%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	0.09%	0.09%	-
Big Foods Ind. de Produtos Alimentícios Ltda. (d)	Manufacture of bakery products	Brazil	100.00%	100.00%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	99.91%	99.91%	-
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%	-
Sadia GmbH	Holding	Austria	100.00%	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%	-
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%	-
Qualy B. V. (b)	Import and export of products	The Netherlands	100.00%	100.00%	-
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%	-
Badi Ltd. (j)	Import and export of products	Arab Emirates	80.00%	80.00%	-
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%	-
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%	-

38

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

NOTES

(a)   The wholly-owned subsidiary Perdigão Agroindustrial S.A. was merged into the parent company as of March 9, 2009;

(b)   The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4, 2010;

(c)    Wholly-owned subsidiaries merged into the parent company on March 31, 2010;

(d)   Dormant subsidiaries;

(e)   The name of the wholly-owned subsidiary Perdix was changed to Perdigão Europe on March 18, 2009;

(f)    Disposal of ownership interest on March 31 , 2010;

(g)   The name of the wholly-owned subsidiary Plusfood Wrexham was changed to Fribo Foods Ltd. on April 1, 2009;

(h)   The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to Brasil Foods Japan K.K. on November 1, 2010;

(i)     The name of the wholly-owned subsidiary Perdigão Asia PTE Ltd. was changed to Brasil Foods PTE Ltd. in August 2010;

(j)     The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC;

(k)    The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$886, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of March 31, 2010, is represented by a net capital deficiency of R$8,696, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas; and

(l)     Due to the merger of HFF on March 31, 2010, on this date Sadia became directly wholly-owned subsidiary of BRF-Brasil Foods S.A.

2.2. Corporate restructuring

The Company has been following its sustainable growth plan since mid 2005, which is based on the acquisition of various companies and start of new businesses.

As a result of these acquisitions, the Company grew and diversified its businesses, increasing its market share in the poultry and pork markets and entering the dairy, margarine and beef markets.

The companies acquired were:

39

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Company	Activity	Acquisition Year	Status
Sadia	Meat	2009	Wholly-owned subsidiary
HFF Participações	Holding	2009	Merged on 03.31.10
Eleva Alimentos	Dairy/meat	2008	Merged on 04.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 08.01.07
Ava Comércio e Representação	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06
Perdigão Agroindustrial	Meat	-	Merged on 03.09.09

Within this growth process, the Company carried out comprehensive corporate and business restructuring actions, aimed at maintaining the sustainability of its businesses by streamlining its corporate structure, reducing operating, tax and finance costs, as well as by reorganizing its operating activities.

As a result of the restructuring process the following changes occurred in the period of three months ended on March 31, 2010:

a)     On February 26, 2010, the wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. were merged into the BRF;

b)     On March 31, 2010, the interest in the wholly-owned subsidiary Plusfood Constanta SRL was for EUR 10 thousand.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

BRF has a large number of brands, the principal of which are:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson.

In April 2006, the Company’s shares were listed on the Novo Mercado corporate governance (“New Market of the São Paulo Stock Exchange”).

The Extraordinary Shareholders' Meeting held on July 8, 2009 approved that the shares issued by the Company started to be traded on the São Paulo Securities, Futures and Commodities Exchange (“BM&FBOVESPA”) under the new ticker BRFS3 and on the New York Stock Exchange (“NYSE”) under the new ticker BRFS, which replaced the former tickers PRGA3 and PDA, respectively.

40

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

3.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the direct and indirect subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated quarterly information, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the quarterly information of each subsidiary included in the Company’s consolidated quarterly information are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopted the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopted the Euro as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method. The quarterly information of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•      Assets and liabilities are translated at the exchange rate at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

41

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’’ equity.

Functional currency – Brazilian reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated quarterly information and are consistent with the practices adopted by the parent company. The quarterly information of the subsidiaries has been prepared for the same reporting date as the parent company.

3.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

42

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquirer are attributed to these units.

3.3. Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, prepared and processed products. Products of other nature were grouped as ‘other’, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

3.4. Cash and cash equivalents: includes cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

3.5. Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments. Financial assets and liabilities include: financial investments, loans, receivables, derivatives and other.

43

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.5.1.  Financial investments: are financial assets that comprise public and private fixed-income securities, and are classified and recorded based on the purpose for which they were acquired, in accordance with the following:

(a)  Trading securities: acquired for sale or repurchase in the short term, are initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

(b)  Held to maturity: when the Company has the intention and financial ability to hold the instrument to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

(c)  Available for sale: this category is for all the financial assets that are not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

3.5.2.  Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the quarterly information date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

3.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  The accounting follows CVM Deliberation No. 604/09, which            allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.  The Company elected to apply this methodology to its hedge transactions that meet the criteria described above.

44

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.5.4.  Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.41% p.a. (6.13% p.a. as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the interbank certificate of deposit (“CDI”) that on March 31, 2010, corresponded to 9.18% p.a.

3.7.    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and generally does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded.

3.8.    Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas, unusual losses, if any, are recorded directly as an expense for the period.

45

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.9.    Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets. The Company classifies living poultry and pigs as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated a negligible difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

3.10. Assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

3.11. Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

46

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of each fiscal year. In the quarter Management has not identified any impairment events that could require an anticipation of impairment analysis.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

3.12. Intangibles: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the period in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

47

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Goodwill recoverability was tested in the last quarter of each fiscal year. During the quarter Management has not identified any events that could require the anticipation of the impairment analysis.

3.13. Income taxes and social contributions: in Brazil, these comprise Income Tax (IRPJ) and Social Contribution (CSLL), which are monthly calculated on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 595/09; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the quarterly information.

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

48

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 6 and 25.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

49

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Operating lease agreements are recognized as expenses throughout the lease agreement term.

3.17. Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market.

3.18. Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report.

The contributions made by the sponsors are recognized as an expense for the period.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

3.20. Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

50

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.21. Earnings per share: basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

3.22. Determination of income: results from operations are recorded on the accrual basis.

3.23. Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured. Revenues are not recognized when there is substantial uncertainty as to their realization.

Revenue is presented net of sales taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities are aimed at producing new or significantly improved plans or projects. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

51

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

3.26. Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

3.27. Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income. If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of March 31, 2010 and December 31, 2009 is R$4,139. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The tax incentive corresponding to the value of the land will be recognized in the statement of income as the production unit is depreciated.

52

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.28. Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

For quarterly information presentation purposes, interest on capital is stated as an allocation of income directly in equity.

3.29. Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final Rate	03.31.10	03.31.09	12.31.09	01.01.09
U.S. Dollar (US$)	1.7810	2.3152	1.7412	2.3370
Euro (€)	2.4076	3.0783	2.5073	3.2382
Pound (£)	2.7043	3.3259	2.8241	3.4151

Average rates
U.S. Dollar (US$)	1.8003	2.3138	1.9935	1.8375
Euro (€)	2.4905	3.0229	2.7631	2.6698
Pound (£)	2.8059	3.2836	3.1092	3.3308

3.30. Accounting judgments, estimates and assumptions: As mentioned in note 1, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the quarterly information:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

53

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the quarterly information in the period in which the estimates are revised.

3.31. Statement of added value: the Company prepared statements of value added (“DVA”) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the quarterly information in accordance with BR GAAP. It represents for IFRS additional financial information.

4.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1. Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures for the administration of such exposures and can use hedging instruments, provided they are approved by the Board of Directors, to reduce the impacts of these risks. Such policies and procedures include the monitoring of the levels of exposure to each market risk and its measurement, including an analysis based on the accounting exposure and forecast of future cash flows, besides setting limits for decision making. All the instruments used by the Company are aimed at: (i) protection of the foreign exchange exposure of its debt and cash flow; and (ii) exposure of interest rates.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approval of the Risk Policy prepared by the Financial Risk Management Committee and for the supervision of the performance of this policy, verifying if the established limits are being respected. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

54

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Board of Executive Officers is in charge of the evaluation of the Company’s positioning for each risk identified, according to the guidelines enacted by the Board of Directors. In addition, it is responsible for the approval of: (i) the action plans defined for the alignment of risks with the defined tolerance; (ii) the performance indicators to be used in risk management; (iii) the overall limits; and (iv) the evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy. It is this committee that supervises the risk management process, plans and verifies the impact of the decisions implemented, evaluates and approves hedging alternatives, monitors and keeps track of the levels of exposure and the fulfillment of the policy, keeps track of the performance of hedging operations through reports and evaluates the scenarios to be applied in the operations, in the cash flow and in the indebtedness of the Company, in conformity with the established policy.

In the Risk Policy the Company determines the strategies to be adopted, and the Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties in the reconciliations with the counterparties, with validation by the back-office and daily monitoring by the financial area.

Given the objective of utilizing hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the three months period ended on March 31, 2010 met the established objectives.

As allowed by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, as determined in its Risk Policy. The cash flow hedge consists of hedging exposure against variability of the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable predicted transaction, and (iii) could affect profit and loss.

55

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The subsidiary Sadia financial policy establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk – VAR methodology and scenario simulation (stress test), monitored by the Finance Committee and executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

One of the purposes of the Risk Policy is to determine parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, exposed to foreign exchange rate, and commodity price variation. The finance department is responsible for the fulfillment of the Risk Policy.

4.2. Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates, which may be caused by factors related to economic crises and/or alteration of monetary policy in the domestic and foreign market, etc. This exposure refers mainly to changes in the market interest rates that affect Company liabilities and assets indexed by the LIBOR, TJLP (long-term interest rate), UMBNDES (monetary unit of the Brazilian Development Bank) or CDI (interbank deposit certificate) rate, besides possible derivative transactions involving fixed rate positions against one of the above mentioned indexes that could give rise to unrealized and/or realized losses originated by the determination of the fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company continually monitors market interest rates, aiming to evaluate the potential need to enter in contracts to serve as hedge against the volatility of these rates. These transactions are basically characterized by changing from floating rate to fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks to maintain a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP.

56

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

With regards to the Company's cash and equivalents, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. In the event of a CDI increase, impacts become favorable, while in the event of a CDI decrease, results become unfavorable.

The table below summarizes the changes in the interest rates and the impacts for the Company.

Interest fixed rate risk				Interest floating rate risk
Index	Exposure	Variation	Impact	Index	Exposure	Variation	Impact
CDI	Cash and cash equivalents	+	-	CDI	Cash and cash equivalents	+	+
CDI	Cash and cash equivalents	-	+	CDI	Cash and cash equivalents	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Cupom USD	Cash and cash equivalents	+	-	TJLP	Liabilities	+	-
LIBOR/Cupom USD	Cash and cash equivalents	-	+	TJLP	Liabilities	-	+
LIBOR/Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the three month period ended on March 31, 2010.

4.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the US Dollar and also of the Euro and of the British Pound in relation to the Brazilian Real.

The aim of the Company’s Risk Policy is the prevention from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations also not denominated in Brazilian reais, thus protecting the Company’s balance sheet. For this purpose, the Company can make use of over-the-counter transactions (swaps) and transactions on the futures exchange.

The subsidiary Sadia does not have outstanding derivative contracts as of March 31, 2010.

57

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.3.1.  Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are shown as follows:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Cash and cash equivalents and marketable securities	137.057	185.052	11.010	1.574.304	2.234.194	1.205.219
Trade accounts receivable - third parties	63.697	35.577	27.788	1.092.299	666.310	708.491
Accounts receivable from subsidiaries	333.146	717.925	1.238	-	-	-
Swap agreements	-	(78.803)	(24.000)	-	(78.803)	826.450
Dollar futures agreements	277.558	122.751	-	277.558	122.751	327.529
Forward Contracts (NDF) (a)	-	-	-	(35.620)	(211.268)	-
Loans and financing	(1.120.352)	(1.309.416)	(1.078.902)	(4.800.134)	(4.484.361)	(4.072.604)
Other operating assets and liabilities, net (b)	(1.538.927)	(979.784)	(743.638)	588.977	(5.091)	154.732
	(1.847.821)	(1.306.698)	(1.806.504)	(1.302.616)	(1.756.268)	(850.183)

Foreign exchange exposure in R$	(1.847.821)	(1.306.698)	(1.806.504)	(1.302.616)	(1.756.268)	(850.183)
Foreign exchange exposure in US$	(1.037.519)	(750.458)	(773.001)	(731.396)	(1.008.654)	(363.792)

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(b) Basically refers to the acquisition of inventories and suppliers.

The Company's total foreign exchange exposure is US$731,396 and is within the limit established by the Risk Policy.

Moreover, the Company’s Risk Policy aims to protect the operating revenues and costs that involve operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For this purpose, the Company uses hedge instruments, approved in the Risk Policy, focused mainly on the protection of its foreign currency denominated projected cash flow.

On March 31, 2010, the Company had non-deliverable forward (“NDF”) operations in the amount of US$430,000, designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). According to the deliberation of Financial Risk Management Committee and the Board of Directors, during the first quarter of 2010 the Company has started to sell Euro and Pound in future markets with the objective to protect its cash flow. On March 31, 2010 the Company had the position of EUR 80,000 and GBP 11,300.

With the intention of performing active management and following the Risk Policy, the Company performs daily monitoring, through reports issued by the financial area and validated by the back-office area, on cash flow needs and foreign exchange exposure.

58

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.3.2.  Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on March 31, 2010, December 31, 2009 and January 1, 2009 are as follows:

					BR GAAP and IFRS
					Consolidated 03.31.10
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)

NDF	Exchange rate	02/2011	R$ 8.52% p.a.	US$	765.830	13.444
NDF	Exchange rate	11/2010	R$ 10.58% p.a.	EUR	192.608	6.854
NDF	Exchange rate	10/2010	R$ 8.19% p.a.	GBP	30.559	652
NDF	Exchange rate	04/2010	R$ 15.32% p.a.	US$	35.620	976
Swap	Exchange rate	From 01/2010 to 07/2013	US$ + 7%	76% CDI	56.112	389
Swap	Exchange rate	From 01/2010 to 12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330.750	(47.338)
Swap	Interest rate	From 05/2010 to 08/2012	US$ + LIBOR 3M + 0.50%	US$ + 3.96%	83.575	(4.701)
Swap	Interest rate	From 05/2010 to 05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	62.787	(882)
Swap	Interest rate	From 05/2010 to 08/2013	US$ + LIBOR 6M + 0.80%	US$ + 3.77%	838.762	(25.717)
Swap	Interest rate	From 11/2010 to 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	198.025	(7.236)
Future contract	Exchange rate	05/2010	US$	R$	277.558	(2.183)

						(65.742)

					BR GAAP and IFRS
					Consolidated 12.31.09

Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)

NDF	Exchange rate	06/2010	R$ 8.39% p.a.	US$	786.667	20.918
NDF	Exchange rate	06/2010	R$ 6%p.a.	US$	211.268	2.721
Swap	Exchange rate	From 01/2010 to 07/2013	US$ + 7%	76% of CDI	56.112	279
Swap	Exchange rate	09/2011	118.5% of CDI	US$ + 83% CDI	86.144	2.465
Swap	Exchange rate	12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330.750	(51.190)
Swap	Interest rate	08/2012	US$ + LIBOR 3M + 1.76%	US$ + 4.74%	146.362	(4.712)
Swap	Interest rate	08/2013	US$ + LIBOR 6M + 0.70%	US$ + 3.77%	838.762	(24.741)
Swap	Interest rate	12/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198.025	(5.262)
Future contract	Exchange rate	02/2010	US$	R$	122.751	20
						(59.502)

59

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP and IFRS
					Consolidated 01.01.09
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
Swap	Interest rate	07/2009	9.31% p.a.	93.72% of CDI	11.944	(52)
Swap	Exchange rate	From 01/2009 to 09/2009	US$ + 4.75%	100% of CDI	613.802	60.530
Swap	Exchange rate	02/2009	16.09%p.a.	US$	8.364	(2.871)
Swap	Exchange rate	From 07/2009 to 12/2011	US$ + 7%	76% CDI	56.112	5.691
Swap	Exchange rate	From 03/2009 to 09/2011	118.5% CDI	US$ + 83% CDI	86.144	(19.084)
Swap	Exchange rate	From 04/2009 to 01/2013	US$ + LIBOR 6M + 3.61%	96.67% CDI	215.495	(31.573)
Swap	Interest rate	From 02/2009 to 08/2013	US$ 4.08%	US$ (LIBOR) +0.62%	554.152	(34.976)
Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51.147	7.682
NDF	Exchange rate	From 01/2009 to 06/2009	15.31% p.a.	US$	382.881	(37.431)
NDF	Exchange rate	From 02/2008 to 03/2009	13.52%p.a.	Euro	26.649	(5.310)
Future contract	Exchange rate	02/2009	US$	R$	327.529	(10.107)
						(67.501)

(1)  The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and futures contracts with the objective of minimizing the effects of the changes in the exchange rates and for protection against the interest rate variations.

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

4.4. Gains and losses of derivative financial instruments for hedge

The amounts of realized and unrealized gains and losses of financial instruments recorded in the year affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

60

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
		Shareholders' equity		Statement of income
	03.31.10	12.31.09	01.01.09	03.31.10	03.31.09
Derivatives intended for protection
Exchange risks	(25.999)	(27.529)	-	-	-
Interest rate risk	(38.536)	(34.714)	(7.202)	-	-
	(64.535)	(62.243)	(7.202)	-	-

Derivatives intended for financial results
Interest rate risk	-	-	-	-	35
Exchange risks	-	-	-	(2.183)	4.518
Market risk of live cattle	-	-	-	-	-
	-	-	-	(2.183)	4.553
	(64.535)	(62.243)	(7.202)	(2.183)	4.553

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity			Statement of income
	03.31.10	12.31.09	01.01.09	03.31.10	03.31.09
Derivatives intended for protection
Exchange risks	(25.999)	(27.529)	-	-	-
Interest rate risk	(38.536)	(34.714)	(57,771)	-	-
	(64.535)	(62.243)	(57,771)	-	-

Derivatives intended for financial results
Interest rate risk	-	-	-	-	35
Exchange risks	-	-	1.594	(1.207)	4.518
Market risk of live cattle	-	-	-	-	-
	-	-	1.594	(1.207)	4.553
	(64.535)	(62.243)	(56.177)	(1.207)	4.553

61

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.4.1.  Breakdown of the balances of financial instruments by category – except derivatives:

	BR GAAP
	Parent company 03.31.10

	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1.141.112	-	-	-	-	1.141.112
Trade accounts receivable	118.907	-	-	-	-	118.907
Fair value
Marketable securities	-	2.000	1.942.643	-	-	1.944.643
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(1.522.427)	(1.522.427)
Loans and financing in
foreign currency	-	-	-	-	(1.120.352)	(1.120.352)
Debentures	-	-	-	-	(2.089)	(2.089)
Total	1.260.019	2.000	1.942.643	27	(2.644.868)	559.821

	BR GAAP
	Parent company 12.31.09

	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1.475.223	-	-	-	-	1.475.223
Trade accounts receivable	126.087	-	-	-	-	126.087
Fair value
Marketable securities	-	1.991	617.877	-	-	619.868
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(1.677.753)	(1.677.753)
Loans and financing in
foreign currency	-	-	-	-	(1.309.416)	(1.309.416)
Debentures	-	-	-	-	(2.089)	(2.089)
Total	1.601.310	1.991	617.877	27	(2.989.258)	(768.053)

62

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company 01.01.09
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	311.623	-	-	-	-	311.623
Trade accounts receivable	43.054	-	-	-	-	43.054
Fair value
Marketable securities	-	-	42.010	-	-	42.010
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(523.758)	(523.758)
Loans and financing in
foreign currency	-	-	-	-	(1.078.902)	(1.078.902)
Total	354.677	-	42.010	263	(1.602.660)	(1.205.710)

	BR GAAP and IFRS
	Consolidated 03.31.10

	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	229.744	-	229.744
Credits Notes	2.280.550	-	-	-	-	2.280.550
Trade accounts receivable	118.497	-	-	-	-	118.497
Fair value
Marketable securities	-	504.892	1.969.364	-	-	2.474.256
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(3.638.156)	(3.638.156)
Loans and financing in
foreign currency	-	-	-	-	(4.800.134)	(4.800.134)
Debentures	-	-	-	-	(2.089)	(2.089)
Total	2.399.047	504.892	1.969.364	229.744	(8.440.379)	(3.337.332)

63

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated 12.31.09

	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	223.511	-	223.511
Credits Notes	2.153.509	-	-	-	-	2.153.509
Trade accounts receivable	125.837	-	-	-	-	125.837
Fair value
Marketable securities	-	543.717	2.254.982	-	-	2.798.699
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(4.569.660)	(4.569.660)
Loans and financing in
foreign currency	-	-	-	-	(4.484.361)	(4.484.361)
Debentures	-	-	-	-	(2.089)	(2.089)
Total	2.279.346	543.717	2.254.982	223.511	(9.056.110)	(3.754.554)

	BR GAAP and IFRS
	Consolidated 01.01.09
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	1.389.624	-	-	-	-	1.389.624
Trade accounts receivable	103.635	-	-	-	-	103.635
Fair value
Marketable securities	-	82.297	660.144	-	-	742.441
Liabilities
Amortized cost
Loans and financing in local
currency	-	-	-	-	(1.221.808)	(1.221.808)
Loans and financing in
foreign currency	-	-	-	-	(4.072.604)	(4.072.604)
Debentures	-	-	-	-	(4.185)	(4.185)
Total	1.493.259	82.297	660.144	263	(5.298.597)	(3.062.634)

4.5. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company executed the formal designation of its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the objective and risk management strategy of the Company in executing the hedge, (iii) the identification of the financial instrument, (iv) the hedge object or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the demonstration of correlation between the hedge transaction and the hedge object, when applicable, and (viii) prospective demonstration of the effectiveness of the hedge.

64

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Hedged items for which Company designates hedge accounting are highly probable and present almost a perfect combination with the hedge transaction in terms of effectiveness. In other words the consolidated statements of income and comprehensive income reflect matching results consistent with initial coverage intention documented in the Risk Policy.

The Company recorded the unrealized results in the shareholders’ equity of the designated derivatives for interest rates and exchange rates risks.

The impacts referring to the interest swap positions are shown below:

65

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

						BR GAAP and IFRS
						Parent Company and Consolidated
							03.31.10
				Balance (contract curve)		Balance (MTM)
Hedge instrument	Hedged object	Protected risk	Maturity date	Asset	Liability	Asset	Liability
Swap contract of US$65,000 (assets
Libor 6 months +1.75%/ liabilities	Debt of US$65,000 interest of Libor 6	Libor post x fixed rate	07.25.12
4.22%)	months + overlibor 1.75%			433	(855)	347.711	(350.217)
Swap contract of US$75,000 (assets	Debt of US$75,000 interest of Libor 6	Libor post x fixed rate	07.22.13
Libor 6 months/ liabilities 4.06%)	months + overlibor 0.9%			74	(783)	524.492	(531.564)
Swap contract of US$30,000 (assets
Libor 6 months +0.8%/ liabilities	Debt of US$30,000 interest of Libor 6	Libor post x fixed rate	08.23.13
4.31%)	months + overlibor 0.8%			35	(128)	261.883	(264.483)
Swap contract of US$20,000 (assets
Libor 6 months +0.8%/ liabilities	Debt of US$20,000 interest of Libor 6	Libor post x fixed rate	07.19.13
4.36%)	months + overlibor 0.8%			64	(237)	175.090	(176.937)
Swap contract of US$20,000 (assets
Libor 3 months +0.5%/ liabilities	Debt of US$20,000 interest of Libor 3	Libor post x fixed rate	08.10.12
3.96%)	months + overlibor 0.5%			37	(196)	350.498	(352.391)
Swap contract of US$20,000 (assets
Libor 3 months +0.5%/ liabilities	Debt of US$20,000 interest of Libor 3	Libor post x fixed rate	08.15.12
3.96%)	months + overlibor 0.5%			33	(172)	350.356	(352.233)
Swap contract of US$10,000 (assets
Libor 3 months +0.5%/ liabilities	Debt of US$10,000 interest of Libor 3	Libor post x fixed rate	08.20.12
3.96%)	months + overlibor 0.5%			14	(74)	175.102	(176.032)
Swap contract of US$10,000 (assets
Libor 3 months+3.85%/ liabilities	Debt of US$30,000 interest of Libor 3	Libor post x fixed rate	08.20.12
5.78%)	months + overlibor 3.85%			262	(369)	478.881	(479.761)
Swap contract of US$20,000 (assets	Debt of US$20,000 interest of Libor 6	Libor post x fixed rate	03.20.13
Libor 6 months / liabilities 3.82%)	months + overlibor 1.45%			4	(38)	140.016	(141.765)
Swap contract of US$30,000 (assets	Debt of US$30,000 interest of Libor 6	Libor post x fixed rate	02.13.13
Libor 6 months / liabilities 3.79%)	months + overlibor 1.45%			18	(174)	210.425	(213.052)
Swap contract of US$25,000 (assets
Libor 6 months +1.65%/ liabilities	Debt of US$25,000 interest of Libor 6	Libor post x fixed rate	05.10.13
4.15%)	months + overlibor 1.65%			329	(642)	220.975	(222.287)
Swap constract of US$50,000 (assets
Libor 6 months +0.6%/ liabilities	Debt of US$50,000 interest of Libor 6	Libor post x fixed rate	12.19.12
2.98%)	months + overlibor 0.60%			188	(560)	523.067	(525.306)
Swap constract of US$50,000 (assets
Libor 6 months +0.6%/ liabilities	Debt of US$50,000 interest of Libor 6	Libor post x fixed rate	11.26.12
2.99%)	months + overlibor 0.60%			270	(769)	524.275	(526.695)
Contrato de Swap de US$50.000
(Ativo Libor 6meses +1,55%/ Passivo	Debt of US$50,000 interest of Libor 6	Libor post x fixed rate	07.02.12
3,55%)	months + overlibor 1.55%			436	(782)	267.655	(269.001)
Swap contract of US$50,000 (assets
Libor 12 months +0.71%/ Liabilities	Debt of US$50,000 interest of Libor 12	Libor post x fixed rate	11.19.12
3.57%)	months + overlibor 0.71%			506	(1,051)	263.757	(267.072)
Swap contract of US$50,000 (assets
Libor 12 months +0.71%/ Liabilities	Debt of US$50,000 interest of Libor 12	Libor post x fixed rate	11.26.12
3.82%)	months + overlibor 0.71%			478	(1,058)	263.623	(267.544)
Contrato de Swap de US$35.000	Debt of US$35,000 interest of 7% p.a.	Cupom X CDI	07.15.13
(Assets 7%a.a / Liabilities 76%CDI )	(USD)			921	(718)	14.683	(14.295)
Swap contract of US$50,000 (assets
Libor 3 months +2.50%/ Liabilities	Debt of US$50,000 interest of Libor 3	Libor X CDI	10.01.13
92.5% CDI)	months + overlibor 2.50%			592	(1,758)	9.848	(23.690)
Swap contract of US$100,000 (assets Debt of US$100,000 interest of Libor 3
Libor 3 months + overlibor 4.50% /	months + overlibor 1.00%+Bail of 3.5%	Libor X CDI	12.23.13
liabilities 100%CDI )	p.a.			189	(462)	30.271	(63.766)
				4.883	(10.826)	5.132.608	(5.218.091)

66

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The impacts referring to the NDF positions are shown below:

											BR GAAP and IFRS
												Consolidated
												03.31.10
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM (*)	Notional	Average US$	Curve	MTM(*)	Notional	Average EUR	Curve	MTM (*) Notional Average GBP
April 2010	2.951	3.014	70.000	1.8279	3.875	3.984	20.000	2.6113	307	310	1.300	2.9501
May 2010	1.751	1.830	65.000	1.8226	473	786	15.000	2.4776	234	236	1.000	2.9665
June 2010	3.514	3.499	65.000	1.8616	689	792	10.000	2.5184	237	240	1.000	2.9890
July 2010	1.542	1.747	60.000	1.8491	241	317	10.000	2.4892	(74)	(69)	2.500	2.7350
August 2010	73	236	40.000	1.8387	339	362	10.000	2.5110	(72)	(59)	2.500	2.7571
September 2010	(117)	(265)	35.000	1.8380	191	307	5.000	2.5523	(8)	(8)	2.000	2.7993
October 2010	1.483	1.677	30.000	1.9167	168	155	5.000	2.5365	-	2	1.000	2.8257
November 2010	383	631	30.000	1.8955	73	152	5.000	2.5561	-	-	-	-
December 2010	669	1.000	25.000	1.9282	-	-	-	-	-	-	-	-
January 2011	(4)	(14)	5.000	1.8980	-	-	-	-	-	-	-	-
February 2011	79	89	5.000	1.9348	-	-	-	-	-	-	-	-
TOTAL	12.324	13.444	430.000	1.8558	6.049	6.854	80.000	2.5350	623	652	11.300	2.8270
(*) Mark to market

(*) Mark to market

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

On March 2010, a debt of US$45,000 thousand, which ad swap designed as hedge accounting, was settled in advance by the Company. Following the best international practices (IAS 39) and Deliberation No. 604/09, the Company disqualified the derivative and the accumulated loss on the other comprehensive income was reclassified to the statement of income.

4.6. Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards disclosure, the Company applies hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•         Definition of the fair value as the price that should be received in the sale of an asset or paid in the transfer of a liability in a regular transaction between market players on the measurement date, and establishment of assumptions for the fair value measurement;

67

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

Valuation on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•         Level 1 - Prices quoted for identical instruments in active markets;

•         Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable;

•         Level 3 - Instruments whose significant inputs are non-observable.

Management understands that due to the short-term cycle, balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition. In relation to loans and credit facilities the book value is close to the fair value in a major portion of the total gross debt. That is justified by floating BNDES interest rates credit lines (TJLP) and floating trade finance interest rates loans (LIBOR, CDI). Company is subject to differences between book value and fair value only in Capital Markets transactions (Bond). On March 31, 2010, fair value negative adjustment for Bond BRFSBZ amounted to R$24,795.

The comparison between book value and fair value of financial assets and liabilities is presented below:

68

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.6.1 Comparison between accounting value and fair value of financial instruments

						BR GAAP
					Parent company
		03.31.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	165.572	165.572	223.434	223.434	29.588	29.588
Marketable securities:
Available for sales	2.000	2.000	1.991	1.991	-	-
Trading securities	1.942.643	1.942.643	617.877	617.877	42.010	42.010
Held to maturity	27	27	27	27	263	263
Trade accounts receivables, net	1.141.112	1.141.112	1.475.223	1.475.223	311.623	311.623
Short and long term debt	(2.642.779)	(2.642.779)	(2.987.169)	(2.987.169)	(1.602.660)	(1.602.660)
Trade accounts payable	(952.817)	(952.817)	(976.430)	(976.430)	(340.535)	(340.535)
Other financial assets	23.459	23.459	24.747	24.747	10.405	10.405
Other financial liabilities	(90.177)	(90.177)	(86.969)	(86.969)	(7.410)	(7.410)
	(410.960)	(410.960)	(1.707.269)	(1.707.269)	(1.556.716)	(1.556.716)

					BR GAAP and IFRS
						Consolidated
		03.31.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1.274.761	1.274.761	1.898.240	1.898.240	1.233.455	1.233.455
Marketable securities:
Available for sales	504.892	504.892	543.717	543.717	82.297	82.297
Trading securities	1.969.364	1.969.364	2.254.982	2.254.982	660.144	660.144
Held to maturity	229.744	242.104	223.511	235.792	263	263
Trade accounts receivables, net	2.280.550	2.280.550	2.153.509	2.153.509	1.389.624	1.389.624
Short and long term debt	(8.438.290)	(8.463.186)	(9.054.021)	(9.070.582)	(5.294.412)	(5.294.412)
Trade accounts payable	(1.776.996)	(1.776.996)	(1.905.368)	(1.905.368)	(1.083.385)	(1.083.385)
Other financial assets	24.435	24.435	27.586	27.586	79.211	79.211
Other financial liabilities	(88.057)	(88.057)	(87.088)	(87.088)	(146.712)	(146.712)
	(4.019.597)	(4.032.133)	(3.944.932)	(3.949.212)	(3.079.515)	(3.079.515)

4.6.2 Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy.

69

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP
				Parent company
					03.31.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	2.000	-	-	2.000
Held for trading:
Bank deposit certificates	(b)	-	1.840.217	-	1.840.217
Financial treasury bills	(a)	102.426	-	-	102.426
Other financial assets
Derivatives designated as hedge	(c)	-	23.459	-	23.459
Total assets		104.426	1.863.676	-	1.968.102
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(87.112)	-	(87.112)
Derivatives not designated as hedge	(c)	-	(3.065)	-	(3.065)
Total liabilities		-	(90.177)	-	(90.177)

					BR GAAP
				Parent company
					12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1.991	-	-	1.991
Held for trading:
Bank deposit certificates	(b)	-	517.487	-	517.487
Financial treasury bills	(a)	100.390	-	-	100.690
Other financial assets
Derivatives designated as hedge	(c)	-	24.727	-	24.727
Derivatives not designated as hedge	(c)	-	20	-	20
Total assets		102.381	542.234	-	644.615
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86.969)	-	(86.969)
Total liabilities		-	(86.969)	-	(86.969)

70

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP
				Parent company
					01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Held for trading:
Bank deposit certificates	(b)	-	42.010	-	42.010
Other financial assets
Derivatives designated as hedge	(c)	-	10.405	-	10.405
Total assets		-	52.415	-	52.415
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(7.410)	-	(7.410)
Total liabilities		-	(7.410)	-	(7.410)

				BR GAAP and IFRS
					Consolidated
					03.31.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	53.160	-	53.160
Financial treasury bills	(a)	228.147	-	-	228.147
Brazilian foreign debt securities	(a)	60.372	-	-	60.372
Exclusive investment funds	(a)	-	51.316	-	51.316
Investment funds	(a)	109.897	-	-	109.897
Shares	(a)	2.000	-	-	2.000
Held for trading:
Bank deposit certificates	(b)	-	1.866.938	-	1.866.938
Financial treasury bills	(a)	102.426	-	-	102.426
Other financial assets
Derivatives designated as hedge	(c)	-	23.459	-	23.459
Derivatives not designated as hedge	(c)	-	976	-	976
Total assets		502.842	1.995.849	-	2.498.691
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(87.112)	-	(87.112)
Derivatives not designated as hedge	(c)	-	(3.065)	-	(3.065)
Total liabilities		-	(90.177)	-	(90.177)

71

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

				BR GAAP and IFRS
					Consolidated
					12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	64.482	-	64.482
Brazilian foreign debt securities	(a)	59.077	-	-	59.077
Exclusive investment funds	(a)	-	51.413	-	51.413
Investment funds	(a)	151.664	-	-	151.664
Shares	(a)	1.991	-	-	1.991
Held for trading
Bank deposit certificates	(b)	-	2.154.592	-	2.154.592
Financial treasury bills	(a)	100.390	-	-	100.390
Other financial assets
Derivatives designated as hedge	(c)	-	24.727	-	24.727
Derivatives not designated as hedge	(c)	-	2.859	-	2.859
Total assets		313.122	2.298.073	-	2.611.195
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86.969)	-	(86.969)
Derivatives not designated as hedge	(c)	-	(119)	-	(119)
Total liabilities		-	(87.088)	-	(87.088)

72

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

				BR GAAP and IFRS
					Consolidated
					01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Brazilian foreign debt securities	(a)	82.297	-	-	82.297
Held for trading:					-
Bank deposit certificates	(a)	-	660.144	-	660.144
Other financial assets					-
Derivatives designated as hedge	(c)	-	68.516	-	68.516
Derivatives not designated as hedge	(c)	-	10.695	-	10.695
Total assets		82.297	739.355	-	821.652
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(136.605)	-	(136.605)
Derivatives not designated as hedge	(c)	-	(10.107)	-	(10.107)
Total liabilities		-	(146.712)	-	(146.712)

We present below a description of the valuation methodologies used by the Company for financial instruments measured at fair value:

(a)  Investments in financial assets in the categories of Brazilian foreign debt securities, national treasury certificates, financial treasury notes, financial investment fund and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market.

(b)  Investments in financial assets in the categories of CDB (“Bank Deposit Certificates”), and repurchase agreements backed by debentures are classified at Level 2, since the method of valuation at fair value occurs through the price quotation of similar financial instruments in non-active markets.

(c)  Derivatives are valued through existing pricing models very well accepted by financial market based on public market inputs such as interest rate forecasts, volatility factors and foreign currency rates. We classify these instruments at level 2 of the valuation hierarchy. Such instruments include swaps, NDFs and options.

The valuation model used by the Company for derivatives considers its own performance risk. Although during 2009, there has been a deterioration of the global credit market, without a full recovery, management believes that there is a low risk of non-performance as of March 31, 2010.

73

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

The wholly-owned subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

4.8. Liquidity risk management

Liquidity risk management aims to ensure adequate readily-available resources to meet all Company’s obligations on time and at all times. With this objective, this policy aims to reduce the impacts caused by events which may create material volatility to the Company’s cash flow.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on the average monthly turnover and EBITDA figures, among other aspects.

Derivatives transactions may demand payment of cyclical variations (deposit margins). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (“VAR”) methodology, which measures with statistical accuracy of the potential probable maximum variation to be paid on a 1 to 21-day interval, with the purpose of monitoring if the amount is within the limits established in the policy.

74

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On March 31, 2010, the long term debt portion accounted for 67% of total debt, presenting an average term of higher than 3 years.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of March 31, 2010:

								BR GAAP
							Parent company
								03.31.10
	Book value	Cash flow contracted	Up to 9 months	2011	2012	2013	2014	After 5 years
Non derivatives financial liabilities
Loans and financing	2.642.779	2.771.264	726.156	674.736	951.622	330.160	50.884	37.706
Trade accounts payable	952.817	952.817	952.817	-	-	-	-	-
Capital lease	9.639	10.511	3.795	4.061	2.054	511	45	45
Operational lease	-	100.768	25.447	24.838	19.652	14.725	6.822	9.285
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	84.603	105.548	28.140	38.202	29.620	9.587	-	-
Currency derivatives (NDF)	20.950	31.430	30.224	1.206	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	2.183	2.183	2.183	-	-	-	-	-
Interest rate derivatives	882	1.945	639	880	426	-	-	-

75

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

							BR GAAP and IFRS
								Consolidated
								03.31.10
	Book value	Cash flow contracted	Up to 9 months	2011	2012	2013	2014	After 5 years
Non derivatives financial liabilities
Loans and financing	6.668.349	8.516.122	2.177.371	2.562.222	2.248.009	750.530	239.218	538.772
Bonds BRF	1.317.410	2.304.169	48.421	96.842	96.842	96.842	96.842	1.868.380
Bonds Sadia	452.531	602.674	30.977	27.165	27.165	27.165	27.165	463.037
Trade accounts payable	1.776.996	1.776.996	1.776.996	-	-	-	-	-
Capital lease	9.639	10.511	3.795	4.061	2.054	511	45	45
Operational lease	-	490.008	166.874	175.394	116.909	14.725	8.053	8.053
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	84.603	105.548	28.140	38.202	29.620	9.587	-	-
Currency derivatives (NDF)	20.950	31.430	30.224	1.206	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	976	671	671	-	-	-	-	-
Currency derivatives (Future)	2.183	2.183	2.183	-	-	-	-	-
Interest rate derivatives	882	1.945	639	880	426	-	-	-

4.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

76

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

On March 31, 2010 there were no open positions of commodities derivatives.

4.10.    Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of March 31, 2010.

Parity - Brazilian Reais x U.S. Dollar		1.7810	1.6029	1.3358	2.2263	2.6715
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	32.152	108.735	223.610	(159.305)	(350.763)
Exports	Appreciation of R$	(32.152)	(108.735)	(223.610)	159.305	350.763
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-
Parity - Brazilian Reais x Euro		2.4076	2.1668	1.8057	3.0095	3.6114
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF EUR	Devaluation of R$	10.191	29.452	58,343	(37.961)	(86.113)
Exports	Appreciation of R$	(10.191)	(29.452)	(58,343)	37.961	86.113
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-
Parity - Brazilian Reais x Pound		2.7043	2.4339	2.0282	3.3804	4.0565
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	1.387	4.442	9.026	(6.253)	(13.893)
Exports	Appreciation of R$	(1.387)	(4.442)	(9.026)	6.253	13.893
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

77

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

5.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•         Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•         Prepared and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•         Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

•         Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

		Consolidated
	03.31.10	03.31.09
Net sales - domestic market:
In natura products	362.445	134.157
Processed products	1.487.609	629.729
Dairy products	540.316	501.391
Other	594.163	221.930
	2.984.533	1.487.207
Net sales - foreign market:
In natura products	1.644.920	886.285
Processed products	397.831	221.913
Dairy products	5.291	6.686
Other	14.796	958
	2.062.838	1.115.842
	5.047.371	2.603.049

78

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

		Consolidated
	03.31.10	03.31.09
Operating income (loss)
Domestic market	215.315	85.168
Foreign market	(4.715)	(96.082)
	210.600	(10.914)

No customer was individually responsible for more than 5% of the total revenue earned in the period ended on March 31, 2010.

Net export revenue by region is presented below:

Net export revenue by region is presented below:
		Consolidated
	03.31.10	03.31.09
Export net income per region:
Europe	425.909	221.943
Far East	466.256	253.140
Middle East	605.486	353.574
Eurasia (including Russia)	236.587	122.282
America / Africa / Other	328.600	164.903
	2.062.838	1.115.842

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

								BR GAAP and IFRS
								Consolidated
		Domestic market			Foreign market				Total
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Goodwill due to expectation
of future profitability	1.896.442	1.896.442	1.070.724	937.673	938.327	475.008	2.834.115	2.834.769	1.545.732
Trademarks	1.065.478	1.065.478	-	190.522	190.522	-	1.256.000	1.256.000	-
Patents	5.466	1.900	-	-	-	-	5.466	1.900	-
	2.967.386	2.963.820	1.070.724	1.128.195	1.128.849	475.008	4.095.581	4.092.669	1.545.732

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

79

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

6.    BUSINESS COMBINATION

As permitted by CVM Deliberation No. 610/09 and mentioned in explanatory note 1, the Company adopted the exemption pertaining to the merger opting not to re-measure the mergers that took place before January 1, 2009.

6.1. Business Combination - Sadia

On July 8, 2009, the shareholders of BRF approved in a special meeting of shareholders the merger of all 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia) based on the economic value in the amount of R$1,482,890, through the exchange of 37,637,557 new shares of common stock, registered, in book-entry format and without par value, issued by BRF, for the issue price of thirty-nine Brazilian Reais and forty centavos (R$39.40) per share.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders, at an extraordinary shareholders’ general meeting, excluding shares indirectly owned by the Company, through the issuance of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares, with no par value issued by BRF, for thirty-nine Brazilian Reais and thirty-two cents (R$39.32) per share. On the date hereof, Sadia became a wholly-owned subsidiary of BRF.

The schedule below shows the assessment of the cost of acquisition determined in accordance with CVM Deliberation No. 580/09:

Number of shares exchanged on July 8, 2009	37.637.557
Number of shares exchanged on August 18, 2009	59.390.963
Total stock	97.028.520

Quoted BRF stock (lots of 1,000) on July 8, 2009	40
Cost of acquisition at fair value	3.881.141
Net assets acquired at fair value	(2.587.323)

Goodwill based on expectation of future profitability	1.293.818

The costs related to the transaction are represented by commissions, fees of counsel and auditors, among others, and amount to R$44,002, included in the results for the year ended on December 31, 2009 in the item of other operating results.

80

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The identifiable assets acquired and liabilities assumed that were acknowledged on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets acquired	Adjustment CVM Deliberation		Net assets acquired at fair

	07.08.09	No.580/09		value
Cash equivalents	1.759.726	-		1.759.726
Trade accounts receivable and other receivables	609.823	-		609.823
Inventories	1.192.981	897	(a)	1.193.878
Biological assets	465.630	-		465.630
Others	546.625	-		546.625
Total current assets	4.574.786	897		4.575.683

Long-term assets	1.421.216	1.155.771	(g)	2.576.987
Biological assets	221.449	-		221.449
Investments	14.716	-		14.716
Property, plant and equipment	4.034.701	2.057.092	(b)	6.091.793
Intangible	58.589	1.393.000	(c)	1.451.589
Total non-current assets	5.750.671	4.605.863		10.356.534
Total assets	10.325.457	4.606.760		14.932.217

Loans and financing	4.425.116	(34.530)	(d)	4,390.586
Trade accounts payable	889.313	-		889.313
Taxes and contribution	80.026	-		80.026
Dividends payable	830	-		830
Provisions	286.323	139.170	(e)	425.493
Others	391.731	-		391.731
Total current liabilities	6.073.339	104.640		6.177.979

Loans and financing	3.503.567	-		3.503.567
Provisions	337.187	630.258	(f)	967.445
Others	286.392	1.409.510	(g)	1.695.902
Total non-current liabilities	4.127.146	2.039.768		6.166.915
Shareholders’ equity	124.971	2.462.352	(h)	2.587.323
Total liabilities	10.325.457	4.606.760		14.932.217

(a)  Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)  Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 17). The accumulated depreciation of the fair value on March 31, 2010 corresponds to approximately R$46,912 (R$32,871 on December 31, 2009);

(c)  Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% p.a. The accumulated amortization of the fair value of the intangibles with definite useful life on March 31, 2010 corresponds to approximately R$42,228 (R$28,152 on December 31, 2009);

81

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(d)  Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on March 31, 2010 corresponds to approximately R$331 of expense  (R$1,332 of revenue on December 31, 2009);

(e)  Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue related to the sale of employee banking relationship realized according to the maturity dates. The accumulated realization on March 31, 2010 corresponds to approximately R$25,650 (R$19,929 on December 31, 2009);

(f)   Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On March 31, 2010, there was no balance of accumulated realization for such liabilities;

(g)  Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)  Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

The goodwill for tax purposes, generated in the operation, corresponds to R$3,594,467. The Management of the Company believes that the goodwill originating from that acquisition is deductible for tax purposes.

If the business combination had occurred on January 1, 2009, the Management estimates that the consolidated net revenue would be approximately R$5,061,182 and the net loss of the three month period ended on March 31, 2009 would be approximately R$462,078.

82

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The pro forma amounts were determined considering the results generated from January 1, 2009 through March 31, 2009 deducted by the amortization of fair value amounts allocated to assets and liabilities as if they occurred on January 1, 2009.

For pro forma purposes, fair values were considered the same measured on the acquisition date.

The business combination with Sadia is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Management of the Company and of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia was consolidated as from the date of the merger.

The quarterly information for the three month period ended on March 31, 2010 does not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

On June 29, 2009, the Commission of the European Communities (European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of the activities of the Companies aimed for the foreign market in the segment of in natura meat.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to carry out joint transactions pertaining to the acquisition of unprocessed bovine meat and sale of the output of unprocessed meat in general, in Brazil and abroad, and the negotiation and acquisition of inputs and services.

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000.

83

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

7.    CASH AND CASH EQUIVALENTS

				BR GAAP		BR GAAP and IFRS
	Average		Parent Company				Consolidated
	rate p.a. %	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Cash and bank accounts:
U.S. Dollar	-	567	-	-	58.206	46.256	-
Brazilian Reais	-	19.609	29.664	14.878	40.038	40.258	65.633
Euro	-	-	-	-	1.564	5.935	11.914
Others	-	-	-	-	3.256	1.175	898
		20.176	29.664	14.878	103.064	93.624	78.445

Highly liquid investments:
In Brazilian Reais:
Investment fund	9.33%	8.906	8.718	3.700	8.906	8.718	44.900
		8.906	8.718	3.700	8.906	8.718	44.900

In U.S. Dollar:
Interest bearing account	0.16%	20.989	19.533	8.275	154.803	497.006	409.941
Fixed term deposit	1.22%	73.684	141.923	2.735	601.657	1.198.662	559.738
Overnight	0.06%	41.817	23.596	-	118.444	100.230	140.431
In Euro:
Deposit account	0.17%	-	-	-	275.721	-	-
Overnight		-	-	-	8.369	-	-
Other currencies:
Deposit account	0.54%	-	-	-	3.797	-	-
		136.490	185.052	11.010	1.162.791	1.795.898	1.110.110
		165.572	223.434	29.588	1.274.761	1.898.240	1.233.455

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

84

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.    MARKETABLE SECURITIES

			Average interest rate p.a.%			BR GAAP		BR GAAP and IFRS
	WAMT				Parent company			Consolidated
	(*)	Currency		03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Available for sale:
Bank deposit certificates (a)	-	R$	8.67%	-	-	-	53.160	64.482	-
Brazilian foreign debt securities (b)	3.24	US$	10.23%	-	-	-	60.372	59.077	82.297
Brazilian financial treasury bill (d)	-	R$	8.65%	-	-	-	228.147	215.090	-
Exclusive investment funds (g)	-	R$	8.61%	-	-	-	51.316	51.413	-
Investment funds (c)	-	US$	8.61%	-	-	-	109.897	151.664	-
Shares	-	R$	-	2.000	1.991	-	2.000	1.991	-
				2.000	1.991	-	504.892	543.717	82.297

Held for trading:
Bank deposit certificates (a)	0.53	R$	8.87%	1.840.217	517.487	42.010	1.866.938	2.154.592	660.144
Financial treasury bills (d)	3.49	R$	8.65%	102.426	100.390	-	102.426	100.390	-
				1.942.643	617.877	42.010	1.969.364	2.254.982	660.144

Held to maturity:
Credit linked notes (e)	3.80	US$	4.78%	-	-	-	178.218	174.189	-
National treasury certificates (f)	-	R$	12.00%	-	-	-	51.499	49.295	-
Capitalization security	0.08	R$	5.19%	27	27	263	27	27	263
				27	27	263	229.744	223.511	263
Total				1.944.670	619.895	42.273	2.704.000	3.022.210	742.704

Total current				1.944.670	619.895	42.118	2.092.644	2.345.529	742.549
Total non-current				-	-	155	611.356	676.681	155

(*) Weighted average maturity in years.

(a)  Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the CDI.

(b)  Brazilian foreign debt securities are denominated in Brazilian Reais and remunerated by pre- and post-fixed rates.

(c)  The foreign currency investment fund has a credit linked note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(d)  Financial treasury bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(e)  The credit linked note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(f)   The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

(g)  The portfolio of financial operations of exclusive fund in foreign currency is shown below:

85

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
		Consolidated
	03.31.10	12.31.09
Structured notes	50.407	48.970
Money market	138	1.931
Other accounts payable	771	512
	51.316	51.413

On March 31, 2010, of the total investments in CDB’s, R$33,812 were given as guarantees for U.S. Dollar future contracts in the Future and Commodities Exchange (“BM&F”). On December 31, 2009, guarantees amounted R$39,000.

On March 31, 2010, the maturities of the financial investments from non-current assets in the consolidated balance sheet have the following composition:

BR GAAP and IFRS
Maturities	Consolidated
2011	121.852
2012	59.658
2013	236.090
2014	123.000
2015 onwards	70.756
Total	611.356

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

86

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

9.    TRADE ACCOUNTS RECEIVABLE AND OTHER

			BR GAAP		BR GAAP and IFRS
		Parent company				Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Current
Third-parties in the country	722.055	713.352	236.936	1.197.302	1.514.608	683.488
Related parties in the country	23.411	19.789	45.569	1.938	(282)	-
Third parties abroad	63.697	32.683	27.788	1.092.299	662.622	705.638
Related parties abroad	333.146	717.925	1.238	-	-	-
(-) Estimated losses with doubtful accounts	(16.685)	(19.013)	(3.237)	(26.477)	(36.247)	(11.080)
	1.125.624	1.464.736	308.294	2.265.062	2.140.701	1.378.046

Notes receivable	35.165	33.467	26.897	34.755	33.217	48.746
	35.165	33.467	26.897	34.755	33.217	48.746
	1.160.789	1.498.203	335.191	2.299.817	2.173.918	1.426.792
Non-current
Third-parties in the country	44.791	32.166	6.203	57.846	42.707	29.175
Third parties abroad	-	2.894	-	-	3.688	2.853
(-) Adjustment to present value	(1.145)	(1.155)	-	(1.145)	(1.155)	(347)
(-) Estimated losses with doubtful accounts	(28.158)	(23.418)	(2.874)	(41.213)	(32.432)	(20.103)
	15.488	10.487	3.329	15.488	12.808	11.578

Notes receivable	83.742	92.620	16.157	83.742	92.620	54.889
	83.742	92.620	16,157	83.742	92.620	54.889
	99.230	103.107	19,486	99.230	105.428	66.467

The rollforward of estimated losses from doubtful accounts are presented below:

		BR GAAP	BR GAAP and IFRS
	Parent company			Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Beginning balance	42.431	6,111	68.679	31,183
Exchange variation	230	(623)	224	(651)
Provision	2.645	23.442	4.857	38.714
Increase (business combination)	-	-	-	17.011
Increase (takeover)	3.183	24.116	-	-
Reversal	(624)	(3.321)	(2.968)	(7.883)
Write-off	(3.022)	(7.294)	(3.102)	(9,695)
Ending balance	44.843	42.431	67.690	68,679

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

The breakdown of accounts receivable aging list is as follows:

87

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		BR GAAP			BR GAAP and IFRS
		Parent company			Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Amounts falling due	1.098.092	1.467.674	260.790	2.114.607	2.002.421	963.387
Overdue:
From 01 to 60 days	42.882	9.269	34.632	152.168	137.940	288.171
From 61 to 120 days	1.950	1.761	12.255	9.845	11.895	116.925
From 121 to 180 days	2.581	1.512	3.290	8.085	7.861	19.129
From 181 to 360 days	3.602	3.533	564	12.095	16.831	5.356
Above 360 days	37.993	35.060	6.203	52.585	46.395	28.186
(-) Adjustment to present value	(1.145)	(1.155)	-	(1.145)	(1.155)	(347)
(-) Estimated losses with doubtful accounts	(44.843)	(42.431)	(6.111)	(67.690)	(68.679)	(31.183)
	1.141.112	1.475.223	311.623	2.280.550	2.153.509	1.389.624

10.INVENTORIES

			BR GAAP		BR GAAP and IFRS
		Parent company			Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Finished goods	556.033	575.190	96.397	1.394.814	1.376.002	935.553
Goods for resale	1.450	2.834	-	16.717	15.991	2.317
Work in process	63.309	55.804	16.451	96.501	120.432	41.082
Raw materials	127.099	145.496	32.144	472.027	496.831	116.457
Packagin materials	38.626	34.711	13.300	88.444	90.359	51.817
Secondary materials	71.222	64.812	29.430	72.116	56.098	76.767
Storeroom	66.505	62.207	18.713	106.413	121.374	85.457
Goods in transit	1.350	3.568	-	7.008	11.356	-
Imports in transit	9.984	13.655	210	12.531	19.454	15.872
Advances to suppliers	2.252	2.026	5.668	28.568	37.679	7.821
(-) Provision for adjustment to market value	(22.451)	(35.448)	(4.865)	(50.150)	(68.955)	(35.254)
(-) Provision for inventory losses deteriorated	(3.216)	(4.545)	(239)	(15.807)	(17.746)	(10.323)
(-) Provision for obsolescence	(834)	(512)	(1.405)	(3.632)	(3.378)	(2.195)
	911.329	919.798	205.804	2.225.550	2.255.497	1.285.371

The amount of the write-offs of inventories recognized in the cost of sales on for the three month period ended on March 31, 2010 totaled R$2,066,517 at the parent company and R$3,922,557 in the consolidated quarterly information (on March 31, 2009 R$1,153,199 at the parent company and R$2,140,398 in the consolidated quarterly information), whereas this amount involves the additions and reversals of inventory reductions to net realizable value presented in the table below:

88

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

							BR GAAP
						Parent company
			01.01.09	Additions	Reversals	Write-offs	12.31.09
Provision for inventory losses (a)			(4.865)	(30.583)	-	-	(35.448)
Provision for inventory losses deteriorated			(239)	(7.703)	3.333	64	(4.545)
Provision for obsolescence			(1.405)	(2.536)	-	3.429	(512)
			(6.509)	(40.822)	3.333	3.493	(40.505)

							BR GAAP
						Parent company
			12.31.09	Additions	Reversals	Write-offs	03.31.10
Provision for inventory losses (a)			(35.448)	(5.807)	18.804	-	(22.451)
Provision for inventory losses deteriorated			(4.545)	(1.637)	2.776	190	(3.216)
Provision for obsolescence			(512)	(322)	-	-	(834)
			(40.505)	(7.766)	21.580	190	(26.501)

						BR GAAP and IFRS
						Consolidated

	01.01.09	Business combination	Additions	Reversals	Write-offs	Exchange variation	12.31.09
Provision for inventory losses (a)	(35.254)	(10.264)	(28.056)	250	-	4.369	(68.955)
Provision for inventory losses deteriorated	(10.323)	(3.196)	(22.341)	5,.83	12.231	-	(17.746)
Provision for obsolescence	(2.195)	(3.004)	(2.853)	453	4.221	-	(3.378)
	(47.772)	(16.464)	(53.250)	6.586	16.452	4.369	(90.079)

						BR GAAP and IFRS
						Consolidated

Provision for inventory losses (a)		12.31.09	Additions	Reversals	Write-offs	Exchange variation	03.31.10
Provision for inventory losses deteriorated		(68.955)	(13.935)	33.266	-	(526)	(50.150)
Provision for obsolescence		(17.746)	(2.919)	4.668	190	-	(15.807)
		(3.378)	(419)	165	-	-	(3.632)
		(90.079)	(17.273)	38.099	190	(526)	(69.589)

(a) Reversals occurred on account of the recovery of the sale price of inventories.

.

Additionally, on March 31, 2010 there were write-offs of inventories in the amount of R$10,466 at the parent company and R$12,228 in the consolidated quarterly information (on March 31, 2009, R$5,787 at the parent company and R$5,870 in the consolidated quarterly information), recorded under selling expenses referring to deteriorated items.

Management expects inventories to be recovered in a period of less than 12 months.

89

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

11. BIOLOGICAL ASSETS

The group of biological assets of the Company is composed of living animals separated by the categories: poultry, swine and bovine. These animals were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products; while they do not reach the weight adequate for slaughtering, they are considered to be immature. The processes of slaughtering and production occur in sequence over a very short time period, and so only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup of production (matrixes) are those that have the function of producing other biological assets; while they do not reach the age of reproduction they are classified as immature, and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. At first, the rate of discount used was the weighted average cost of capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, by means of a mathematical model of average return on assets (“WARA”), as follows:

	12.31.09	01.01.09
Cost of nominal owners' equity	11.54	12.37
Projected inflation rate USA	1.99	2.27
Cost of actual owners' equity	9.37	9.88
Actual WACC	6.94	6.83
WARA discount rate:
Animals for slaughter	5.75	6.10
Animals for production	7.30	6.70

In the opinion of the Management, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by a report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the measurement of biological assets at formation cost.

90

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

During the first quarter Management has not identified any events that could have changed business conditions, therefore, the appraisal report issued for December 31, 2009 was not updated.

The quantities and the accounting balances per category of biological asset are presented below:

						BR GAAP
					Parent company
		03.31.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	89.440	169.373	82.260	168.838	19.796	28.367
Immature pork	1.791	215.373	1.818	218.928	616	50.562
Immature beef	2	2.560	14	14.038	2	1.827
Total current assets	91.233	387.306	84.092	401.804	20.414	80.756

Production biological assets:
Immature poultry	3.134	37.982	3.378	44.526	839	10.962
Mature poultry	5.073	61.659	4.398	54.301	1.252	15.044
Mature swine	152	55.959	152	54.627	38	3.844
Total non-current assets	8.359	155.600	7.928	153.454	2.129	29.850
	99.592	542.906	92.020	555.258	22.543	110.606

					BR GAAP and IFRS
					Consolidated
		03.31.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	174.986	362.201	166.872	352.609	88.827	202.555
Mature poultry	735	2.218	1.012	4.101	-	-
Immature porl	3.695	482.078	3.960	493.592	1.413	222.992
Mature pork	24	1.944	5	1.187	-	-
Immature beef	2	2.560	14	14.038	2	1.827
Total current assets	179.442	851.001	171.863	865.527	90.242	427.374

Production biological assets:
Immature poultry	6.533	88.968	7.275	99.035	3.707	49.699
Mature poultry	11.104	139.188	11.260	130.908	5.094	61.062
Immature pork	168	24.833	173	26.306	-	-
Mature pork	378	131.663	381	134.943	144	48.085
Total non-current assets	18.183	384.652	19.089	391.192	8.945	158.846
	197.625	1.235.653	190.952	1.256.719	99.187	586.220

The rollforward of biological assets for the fiscal year ended on January 1, 2009 and for the three month period ended on March 31, 2010 are presented below:

91

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

							BR GAAP
						Parent company
				Current assets		Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	28.367	50.562	1.827	80.756	26.006	3.844	29.850
Increase by acquisition	43.176	308.229	28.320	379.725	11.322	73.029	84.351
Increase by reproduction	388.762	121.676	-	510.438	225.668	-	225.668
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1.485.344	512.152	-	1.997.496	(33.473)	-	(33.473)
Transfer between current and noncurrent assets	130.695	22.247	-	152.942	(130.696)	(22.246)	(152.942)
Reduction due to slaughtering	(1.907.506)	(795.938)	(16.109)	(2.719.553)	-	-	-
Balance as of 12.31.09	168.838	218.928	14.038	401.804	98.827	54.627	153.454
Increase by acquisition	11.011	82.379	3.098	96.488	2.913	8.268	11.181
Increase by reproduction	96.536	8.827	-	105.363	30.984	-	30.984
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	368.130	120.901	-	489.031	(7.824)	-	(7.824)
Transfer between current and noncurrent assets	25.259	6.936	-	32.195	(25.259)	(6.936)	(32.195)
Reduction due to slaughtering	(500.401)	(222.598)	(14.576)	(737.575)	-	-	-
Balance as of 03.31.10	169.373	215.373	2.560	387.306	99.641	55.959	155.600

						BR GAAP and IFRS
						Consolidated
				Current assets		Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	202.555	222.992	1.827	427.374	110.761	48.085	158.846
Business Combination	205.346	298.068	-	503.414	111.289	109.008	220.297
Increase by acquisition	46.821	358.362	28.320	433.503	22.122	34.292	56.414
Increase by reproduction	621.724	300.414	-	922.138	236.419	20.439	256.858
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	2.732.448	834.240	-	3.566.688	(71.892)	(15.170)	(87.062)
Transfer between current and noncurrent assets	178.754	35.405	-	214.159	(178.756)	(35.405)	(214.161)
Reduction due to slaughtering	(3.630.938)	(1.554.702)	(16.109)	(5.201.749)	-	-	-
Balance as of 12.31.09	356.710	494.779	14.038	865.527	229.943	161.249	391.192
Increase by acquisition	23.269	82.379	3.098	108.746	4.636	8.620	13.256
Increase by reproduction	660.363	270.034	-	930.397	63.063	6.296	69.359
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	356.477	120.901	-	477.378	(7.826)	-	(7.826)
Transfer between current and noncurrent assets	55.161	18.478	-	73.639	(55.161)	(18.478)	(73.639)
Reduction due to slaughtering	(1.087.561)	(502.549)	(14.576)	(1.604.686)	(6.499)	(1.191)	(7.690)
Balance as of 03.31.10	364.419	484.022	2.560	851.001	228.156	156.496	384.652

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets of production (non-current) occur when there is the expectation that the production plan cannot be met with its own assets and, as a rule, this is the acquisition of immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from assets of production.

92

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12. ASSETS HELD FOR SALE

The Board of Directors of the Company, on February 19, 2010, approved a plan of disposal of assets that were not being used in the operations.

The balances rollforward are presented below:

								BR GAAP
							Parent company
			01.01.09	Transfers of property, plant and equipment	Write-offs	12.31.09	Transfers of property, plant and equipment	03.31.10
Land			813	780	(1.150)	443	5.204	5.647
Buildings and improvements			21	436	(441)	16	3.163	3.179
Machinery and equipment			1.407	385	(427)	1.365	2.710	4.075
Others			-	179	-	179	311	490
			2.241	1.780	(2.018)	2.003	11.388	13.391

							BR GAAP and IFRS
								Consolidated

	01.01.09	Transfers of property, plant and equipment	Business combination	Write- offs	12.31.09	Transfers of property, plant and equipment	Write-offs	03.31.10
Land	813	780	348	(1.150)	791	5.204	-	5.995
Buildings and improvements	28	436	44.487	(448)	44.503	3.163	-	47.666
Machinery and equipment	4.813	385	1.053	(3.833)	2.418	2.710	(889)	4.239
Others	116	179	-	(116)	179	311	-	490
	5.770	1.780	45.888	(5.547)	47.891	11.388	(889)	58.390

The balance is substantially represented by the houses built in the city of Lucas do Rio Verde, in the State of Mato Grosso.

13. RECOVERABLE TAXES

			BR GAAP		BR GAAP and IFRS
		Parent company				Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
ICMS	207.467	167.899	92.110	592.400	600.734	225.163
Income and social contribution taxes	175.351	168.675	62.325	205.947	208.738	148.500
PIS/COFINS	441.585	386.332	315.100	610.595	623.037	358.990
Import duty	185	-	-	13.903	11.867	25.043
IPI	3.557	3.455	3.062	47.154	47.174	5.617
Other	6.005	836	-	14.030	7.620	1.930
(-) Provision for losses	(43.829)	(39.085)	(24.345)	(102.319)	(100.505)	(41.416)
	790.321	688.112	448.252	1.381.710	1.398.665	723.827

Total current	329.705	256.994	337.231	745.695	745.591	576.337
Total non-current	460.616	431.118	111.021	636.015	653.074	147.490

The rollforward of provisions are presented below:

93

FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

							BR GAAP
						Parent company

		01.01.09	Merger of company	Reversals	12.31.09	Merger of company	03.31.10
Provision for ICMS loss		(22.014)	-	-	(22.014)	-	(22.014)
Provision for IR/CS loss		-	(17.071)	-	(17.071)	-	(17.071)
Provision for PIS/COFINS loss		-	-	-	-	(4.744)	(4.744)
Provision for IPI loss		(2.331)	-	2.331	-	-	-
		(24.345)	(17.071)	2.331	(39.085)	(4.744)	(43.829)

						BR GAAP and IFRS
							Consolidated
	01.01.09	Business combination	Additions	Reversals	12.31.09	Additions	03.31.10
Provision for ICMS loss	(22.014)	(39.449)	(10.847)	2.285	(70.025)	(1.814)	(71.839)
Provision for IR/CS loss	(17.071)	(1.541)	-	-	(18.612)	-	(18.612)
Provision for PIS/COFINS loss	-	(2.567)	(4.744)	-	(7.311)	-	(7.311)
Provision for IPI loss	(2.331)	(2.426)	(2.131)	2.331	(4.557)	-	(4.557)
	(41.416)	(45.983)	(17.722)	4.616	(100.505)	(1.814)	(102.319)

13.1.    ICMS – Value-added Tax

Due to its export activity, domestic sales and investments in fixed assets are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the states of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

13.2.    Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

13.3.    PIS and COFINS

PIS (“Contribution to the Social Integration Program”) and COFINS (“Contribution for Funding of Social Welfare Programs”) basically originate from credits on purchases of raw materials used in the production of exported products or of products whose sale is taxed at the zero rate, such as those of UHT and pasteurized milk and sales to the Manaus Trade Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

94

FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aimed at accelerating the analysis process of applications for repayment of these contributions already filed, which are under supervision for the release of new amounts.

The management has been conducting studies for the development of plans that allow the use of the other credits in the operations and there is no expectation of losses in their recovery.

14. INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition:

			BR GAAP		BR GAAP and IFRS
		Parent company			Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Assets:
Tax losses carryforwards (corporate income tax)	171,450	129,130	105,664	608,128	568,651	206,952
Negative calculation basis (social contribution on Net Profits)	64,437	48,272	38,081	224,650	211,194	74,032
Temporary differences:
Provisions for contingencies	50,889	49,292	36,990	109,489	90,484	64,222
Provision for doubtful accounts	2,894	3,219	5,235	7,471	9,144	6,899
Provision for attorney's fees	4,446	4,608	2,882	9,681	9,804	3,390
Provision for property, plant and equipment losses	2,416	2,416	-	2,416	7,027	-
Provision for tax credits realization	9,098	7,485	8,268	48,388	53,963	8,268
Employees' profit sharing	17,897	17,609	1,537	17,897	17,609	1,537
Provision for inventories	2,851	640	3,522	3,127	17,407	4,930
Provision for PIS/COFINS loss	9,350	13,771	1,921	10,831	15,374	10,029
Employees' benefits plan	-	36,027	28,637	74,728	72,234	28,637
Amortization of fair value of business combination	7,901	8,440	10,636	12,878	14,480	10,636
Business Combination - Sadia	-	-	-	1,147,050	1,148,995	-
Provision for contractual indemnity	-	-	-	4,201	3,552	17,275
Unrealized losses on derivatives	2,021	-	-	2,021	-	17,308
Unrealized losses on inventories	-	-	-	7,198	4,765	13,912
Adjustments relating to the transition tax regime	138,811	98,438	8,739	164,784	167,671	79,262
Provision for losses	5,442	5,209	-	5,442	5,209	-
Other temporary differences	6,271	3,363	1,078	17,386	8,849	3,545
	496,174	427,919	253,190	2,477,766	2,426,412	550,834
Liabilities:
Temporary differences:
Revaluation Reserve	2,684	3,204	-	2,684	3,205	-
Depreciation on rural activities	504	517	44,889	86,894	94,206	64,163
Adjustments relating to the transition tax regime	158,129	119,952	933	236,917	185,943	4,365
Business Combination - Sadia	-	-	-	1,154,351	1,164,477	-
Unrealized gains on derivatives	6,459	7,564	3,360	6,459	7,565	3,360
Other temporary differences	-	-	1,325	2,024	1,029	1,434
	167,776	131,237	50,507	1,489,329	1,456,425	73,322

95

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14.2.    Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

The deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2010	26,122	45,292
2011	26,625	60,738
2012	27,190	70,683
2013	27,790	85,206
2014	28,438	95,922
2015 onwards	99,722	474,937
	235,887	832,778

In assessing the likelihood of the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

 Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

96

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14.3.    Income and social contribution taxes reconciliation:

		BR GAAP	BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09

Income (loss) before taxes and participations	27,093	(235,026)	58,772	(111,230)
Nominal tax rate	34.0%	34.0%	34.0%	34.0%
	(9,212)	79,909	(19,982)	37,818
Tax (expense) benefit at nominal rate
Adjustment of taxes and contributions on:
Equity pick up	59,182	(94,395)	648	-
Exchange rate fluctuation on investments abroad	(11,385)	6,205	(3,574)	(13,477)
Difference of tax rates on foreign earnings from subsidiaries	-	-	29,794	(26,913)
Staturory profit sharing	(4,152)	(980)	(2,826)	(992)
Donations	(90)	(37)	(90)	(95)
Penalties	(97)	(67)	(100)	(119)
Writt-off deffered income tax and social contribution	-	-	(3,790)	(132,036)
Amortization of fair value	-	16,128	-	16,128
Other adjustments	(220)	6,458	2,193	9,262
	34,026	13,221	2,273	(110,424)

Current income tax	-	(809)	(12,709)	(8,646)
Deferred income tax	34,026	14,030	14,982	(101,778)

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	BR GAAP and IFRS
		Consolidated
	03.31.10	03.31.09
Pre-tax book income from foreign subsidiaries	39,092	(74,296)
Current income taxes benefit (expense) of subsidiaries abroad	(2,582)	(750)
Deferred income taxes benefit (expense) of subsidiaries abroad	2,942	-

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$917,625 as of March 31, 2010 (R$898,168 as of December 31, 2009).

As a result of the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss of R$132,036 related to deferred tax assets (associated to tax losses carryforward and negative base of social contribution)

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in these cases where inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

97

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

15.  JUDICIAL DEPOSITS

These represent restricted assets of the Company and are restricted to sums deposited and held in escrow pending deliberation of the disputes to which they are related.

The rollforward of the judicial deposits held by the Company are represented below:

						BR GAAP
					Parent company
	01.01.09	Business combination	Additions	Reversals	Write-offs	12.31.09
Tax	8,096	2,588	505	(54)	-	11,135
Labor	13,354	23,973	18,861	(5,980)	(10,543)	39,665
Civil, commercial and other	4,843	1,057	4,621	-	-	10,521
	26,293	27,618	23,987	(6,034)	(10,543)	61,321

						BR GAAP
					Parent company
	12.31.09	Merger of company	Additions	Reversals	Write-offs	03.31.10
Tax	11,135	92	14	(50)	-	11,191
Labor	39,665	747	4,851	(6,859)	(1,406)	36,998
Civil, commercial and other	10,521	-	6,436	(192)	-	16,765
	61,321	839	11,301	(7,101)	(1,406)	64,954

The variation of the balance in the year 2009 occurred due to the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, while the increase in the year 2010 was mainly due to the regularization of the balance of labor contingencies of Eleva Alimentos S.A.

98

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

						BR GAAP and IFRS
						Consolidated
		Business				Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	variation	12.31.09
Tax	12,542	51,427	3,986	(1,887)	(13,030)	-	53,038
Labor	36,208	20,085	31,940	(7,979)	(11,955)	-	68,299
Civil, commercial and other	7,343	2,523	5,297	-	(195)	(420)	14,548
	56,093	74,035	41,223	(9,866)	(25,180)	(420)	135,885

The increase of the balance of the year 2009 results from the business combination with Sadia.

Tax	53,038	1,746	(1,259)	-	-	53,525
Labor	68,299	11,374	(8,991)	(1,406)	5	69,281
Civil, commercial and other	14,548	7,114	(406)	(307)	-	20,949
	135,885	20,234	(10,656)	(1,713)	5	143,755

16.  INVESTMENTS

16.1.    Investment breakdown

			BR GAAP		BR GAAP and IFRS
		Parent company			Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Investment in subsidiaries	4,378,999	5,356,237	2,708,068	18,044	16,138	-
Fair value of acquired assets, net	2,419,638	2,435,517	-	-	-	-
Goodwill based on the expectation of future profitability	1,293,818	1,293,818	-	-	-	-
Advance for future capital increase	-	20,577	-	-	-	-
Other investments	834	834	577	1,038	1,062	1,028
	8,093,289	9,106,983	2,708,645	19,082	17,200	1,028

99

FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

16.2.    Movement of the direct investments – Parent Company

		Perdigão	UP! Ali-			Avipal	VIP S.A. Empr.
	PSA Labor.	Trading	mentos	HFF Partici-		Nordeste	E Particip.
	Veter. Ltda.	S.A.	Ltda.	pações S.A.	Sadia S.A.	S.A.		Imob.
a) Capital share March 31, 2010
% of share	10.00%	100.00%	50.00%	100.00%	100.00%	100.00%		100.00%
Total number of shares and membership interests:	100	100,000	1,000	138,308,503	683,000,000	66,075,100		10,177,028
Number of shares and membership interest held:	10	100,000	500	138,308,503	683,000,000 66,075,100			10,177,028
b) Information of controlling companies on March 31, 2010
Capital stock	-	100	1	-	4,919,000		-	28,612
Shareholders' equity	4,487	1,503	11,579	264,608		755,647	-	21,690
Result of the period	417	333	3,569	31,251		94,280	18,695	(2,139)
c) Balance of investments on March 31, 2010
Balance of the investment in the beginning of the year	407	1,170	4,003	233,357	6,154,594	1,767,156		23,830
Equity method	42	333	1,786	31,251		78,586	18,695	(2,139)
Unrealized profit in inventory	-	-	-	-		-	-	-
Treasury shares	-	-	-	-		1,413	-	-
Foreign-exchange variation	-	-	-	-		-	-	-
Other comprehensive income	-	-	-	-		(9,878)	-	-
Stock Issue	20,577	-	-	-		659,000	-	-
Business combination	-	-	-	-		(15,879)	-	-
Transfer of indirect investment to direct investment	-	-	-	-		-	-	-
Dividends and interest on the shareholders’ equity	-	-	-	-		-	-	-
Net assets merged spin-off	-	-	-	-		-	-	-
Merger	-	-	-	(264,608)		250,476	(1,785,851)	-
Balance of investments on March 31, 2010	21,026	1,503	5,789	-	7,118,312		-	21,691

	Avipal	Avipal	Establec.	Crossban Perdigão
	Centro- Construtora Levino			Holdings	Export		Total
	Oeste S.A.	S.A.	Zaccardy	GMBH	Ltd.	03.31.10	12.31.09	01.01.09
a) Capital share March 31, 2010
% of share	100.00%	100.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests:	7,465,073	445,362	1,800,000	1,897,145	10,000
Number of shares and membership interest held:	7,465,073	445,362	1,620,000	1,897,145	10,000
b) Information of controlling companies on March 31, 2010
Capital stock	5,972	445	919	4,568	18
Shareholders' equity	262	49	179	932,733	-
Result of the period	1	-	(84)	60,614	-
c) Balance of investments on March 31, 2010
Balance of the investment in the beginning of the year	261	49	234	900,511	-	9,085,572	2,708,068	1,831,067
Equity method	1	-	(75)	61,216	-	189,696	256,273	215,029
Unrealized profit in inventory	-	-	-	247	-	247	24,266	(27,008)
Treasury shares	-	-	-	-	-	1,413	(26,772)	-
Foreign-exchange variation	-	-	2	(33,462)	-	(33,460)	(162,068)	-
Other comprehensive income	-	-	-	(4,850)	-	(14,728)	(76)	(33,607)
Stock Issue	-	-	-	-	-	679,577	3,987,366	-
Business combination	-	-	-	-	-	(15,879)	3,729,335	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	1,200,108	3,597
Dividends and interest on the shareholders’ equity	-	-	-	-	-	-	(48,569)	-
Net assets merged spin-off	-	-	-	-	-	-	-	(38)
Merger	-	-	-	-	-	(1,799,983)	(2,582,359)	719,028
Balance of investments on March 31, 2010	262	49	161	923,662	-	8,092,455	9,085,572	2,708,068

The amounts of the losses resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais,

in the amount of R$10,492 on March 31, 2010 (R$39,951 on March 31, 2009), are recognized in the revenues or financial expenses in the statement of income (note 33). The exchange variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

100

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

16.3.    In investments in affiliated companies

	UP!			K&S
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09
Current assets	19,639	16,295	20,972	21,310	20,277
Noncurrent assets	-	-	211	13,846	13,798
Current liabilities	(8,061)	(8,286)	(10,271)	(10,145)	(9,311)
Net assets	11,578	8,009	10,912	25,011	24,764

		UP!		K&S
		03.31.10	03.31.09	03.31.10	03.31.09
Net revenues		20,617	17,022	17,472	-
Net income		3,569	3,691	247	-

On June 30, 2009, the Company and Unilever Brasil, members of UP! Alimentos Ltda, entered into an amendment to the shareholders’ agreement valid as from July 1, 2009. The members decided to change certain rules of governance of the corporation, thereby conferring on Unilever Brasil certain additional rights and obligations. Therefore, in spite of the maintenance of a share of 50% in UP!, the Company failed to share the control in the investee and, in consequence, started to measure the investment using the equity method, thereby abandoning the practice of proportional consolidation. The consolidated balances presented in the fiscal year ended on January 1, 2009 include the balances of the investee.

K&S Alimentos S.A. results from a joint venture between the subsidiary Sadia and Kraft Foods Brasil and, therefore, became an indirect subsidiary of the Company as from July 8, 2009. For this reason, no comparative balance was presented on January 1, 2009.

101

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

17.  PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate% p.a.	01.01.09	Acquisitions	Write-offs	Merger (*)	Transfers	Transfer to held for sale	12.31.09
Cost
Land		47,260	6	(7,033)	117,024	1,039	(780)	157,516
Buildings and improvements		305,581	3,187	(54,852)	1,050,772	171,113	(929)	1,474,872
Machinery and equipment		574,061	17,505	(98,401)	1,400,731	233,850	(964)	2,126,782
Facilities		89,873	866	(22,980)	145,362	27,666	-	240,787
Furniture		12,383	228	(2,362)	25,540	4,752	(71)	40,470
Vehicles and aircrafts		6,716	485	(2,565)	14,069	1,092	(66)	19,731
Others		5,320	189	(109)	58,310	22,802	-	86,512
Construction in progress		95,068	337,235	(218)	141,965	(326,364)	-	247,686
Advances to suppliers		24,346	110,358	-	7,378	(138,717)	-	3,365
		1,160,608	470,059	(188,520)	2,961,151	(2,767)	(2,810)	4,397,721

Depreciation
Buildings and improvements	3.45	(143,774)	(32,838)	13,718	(263,934)	(9,311)	493	(435,646)
Machinery and equipment	6.33	(358,016)	(50,958)	51,546	(580,845)	613	495	(937,165)
Facilities	3.57	(41,658)	(4,840)	7,084	(55,343)	10,825	-	(83,932)
Furniture	6.25	(6,641)	(1,359)	1,348	(11,018)	(213)	24	(17,859)
Vehicles and aircrafts	14.29	(5,967)	(788)	1,204	(5,840)	726	18	(10,647)
Others		(2,609)	(3,492)	106	(11,731)	(3,561)	-	(21,287)
		(558,665)	(94,275)	75,006	(928,711)	(921)	1,030	(1,506,536)
		601,943	375,784	(113,514)	2,032,440	(3,688)	(1,780)	2,891,185

(*) Merger of Perdigão Agroindustrial on March 9, 2009.

	BR GAAP
	Parent company
	Rate p.a. %	12.31.09	Acquisitions	Write-offs	Merger (*)	Transfers	Transfer to held for sale	03.31.10
Cost
Land		157,516	-	(460)	1,367	30	(5,204)	153,249
Buildings and improvements		1,474,872	79	(6,815)	42,829	78,850	(8,192)	1,581,623
Machinery and equipment		2,126,782	3,988	(3,252)	48,349	110,662	(8,294)	2,278,235
Facilities		240,787	20	(239)	4,423	41,021	(1,002)	285,010
Furniture		40,470	180	(183)	2,462	1,856	(315)	44,470
Vehicles and aircrafts		19,731	32	(929)	445	719	-	19,998
Others		86,512	258	(1,194)	2,567	6,142	-	94,285
Construction in progress		247,686	58,340	(7,812)	417	(243,108)	-	55,523
Advances to suppliers		3,365	659	-	58	-	-	4,082
		4,397,721	63,556	(20,884)	102,917	(3,828)	(23,007)	4,516,475

Depreciation
Buildings and improvements	-	(435,646)	(10,863)	-	(10,293)	(592)	-	(457,394)
Machinery and equipment	-	(937,165)	(20,158)	2,553	(15,998)	(808)	5,029	(966,547)
Facilities	3.00	(83,932)	(1,972)	8	(797)	(545)	5,584	(81,654)
Furniture	7.00	(17,859)	(398)	161	(728)	(182)	743	(18,263)
Vehicles and aircrafts	4.00	(10,647)	(2,723)	706	(255)	2,184	263	(10,472)
Others	3.00	(21,287)	(1,471)	1,473	(137)	(7)	-	(21,429)
		(1,506,536)	(37,585)	4,901	(28,208)	50	11,619	(1,555,759)
		2,891,185	25,971	(15,983)	74,709	(3,778)	(11,388)	2,960,716

(*) Merger of Avipal Nordeste S.A. on March 31, 2010.

102

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
	Rate p.a.%	01.01.09	Acquisitions	Write-offs	Business Combination	Transfers	Transfer to held for sale	Foreign exchange variation	12.31.09
Cost
Land		166,866	36	(7,084)	514,425	1,191	(780)	(158)	674,496
Buildings and improvements		1,404,537	8,822	(55,054)	2,780,204	252,171	(929)	(7,845)	4,381,906
Machinery and equipment		2,091,183	39,959	(116,726)	2,632,180	440,344	(964)	(17,371)	5,068,605
Facilities		242,179	2,831	(193,092)	1,076,974	115,044	-	(9,458)	1,234,478
Furniture		47,348	1,407	(5,577)	28,199	9,615	(71)	(2,371)	78,550
Vehicles and aircrafts		22,092	913	(3,522)	13,396	952	(66)	(836)	32,929
Others		62,425	4,952	(3,764)	56,267	27,210	-	(205)	146,885
Construction in progress		250,489	472,337	(218)	475,659	(769,730)	-	(3,753)	424,784
Advances to suppliers		30,470	113,217	(17,715)	37,446	(137,985)	-	(751)	24,682
		4,317,589	644,474	(402,752)	7,614,750	(61,188)	(2,810)	(42,748)	12,067,315

Depreciation
Buildings and improvements	2.95	(428,909)	(49,340)	19,242	(487,623)	(12,562)	493	5,053	(953,646)
Machinery and equipment	5.20	(994,094)	(56,794)	55,827	(865,008)	(2,127)	495	12,464	(1,849,237)
Facilities	3.39	(96,682)	3,473	14,891	(253,968)	19,187	-	(2,308)	(315,407)
Furniture	5.43	(24,785)	(3,707)	3,804	(15,001)	(603)	24	1,602	(38,666)
Vehicles and aircrafts	14.57	(12,203)	(1,627)	1,848	(6,483)	915	18	270	(17,262)
Others		(13,124)	(4,934)	1,605	(4,940)	2,482	-	-	(18,911)
		(1,569,797)	(112,929)	97,217	(1,633,023)	7,292	1,030	17,081	(3,193,129)
Propety, plant and equipment, net		2,747,792	531,545	(305,535)	5,981,727	(53,896)	(1,780)	(25,667)	8,874,186

	BR GAAP e IFRS
	Consolidated
	Rate p.a.%	12.31.09	Acquisitions	Write-offs	Transfers	Transfer to held for sale	Foreign exchange variation	03.31.10
Cost
Land		674,496	-	(459)	30	(5,204)	(23)	668,840
Buildings and improvements		4,381,906	1,832	(10,871)	82,977	(8,192)	(271)	4,447,381
Machinery and equipment		5,068,605	5,891	(19,667)	128,028	(8,294)	(1,918)	5,172,645
Facilities		1,234,478	601	(277)	45,832	(1,002)	(21)	1,279,611
Furniture		78,550	243	(510)	2,208	(315)	(191)	79,985
Vehicles and aircrafts		32,929	38	(3,903)	735	-	1,664	31,463
Others		146,885	1,753	(1,223)	5,562	-	(18)	152,959
Construction in progress		424,784	73,719	(7,977)	(270,128)	-	(216)	220,182
Advances to suppliers		24,682	840	(29)	-	-	-	25,493
		12,067,315	84,917	(44,916)	(4,756)	(23,007)	(994)	12,078,559

Depreciation
Buildings and improvements	3.19	(953,646)	(30,943)	1,503	(593)	5,029	347	(978,303)
Machinery and equipment	7.27	(1,849,237)	(39,427)	17,115	6,110	5,584	1,288	(1,858,567)
Facilities	4.98	(315,407)	(6,503)	15	(466)	743	10	(321,608)
Furniture	7.83	(38,666)	(1,214)	(3)	(183)	263	188	(39,615)
Vehicles and aircrafts	18.29	(17,262)	(3,228)	1,532	2,057	-	2	(16,899)
Others	1.77	(18,911)	(1,800)	1,488	(6,852)	-	-	(26,075)
		(3,193,129)	(83,115)	21,650	73	11,619	1,835	(3,241,067)
Propety, plant and equipment, net		8,874,186	1,802	(23,266)	(4,683)	(11,388)	841	8,837,492

The fixed assets additions and construction in progress are mainly represented by: (i) expansion of the Três de Maio powder milk plant (R$27,506); (ii) construction of a cold storage in Teutônia dairy plant (R$2,931); (iii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$3,716); (iv) expenses related to construction of the agroindustrial complex in Bom Conselho (R$3,147); (v) improvements in the distribution center of Rio Verde (R$872); (vi) in the wholly-subsidiary Sadia, the construction in progress totalized R$163,607 and is represented by: expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$100,878) and;

construction work in acquired poultry farm in Buriti Alegre (R$36,014).

103

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The disposals refer primarily to: (i) R$13,152 disposal of Romania plant.

During the three month period ended on March 31, 2010, the Company capitalized interests in the approximately amount of R$5,303 (R$4,100 in March 31, 2009). The interest rate utilized to determine the amount to be capitalized was 5.40%.

At December 31, 2009, as required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets as of January 1, 2009. The financial statement of the first semester of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$24,440.

18. INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Rate p.a.%	Cost	Accumulated amortization	03.31.10	12.31.09	01.01.09
Software	20.00	21,147	(8,215)	12,932	11,445	10,663
Patents	-	3,045	-	3,045	-	-
Goodwill	-	1,520,488	-	1,520,488	1,520,488	1,453,713
		1,544,680	(8,215)	1,536,465	1,531,933	1,464,376

	BR GAAP and IFRS
	Consolidated
	Rate p.a.%	Cost	Accumulated amortization	03.31.10	12.31.09	01.01.09
Software	20.00	161,845	(96,289)	65,556	76,846	11,820
Relationship with suppliers	42.00	135,000	(42,078)	92,922	106,948	-
Patents	10.00	5,616	(150)	5,466	1,900	-
Brands	-	1,256,000	-	1,256,000	1,256,000	-
Goodwill	-	2,834,115	-	2,834,115	2,834,769	1,545,732
		4,392,576	(138,517)	4,254,059	4,276,463	1,557,552

The intangible assets rollforward is presented below:

104

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	01.01.09	Amorti- zation	Transfers	Merger (1)	12.31.09	Additions	Amorti- zation	Transfers	Merger(2)	03.31.10
Software	10,663	(292)	1,074	-	11,445	-	(881)	1,162	1,206	12,932
Brands	-	-	-	-	-	430	-	2,615	-	3,045
Goodwill:	1,453,713	-	-	66,775	1,520,488	-	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163	-	-	-	-	133,163
Ava	-	-	-	49,368	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	-	-	-	16,751	16,751	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636	-	-	-	-	7,636
Incubatório Paraíso	-	-	-	656	656	-	-	-	-	656
	1,464,376	(292)	1,074	66,775	1,531,933	430	(881)	3,777	1,206	1,536,465

(1) Merger of Perdigão Agroindustrial on March 9, 2009.
(2) Merger of Avipal Nordeste S.A. on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
	01.01.09	Additions	Business combination	Amorti- zation	Transfers	Write-offs	Exchange variation	12.31.09
Software	11,820	6,370	57,850	(328)	1,266	(132)	-	76,846
Relationship with suppliers	-	-	135,000	(28,052)	-	-	-	106,948
Patents	-	-	2,000	(100)	-	-	-	1,900
Trademarks	-	-	1,256,000	-	-	-	-	1,256,000
Goodwill:	1,545,732	-	1,293,818	-	-	-	(4,781)	2,834,769
Sadia	-	-	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Plusfood	21,194	-	-	-	-	-	(4,781)	16,413
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	-	-	656
	1,557,552	6,370	2,744,668	(28,480)	1,266	(132)	(4,781)	4,276,463

105

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
	12.31.09	Additions	Amorti- zation	Transfers	Exchange variation	03.31.10
Software	76,846	342	(12,757)	1,163	(38)	65,556
Relationship with suppliers	106,948	-	(14,026)	-	-	92,922
Patents	1,900	430	(50)	3,197	(11)	5,466
Trademarks	1,256,000	-	-	-	-	1,256,000
Goodwill:	2,834,769	-	-	-	(654)	2,834,115
Sadia	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Plusfood	16,413	-	-	-	(654)	15,759
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	656
	4,276,463	772	(26,833)	4,360	(703)	4,254,059

Amortizations of loyalty of integrated businesses and relationship with suppliers are recognized in net income in the cost of sales, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or business expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is supported by appraisal report, after allocation in the assets in use identified.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in    note 5.

Based on the Management’s analysis prepared in the last quarter of 2009, no adjustments were identified to reduce the assets balance to the recoverable value. During the first quarter of 2010 Management has not identified any events related to impairment factors.

106

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

19.  TRADE ACCOUNTS PAYABLE

			BR GAAP		BR GAAP and IFRS
		Parent company				Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Domestic suppliers
Third parties	911,913	902,102	297,364	1,634,345	1,714,547	932,151
Related parties	5,333	17,464	43,006	769	1,706	175

Foreign suppliers
Third parties	33,989	55,655	165	141,882	189,115	151,059
Related parties	1,582	1,209	-	-	-	-
	952,817	976,4 30	340,535	1,776,996	1,905,368	1,083,385

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 31 days.

The information on accounts payable involving related parties is presented in    note 28.

20.  CURRENT AND NON-CURRENT LOANS AND FINANCING

	BR GAAP
	Parent company
			Weighted
		Average interest	average			Balance	Balance	Balance
	Charges (% p.y.)	rate (p.y. )	maturity	Short term	Long term	03.31.10	12.31.09	01.01.09
Local currency (R$)
	6.73%
	(TR/Taxa fixa+7.39% em	6.73%
Working capital	12.31.09)	(7.42% em 12.31.09)	0.4	428,805	1,601	430,406	473,265	78,542

BNDES, FINEM, credit facilities of	TJLP/Taxa fixa + 2.85%
development banks and other secured	(TJLP/Taxa fixa + 2.78% em	8.78%
debts	12.31.09)	(8.64% em 12.31.09)	2.0	162,513	469,407	631,920	635,912	167,865
	TJLP/CDI + 3.83%	10.12%
	(TR/TJLP/CDI + 3.6% em	(10.14% em
Export credit facility	12.31.09)	12.31.09)	1.5	65,565	382,170	447,735	566,488	-
	IGPM/Taxa fixa + 1.78%
	(IGPM/Taxa fixa + 1% em	1.82%
Tax incentives	12.31.09)	(0,97% em 31.12.09)	9.0	7	12,359	12,366	2,088	277,351
				656,890	865,537	1,522,427	1,677,753	523,758

Foreign currency
	(5.29% em 12.31.09) + V.C.
Advances on exchange contracts	(US$)	(US$)	-	-	-	-	53,432	202,594
	LIBOR/Taxa fixa/CDI + 1.89% +	2.33% + V.C. (US$ e
	v.c. (US$ e outras moedas)	outras moedas)
	(LIBOR/Taxa fixa/CDI + 2.46% +	(2.84% + V.C. (US$ e
	v.c. (US$ e outras moedas) em	outras moedas) em
Export credit facility	12.31.09)	12.31.09)	1.7	216,813	833,205	1,050,018	1,185,249	853,220
		6.55% + V.C. (US$ e
	UMBNDES + 2.48% + v.c. (US$	outras moedas)
BNDES, FINEM, credit facilities of	e outras moedas)	(6.72% + V.C. (US$ e
development banks and other secured	(UMBNDES + 2.47% + v.c. (US$	outras moedas) em
debts	e outras moedas) em 12.31.09)	12.31.09)	1.8	19,555	50,779	70,334	70,735	23,088
				236,368	883,984	1,120,352	1,309,416	1,078,902
				893,258	1,749,521	2,642,779	2,987,169	1,602,660

(*) Weighted average maturity date in years.

107

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
			Weighted
		Average interest	average			Balance	Balance	Balance
	Charges (% p.y.)	rate (p.a.)	maturity	Short term	Long term	03.31.10	12.31.09	01.01.09
Local currency (R$)

	6.74%
	(TR/Taxa fixa + 7.71% em
Working capital	12.31.09)	7.23%	0.4	853,183	1,601	854,784	973,033	220,272

BNDES, FINEM, credit facilities of	TJLP/Taxa fixa + 6.42%
development banks and other secured	(TJLP/Taxa fixa + 2.79% em
debts	12.31.09)	9.04%	8.4	455,496	1,603,814	2,059,310	2,101,411	538,252

	TJLP/CDI + 3.83%
	(TR/TJLP/CDI + 3.6% em	10.12%
Export credit facility	12.31.09)	(10.14% em 12.31.09)	1.5	65,565	382,170	447,735	1,137,409	-
	IGPM/Taxa fixa + 3.10%
	(IGPM/Taxa fixa + 1% em
Tax incentives	12.31.09)	0.00%	7.9	7	14,723	14,730	4,443	463,284

FIDIC			-	261,597	-	261,597	353,364	-
				1,635,848	2,002,308	3,638,156	4,569,660	1,221,808

Foreign currency
	5.29% + V.C.	5.29% + e.v.(USD on
Advances on exchange contracts	(USD em 12.31.09)	12.31.09)		-	-	-	53,432	443,674

Bonds	7.25%	7.33%	9.4	24,824	1,745,117	1,769,941	419,137	-

Working capital	EURIBOR + 1.20%	0.41% + v.c. (US$)	-	-	-	-	-	49,605

	LIBOR/Taxa fixa/CDI + 1.79% +	2.27% + V.C. (US$ e
	V.C. (US$ e outras moedas)	outras moedas)
	(LIBOR/Taxa fixa/CDI + 2.35% +	(2.77% + V.C. (US$ e
	V.C. (US$ e outras moedas) em	outras moedas) em
Export credit facility	12.31.09)	12.31.09)	1.7	586,700	2,192,198	2,778,898	3,719,384	3,493,988
		6.72% + V.C. (US$ e
	UMBNDES + 5.26% + V.C. (US$	outras moedas)
BNDES, FINEM, credit facilities of	e outras moedas)	(6.73,% + V.C. (US$ e
development banks and other secured	(UMBNDES + 2.48% + V.C. (US$	outras moedas) em
debts	e outras moedas) em 12.31.09)	12.31.09)	4.0	67,904	183,391	251,295	292,408	85,337
				679,428	4,120,706	4,800,134	4,484,361	4,072,604
				2,315,276	6,123,014	8,438,290	9,054,021	5,294,412

(*) Weighted average maturity date in years.

20.1.    Working capital

Rural credit: The Company and its subsidiaries have rural credit facilities with several commercial banks that, according to a Federal Government program, offer loans as an incentive to rural activities. The funds originating from this financing facility are used as working capital.

PROCER – Credit facilities of BNDES: Through PROCER, BNDES grants operating credit facilities to help Brazilian agribusiness companies and agricultural companies.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds (“Fundo de Amparo ao Trabalhador”) and from the Fundo Constitucional de Financiamento do Centro-Oeste. The notes have maturity periods of up to five years, maturing between 2010 and 2014. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

108

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

20.2.    BNDES, FINEM, loan facilities of development banks and another secured debts

The Company and its subsidiaries have various outstanding obligations with the BNDES. The loans were executed for the acquisition of machinery, equipment and expansion of productive facilities. The principal and the interest of the FINEM loans are paid in monthly installments, maturing between 2010 and 2015, and are guaranteed by a pledge of equipment and facilities and mortgage on the property owned by the Company. The amounts of these loans are indexed by the UMBNDES basket of currencies, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies that form the basket.

PESA:  Sadia has a loan facility obtained through the Special Program for Asset Recovery subject to the variations of the IGPM plus interest of 9.89% p.a., guaranteed by endorsements and liens of government debt securities (note 8).

20.3.    Fiscal incentives

State Programs for Financing with Fiscal Incentive:  Under the terms of these programs, we were granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities in these states. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a margin.

20.4.    Export credit facilities

Pre-payment of exports: Generally denominated in US dollars, maturing between 2010 and 2013. The export prepayment credit facilities are pegged to the LIBOR (London Interbank Offered Rate) of three and six months plus spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of our products to specific customers. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations of these contracts include limitations of guarantees, takeovers, and in a number of cases, financial obligations.

Business loan facilities:  Indebtedness under the terms of these credit facilities is denominated in US dollars and maturities range from one to four years. Business loan facilities yield interest at the LIBOR  rate plus a margin with quarterly, semi-annual and annual payments. Under the terms of each one of these credit facilities, the Company receives loans used in raw material imports and in other working capital requirements. The credit facilities are generally guaranteed by BRF

- Brasil Foods S.A. The main obligations under the terms of these contracts include limitations on takeovers and sales of assets.

109

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Credit facilities of BNDES - Exim:  The Company has some credit facilities provided by BNDES for export financing with several commercial banks acting as intermediaries. These resources are pegged to the TJLP with maturity in 2012. Settlement occurs in the local currency without the risk associated with foreign exchange rate variation.

Advances on exchange contracts:  Advances on exchange contracts (“ACCs”) are obligations with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are delivered to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of scheduled shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the effective shipment of the exports, in each case at banks in Brazil, although they refer to loans denominated in US dollars. On March 31, 2010, the Company did not have any open ACC or ACE contract.

20.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000. The notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a., maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

20.6.    Debentures

BRF issued 81,950 simple debentures, fully subscribed between June 30, 1998 and November, 21, 2000, to BNDES, with a unit nominal value of one real (R$ 1) and redemption period between June 15, 2001 and June 15, 2010.

20.7.    Long term debt maturity

The schedule of maturities of long term debts is presented below:

110

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP	BR GAAP e IFRS
	Parent company	Consolidated
	03.31.10	03.31.10
2011	429,885	983,020
2012	909,048	2,113,105
2013	316,229	691,778
2014	46,145	198,128
2015 to 2044	48,214	2,136,983
	1,749,521	6,123,014

The wholly-owned subsidiary Sadia assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

For the sale of domestic receivables, during the three-month period ended on March 31, 2010, the wholly-owned subsidiary Sadia received R$1,226,518 and incurred financial expense in the amount of R$8,100.

20.8.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Balance of financing	2,642,779	2,987,169	8,438,290	9,054,021
Mortgage guarantees:	686,489	675,979	1,987,661	2,042,837
Linked to FINEM-BNDES	628,668	659,141	1,764,399	1,852,174
Linked to FNE-BNB	-	-	165,441	165,529
Linked to tax incentives and other	57,821	16,838	57,821	25,134
Guarantees by means of fiduciary assignment of assets acquired under financing:	11,313	17,769	12,024	20,183
Linked to FINEM-BNDES	11,234	17,676	11,234	19,217
Linked to FINAME-BNDES	-	-	711	858
Linked to tax incentives and other	79	93	79	108

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on March 31, 2010 totaled R$80,187 (R$82,976 on December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of March 31, 2010 amounted R$546,545 (R$546,888 as of December 31, 2009).

111

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company contracted guarantees in the amount of R$308,910 offered mainly in litigation which were discussed the use of tax credits. These guarantees have average cost of 1.29% p.a.

20.9.    Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On March 31, 2010, these firm purchase commitments totaled R$491,492 at the parent company and R$1,794,046 in the consolidated quarterly information (R$495,095 at the parent company and R$1,809,320 in the consolidated quarterly information on December 31, 2009), considering the market value of the commodities on the date of these quarterly information.

20.10. Covenants

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On March 31, 2010, all these conditions were met by the Company.

Indicator
Restrictive clauses (indicators to be achieve)	achieve
Net debt / shareholders' equity lower than 1.5	0.3
Net debt / EBITDA lower than 3.5	2.9
Minimum current liquidity of 1.1	2.1
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.9

112

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP				BR GAAP and IFRS
	Parent company				Consolidated
	03.31.10	12.31.09	01.01.09	03.31.10	12.31.09	01.01.09
Derivative financial instruments
Cash flow hedge:
Assets:
Currency forward contracts (NDF)	23,070	21,983	-	23,070	21,983	-
Currency option contracts	-	-	-	-	-	-
Swap / currency contracts	389	2,744	10,405	389	2,744	68,516
	23,459	24,727	10,405	23,459	24,727	68,516

Liabilities:
Currency forward contracts (NDF)	(2,120)	(1,064)	-	(2,120)	(1,064)	-
Swap / currency contracts	(84,992)	(85,905)	(7,410)	(84,992)	(85,905)	(90,851)
	(87,112)	(86,969)	(7,410)	(87,112)	(86,969)	(90,851)

Derivatives not designated as hedge:
Assets:
Currency forward contracts (NDF)	-	-	-	976	2,839	10,695
Live cattle option contracts	-	-	-	-	-	-
Future contracts for dollars	-	20	-	-	20	-
	-	20	-	976	2,859	10,695

Liabilities:
Currency forward contracts (NDF)	-	-	-	-	(119)	(45,754)
Live cattle option contracts	-	-	-	-	-	-
Swap contracts	(882)	-	-	(882)	-	-
Future contracts for dollars	(2,183)	-	-	(2,183)	-	(10,107)
Future contracts for live cattle	-	-	-	-	-	-
	(3,065)	-	-	(3,065)	(119)	(55,861)
	-			-
Current assets	23,459	24,747	10,405	23,459	27,586	79,211
Current liabilities	(90,177)	(86,969)	(7,410)	(90,177)	(87,088)	(146,712)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASING

The Company is lessee in many contracts, which can be classified as operating or financial lease.

22.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

113

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BR GAAP and IFRS
Consolidated
03.31.10
2010	166,874
2011	175,394
2012	116,909
2013	14,725
2014 onwards	16,107
490,008

The payments of lease agreements recognized as expense amount to R$59,629 on March 31, 2010 (R$16,067 on March 31, 2009).

22.2.   Capital lease

The Company maintained control of the assets leased, recorded as fixed assets, which balances amounted to:

	BR GAAP and IFRS
				Consolidated
	03.31.10	12.31.09		01.01.09
Cost	14,538	14,810	-	17,419
Accumulated depreciation (*)	(6,169)	(4,972)	-	(8,523)
Residual	8,369	9,838		8,896

(*) The leased assets are depreciated using the rate defined in the explanatory note 17 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 645/10.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	BR GAAP and IFRS
	Consolidated
	Present value of		Minimum future
	minimum payments	Interest	payments
	03.31.10	03.31.10	03.31.10
2010	3,493	302	3,795
2011	3,728	332	4,061
2012	1,885	170	2,054
2013	457	54	511
2014 onwards	76	14	90
	9,639	872	10,511

Some agreements have clauses that allow the Company to extend the agreed term, as well as, purchase option in the end the agreement term there is no clause of contingent payment.

114

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.  SHARE BASED PAYMENTS

On March 30, 2010, the participants of a general meeting of shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) create value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the Sao Paulo Stock Exchange, prior to the grant date, restated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares is 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;

  up to 2/3 of the total options may be exercised after two years; and

  all the options may be exercised after three years.

After the vesting period and within no more than 5 years from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

115

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Until March 31, 2010 there were no options granted.

On March 31, 2010, the shareholders of BRF - Brasil Foods S.A. approved, under the terms of the Association Agreement and of the stock option plan of Sadia, the migration of the options granted and not yet exercised by executives, before the association, to a new plan assumed by the Company, and that will maintain all the characteristics and conditions of the previous plan.

The breakdown of the options granted and outstanding on March 31, 2010 of this plan is shown below:

				Quantity converted share		Price of converted
					based on BRF	share based on BRF
	Date				shares		shares
		Beginning	End of the	Options	Outstanding	Upon	Updated
Cycles	Grant date	of the year	year	granted	options	granting	by INPC
2005	06.24.05	06.24.08	06.24.10	585,130	79,798	17.11	21.57
2006	09.26.06	09.26.09	09.26.11	936,306	281,956	21.35	27.78
2007	09.27.07	09.27.10	09.27.12	1,329,980	710,210	37.70	48.91

As of March 31, 2010, the fair value of Company’ share was R$23.90 (twenty three Reais and ninety cents).

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, based on the following assumptions:

03.31.10
Option expected term	5 years
Risk-free interest rate	9.78%
Volatility	35.64
Dividends expected on shares	0.96%
Expected inflation rate	28.66%
Weighted average fair value	R$5.05

23.1.    Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

116

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.    Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

23.5.    Expected inflation rate

The expected inflation rate is determined based on estimated INPC by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

The weighted average of strike prices of the options is R$36.36 (thirty six Brazilian Reais and thirty six cents) and the weighted average of the remaining contractual period is 17.1 months. On March 31, 2010, 361,754 outstanding stock options are exercisable.

On March 31, 2010 the subsidiary Sadia recognized the fair value of the options in the amount of R$2,706 (R$3,807 on December 31, 2009).

The offsetting cost was recognized in net income for the period, under the heading of administrative expenses, totaling reversal of expense of R$1,101 in the period ended on March 31, 2010.

24.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The assets and actuarial liabilities and the movement of the obligations and rights related are presented below:

117

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
				Liabilities	Satament of income
	Ref	03.31.10	12.31.09	01.01.09	03.31.10	03.31.09
Supplementary Retirement Plan- PSPP	24.1.1	-	-	-	(65)	(8)
Supplementary Retirement Plan - FAF	24.1.2	-	-	-	(14.969)	-
Plan medical	24.2.1	57.639	56.865	17.387	(774)	(2.661)
Penalty F. G. T. S.	24.2.2	134.479	129.368	56.015	(5.111)	(10.108)
Reward for working time	24.2.3	42.552	40.944	10.823	(1.608)	(1.977)
Indemnity for termination	24.2.4	7.309	7.326	-	17	-
Indemnity for retirement	24.2.5	14.539	15.225	-	686	-
		256.518	249.728	84.225	(21.824)	(14.754)

24.1.    Supplementary retirement plan

24.1.1.   PSPP

Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries (except for Sadia).

The purpose of PSPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. PSPP manages two retirement plans. Plan I, which is closed to new adhesions, and Plan II, which has been in operation since April 1, 2009.

In both plans, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$2,907 (R$251 on December 31, 2009) and was recorded by the Company in the “other rights” item.

Although the plans offered by PSPP are basically of defined contribution, there is a small portion of defined benefits.

24.1.2.   FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by “Attilio Francisco Xavier Fontana Foundation”.

118

FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the National Consumer Price Index (“INPC”).

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of “Attilio Francisco Xavier Fontana Foundation”.

According to the bylaws of the Foundation, the sponsoring company is jointly and severally liable for the obligations contracted by the entity with its participants and dependents.

As from January 1, 2003, the subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries.  The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.  The contributions made by Sadia in the three month period ended on March 31, 2010 amounted to R$639, on that date the plan had 1,529 participants (1,566 participants on December 31, 2009).

24.2.    Other benefits

24.2.1.   Medical plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

119

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

24.2.2.   FGTS fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

24.2.3.   Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet.

24.2.4.   Severance pay

The executive offices discharged on the initiative of the company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for Sadia.  The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

24.2.5.   Retirement compensation

By Deliberation of the Company, the employee that works for at least 10 years will receive a bonus, the actuarial liability resulting from this practice was recorded in the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
At the beginning of the year	-	-	-	-
Rollforward	8,596	-	8,596	-
At the end of the year	8,596	-	8,596	-

120

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25.  PROVISION FOR TAX, CIVIL AND LABOR

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

25.1.    Contingencies for probable losses

The rollforward of the provision for tax, labor and legal contingencies is summarized below:

	BR GAAP
	Parent company
		Merger of				Price index
	01.01.09	company (*)	Additions	Reversals	Payments	update	12.31.09
Tax	89,306	64,127	31,337	(77,343)	(5,762)	10,617	112,282
Labor	21,959	22,434	23,868	(11,653)	(22,161)	4,131	38,578
Civil, commercial and other	7,613	5,882	18,035	(16,817)	(1,502)	(100)	13,111
	118,878	92,443	73,240	(105,813)	(29,425)	14,648	163,971

Current	29,425						58,281
Non-current	89,453						105,690

121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company

		Merger of				Price index
	12.31.09	company (*)	Additions	Reversions	Payments	update	03.31.10
Tax	112,282	-	429	(1,892)	(1,049)	1,997	111,767
Labor	38,578	401	6,872	(76)	(11,646)	570	34,699
Civil, commercial and other	13,111	123	8,639	(93)	(877)	894	21,797
	163,971	524	15,940	(2,061)	(13,572)	3,461	168,263

Current	58,281						58,281
Non-current	105,690						109,982

(*) The increase in 2009 is related to the merger of Perdigão Agroindustrial on March 9, 2009 while the increase in 2010 is related to the merger of Avipal Nordeste on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
		Business				Price
	01.01.09	combination	Additions	Reversions	Payments	index	12.31.09
Tax	153,219	102,708	33,992	(89,135)	(7,833)	11,867	204,818
Labor	51,623	46,306	44,572	(20,113)	(28,284)	4,563	98,667
Civil, commercial and other	14,300	80,159	23,565	(20,404)	(2,810)	3,055	97,865
Contingent liabilities	-	630,258	-	-	-	-	630,258
	219,142	859,431	102,129	(129,652)	(38,927)	19,485	1,031,608

Current	38,927						91,349
Non-current	180,215						940,259

	BR GAAP and IFRS
	Consolidated
					Price index
	12.31.09	Additions	Reversions	Payments	update	03.31.10
Tax	204,818	1,370	(2,166)	(1,049)	3,574	206,547
Labor	98,667	16,514	(156)	(11,810)	578	103,793
Civil, commercial and other	97,865	9,931	(3,130)	(877)	2,175	105,964
Contingent liabilities	630,258	-	-	-	-	630,258
	1,031,608	27,815	(5,452)	(13,736)	6,327	1,046,562

Current	91,349					91,349
Non-current	940,259					955,213

25.1.1.    Tax

The tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: the subsidiary Sadia registered a R$22,070 provision (R$21,742 as of December 31,2009) related to (i) R$14,469 (R$14,242 as of December 31,2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s  taxable income (merged in 2002); (ii) R$6,159

(R$6,092 as of  December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1,442 (R$1,408 as of  December 31, 2009) relating to other provisions.

122

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

CPMF over export revenues: BRF registered a provision for contingency in the amount of R$21,164 (R$22,745 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisory contributions on financial activities (“CPMF”) charged on the income from exports. The Company’s lawsuit is currently at the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

ICMS: BRF is mainly involved in administrative and judicial tax disputes associated with the register of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the register of tax credits with monetary correction. The provision amounts to R$34,592 (R$34,075 as of December 31, 2009).

The subsidiary Sadia is involved in several administrative proceedings regarding ICMS, in a total amount of R$31,909 (R$30,376 as of December 31,2009), mainly associated to customs clearance processes, debits arising from accessory obligations and register of credits on consumption materials.

PIS and COFINS: BRF is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$34,212 (R$33,595 as of December 31, 2009).

Other tax contingencies: the subsidiary Sadia registered other provisions related to the payment of social security contributions, PIS tax, duties and other taxes in a total amount of R$40,111 (R$39,741 as of December 31, 2009).

25.1.2.    Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

123

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25.1.3.    Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.    Contingencies and possible losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$2,796,163 (R$2,896,378 as of December 31, 2009), of which R$578,493 (R$578,493 as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia (note 6), according to paragraph 23 of CVM Deliberation No. 580/09.

The most relevant aspects associated to the matter are listed below:

Profits earned abroad: On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$157,542 (R$155,763 as of December 31, 2009). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS: the Company is involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$254,553 (R$255,803 as of December 31,2009); register of ICMS tax deemed credits in the amount of R$10,227 (R$82,043 as of December 31,2009); ICMS tax benefits granted by certain states (“guerra fiscal”) in the amount of R$866,358 (R$877,053 as of December 31, 2009) and R$475,370 (R$350,678 as of December 31,2009) related to other cases.  Company believes that the related leading-case related to essential products can be settled during year 2011.

124

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

PIS and COFINS on the payment of interest on shareholder’s equity:  the Company has filed a lawsuit to challenge the levy of the PIS and COFINS taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period for the PIS tax and to the 2004-2008 period for the COFINS tax at a total amount of R$41,911 (R$41,364 as of December 31, 2009). The company’s management and its outside counsel classify the chances of loss as possible, thus no provision has been recorded.

IPI Premium Credit: the subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$370,559 (R$364,599 as of December 31, 2009), related to the offset of IPI tax premium credits against other federal taxes. The subsidiary has offset the taxes based on a final and non appealable favorable decision.

Other tax contingencies: the subsidiary Sadia has other pending administrative and judicial cases in the amount of R$382,143 (R$400,555 as of December 31, 2009) related to social security contributions R$116,785 (R$115,352 as of December 31, 2009), income tax, social contribution and withholding income tax R$119,324 (R$119,688 as of December 31, 2009), PIS and COFINS taxes R$84,855 (R$83,523 as of December 31, 2009) and others in the amount of R$61,149 (R$81,992 as of December 31, 2009).

Civil lawsuits: As of March 31, 2010, the wholly-owned subsidiary Sadia has other civil contingencies which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group.  As allowed by the CVM Deliberation No. 594/09, paragraph 92, the Company’s Management has not disclosed additional information related to this legal suit because it could be harmful to its defense.

125

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26.  SHAREHOLDERS’ EQUITY

26.1. Capital stock

On March 31, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,464.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100% with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADRs program, equating the ADRs to the same proportional basis, thus each 1 (one) share is correspondent to 1 (one) ADR.

26.2. Breakdown of capital stock

	BR GAAP and IFRS
	Consolidated
	03.31.10	12.31.09	01.01.09
Common shares	872,473,246	872,473,246	413,916,206
Treasury shares	(2,368,180)	(2,452,180)	(860,970)
Outstanding shares	870,105,066	870,021,066	413,055,236

26.3. Capital stock rollforward

	Quantity of	Capital
	shares	amount
Capital subscribed in 12.31.09	436,236,623	12,461,756
Split of shares	436,236,623	-
Completion of issuance costs	-	(803)
Capital subscribed in 12.31.10	872,473,246	12,460,953

126

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26.4. Treasury shares

The Company has 860,970 shares of treasury stock (after the stock split mentioned in item 26.1 above), acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of ninety-five cents of real  (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of shares of treasury stock took place because of the exercise of the stock options of Sadia executives.

The Management´s Company recorded under treasury shares the total of 1,507,210 shares of its issuance and owned by the subsidiary Sadia, such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities. These shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was reclassified to other receivables.

127

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

27.  EARNINGS (LOSSES) PER SHARE

	03.31.10	03.31.09
Basic numerator:
Net income for the year attributable to BRF shareholders	61,119	(221,805)

Basic denominator:
Ordinary shares	872,473,246	413,916,206
Weighted average number of outstanding shares - basic
(except treasury shares)	870,105,066	413,055,236
Net earnings per share - basic - R$	0.0702	(0.5370)

	03.31.10	03.31.09
Diluted numerator:
Net income for the year attributable to BRF shareholders	61,119	(221,805)

Diluted denominator:
Weighted average number of outstanding shares - basic
(except treasury shares)	870,105,066	413,055,236
Weighted average number of potential shares (stock options)	1,587,008	-
Weighted average number of outstanding shares - diluted	871,692,074	413,055,236
Net earnings per share - diluted - R$	0.0701	0.5370

On March 31, 2010, the total quantity of 992,166 common stock options were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

28.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract

28.1. Transactions and balances

On March 31, 2010, the balances of the assets and liabilities and transactions that influenced the result are demonstrated below:

128

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Balance sheet
	03.31.10	12.31.09	01.01.09
Accounts receivable
Perdigão Agroindustrial S. A.	-	-	29,064
Instituto Perdigão de Sustentabilidade	-	-	4,867
Sino dos Alpes Alimentos Ltda.	-	-	910
Avipal Nordeste S.A.	-	11,219	8,957
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	1,772
UP! Alimentos Ltda.	3,149	2,684	-
Perdigão Europe Lda.	138,443	172,229	1,237
Perdigão International Ltd.	194,703	545,696	-
Sadia S.A.	20,262	5,886	-
	356,557	737,714	46,807

Dividends and interest on the shareholders’ equity receivable
Avipal S.A. Construtora e Incorporadora	5	5	5
Sadia S.A.	54,816	36,646	-
	54,821	36,651	5

Loan contracts
Perdigão Agroindustrial S. A.	-	-	(66,426)
Instituto Perdigão de Sustentabilidade	5,379	5,240	-
Avipal Nordeste S.A.	-	(3,328)	-
Perdigão Trading S.A.	2,532	2,467	-
Perdigão International Ltd.	(11,033)	(10,056)	-
Highline International Ltd.	(3,248)	(3,175)	-
Establecimiento Levino Zaccardi y Cia S.A.	4,151	4,058	7,874
	(2,219)	(4,794)	(58,552)

Trade accounts receivable
Perdigão Agroindustrial S. A.	-	-	6,081
Sino dos Alpes Alimentos Ltda.	85	85	8,062
Avipal Nordeste S.A.	-	14,404	24,961
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	89
UP! Alimentos Ltda.	759	1,706	3,813
Perdigão International Ltd.	1,256	1,209	-
Establecimiento Levino Zaccardi y Cia S.A.	326	-	-
Sadia S.A.	4,489	1,269	-
	6,915	18,673	43,006

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	20,577	20,577	-
	20,577	20,577	-

129

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Other rights and obligations
Avipal Nordeste S.A.	-	50,016	-
Perdigão Trading S.A.	410	410	-
Perdigão International Ltd. (*)	(1,513,847)	(949,654)	-
Establecimiento Levino Zaccardi y Cia S.A.	1,122	1,097	-
Avipal Centro Oeste S.A.	43	43	-
Sadia S.A.	156	-	-
	(1,512,116)	(898,088)	-

(*)The amount refers to advance for pre-payment of exports.

		Statement of income
		03.31.10	31.03.09
Revenue
Perdigão Agroindustrial S. A.		-	203,846
Sino dos Alpes Alimentos Ltda.		-	5,491
Avipal Nordeste S.A.		45,049	32,712
VIP S.A. Empreendimentos e Participações Imobiliárias		-	1,436
UP! Alimentos Ltda.		1,822	294
Perdigão Europe Lda.		141,458	31,038
Perdigão International Ltd.		568,439	261,791
Sadia S.A.		36,776	-
		793,544	536,608

Costs of goods
Perdigão Agroindustrial S. A.		-	(21,530)
Sino dos Alpes Alimentos Ltda.		-	(7,190)
Avipal Nordeste S.A.		(89,168)	(64,159)
VIP S.A. Empreendimentos e Participações Imobiliárias		(3)	(336)
UP! Alimentos Ltda.		-	(6,652)
Establecimiento Levino Zaccardi y Cia S.A.		(321)	-
Sadia S.A.		-	-
		(89,492)	(99,867)

Financial income, net
Perdigão Agroindustrial S. A.		-	(586)
Instituto Perdigão de Sustentabilidade		137	153
Avipal Nordeste S.A.		(5,197)	(102)
Perdigão Trading S.A.		65	11
Perdigão International Ltd.		(12)	(13)
Establecimiento Levino Zaccardi y Cia S.A.		-	33
		(5,007)	(504)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly information:

130

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Counterparty		Balance
Creditor	Debtor	03.31.10	Interest rate
BFF International	Perdigão International	780,304	1.8% p.a. + E.R. - US$
BFF International	Wellax Food Comércio	535,483	8.00% p.a. + E.R. - US$
Crossban Holdings	Perdigão International	190,553	Eurolibor + E. R. - EURO
Perdix International Foods	Perdigão Holland BV	37,477	8.00% p.a. + E.R. - EURO
Perdigão Holland BV	Plusfood BV	19,261	6.00% p.a. + E.R. - EURO
Sadia S.A.	Instituto de Sustentabilidade Sadia	7,287	12% p.a.

28.2. Other related parties:

The wholly-owned subsidiary Sadia entered into an operational leasing agreement with FAF. The total rent expense for the three month period ended on March 31, 2010 amounted R$2,680, the lease monthly payments were established in an arms-length transaction basis.

28.3. Management remuneration:

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on March 31, 2010, there were 24 professionals in parent company and 41 professionals in consolidated and on December 31, 2009, 24 professionals in parent company and 67 professionals in consolidated.

The total remuneration and benefits paid and recorded on the consolidated statement of income to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	03.31.10	03.31.09
Salary and profit sharing	16,266	8,504
Short-term benefits of employees (a)	375	353
Post-employment benefits	40	24
Severance benefits	600	575
Stock-based payment (b)	(1,101)	-
	16,180	9,456
(a) Comprises: Medical assistance, educational expenses and others.

131

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The value of the participation in the results paid to each officer in any fiscal year is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Audit Committee have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

All relationships amongst related parties were disclosed regardless if there were transactions between such parties.

All transactions and balances among related parties were properly eliminated for consolidation purposes and might be commercial or financial.

29.  SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Income revenue:
Domestic sales	1,908,669	1,027,665	3,686,324	1,835,889
Foreign sales	898,856	525,982	2,128,337	1,148,311
	2,807,525	1,553,647	5,814,661	2,984,200
Deductions from gross revenue:
Sales tax	(286,197)	(139,441)	(635,830)	(296,825)
Refunds and rebates	(77,672)	(55,030)	(131,460)	(84,326)
	(363,869)	(194,471)	(767,290)	(381,151)
	2,443,656	1,359,176	5,047,371	2,603,049

30.  RESEARCH AND DEVELOPMENT

Consists of expenditures with internal research and development of new products, recognized, when incurred in the statement of income. The total expenditure with research and development for the three month period ended on March 31, 2010  was R$3,314 at the parent company and R$4,543 in the consolidated (R$3,217 at the parent company and in the consolidated on March 31, 2009).

132

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

31.  EXPENSES WITH EMPLOYEE’S REMUNERATION

		BR GAAP	BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Salaries and social charges	220,378	113,602	497,330	222,161
Social security cost	55,607	25,203	123,103	55,596
F. G. T. S.	15,949	7,362	34,233	15,695
Medical and outpatient assistance	11,635	4,591	28,391	10,603
Supplementary retirement plan	1,662	490	3,015	1,962
Profit sharing	15,959	-	15,555	-
Other benefits	42,033	18,669	86,606	47,509
Provision for contingencies	6,796	2,692	7,128	4,433
	370,019	172,609	795,361	357,959

133

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COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

32.  OTHER OPERATING REVENUES (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Revenues:
Net gains from the disposal of fixed assets	900	-	865	5,515
Insurance indemnity	3,562	80,791	3,378	81,060
Benefit plan	-	-	14,969	-
Expenses recovery	-	-	6,131	-
Scrap sales	-	-	1,208	-
Other revenues	245	2,229	2,159	1,345
	4,707	83,020	28,710	87,920
Expenses:
Net losses from the disposal of fixed assets	-	(8,867)	(578)	-
Net losses on disposal of investments	(19)	-	(31)	-
Idleness costs	(13,100)	(5,691)	(37,176)	(14,026)
Insurance claim losses	(3,493)	(90,438)	(3,568)	(88,498)
Employee participation	(19,861)	-	(20,816)	-
Project cancellation	-	-	(3,454)	-
Contract indemnification	-	-	(2,444)	-
Other employee benefits	(4,804)	(3,686)	(7,332)	(3,686)
Provision for tax risks	(4,286)	-	(6,742)	-
Other expenses	(2,306)	-	(7,120)	(6,711)
	(47,869)	(108,682)	(89,261)	(112,921)
Other operating expenses, net	(43,162)	(25,662)	(60,551)	(25,001)

134

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

33.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Financial revenues:
Interest on financial investments:	503	820	3,527	8,337
Foreignexchange variation on financial investments	12,754	73	47,302	5,621
Interest on assets	1,715	3,306	2,377	5,706
Foreign-exchange variation on assets	39,311	1,201	40,410	61,368
Interest of financial assets classified as:	8,890	4,681	56,108	13,749
Available for sale	-	-	12,528	1,032
Held for negotiation	8,890	4,681	42,155	12,717
Held until the maturity	-	-	1,425	-
Gains from transactions with derivatives	6,120	-	-	7,663
Revenue from the interest on loans to related parties	202	829	1,641	506
Gains from the conversion of investments abroad	-	-	54,583	23,339
Present value adjustments	10,407	-	27,131	-
Revenue from foreign exchange variation on loans	62,145	79,496	62,181	85,162
Revenue from foreign exchange variation on other liabilities	68,577	44,476	74,253	51,432
Financial revenues from the acquisition of raw materials	3,363	3,296	3,363	3,296
Other revenues	983	6,444	19,291	6,958
	214,970	144,622	392,167	273,137
Financial expenses:
Interest on loans	(43,436)	(30,003)	(144,937)	(67,391)
Foreign exchange variation on loans	(96,976)	(32,094)	(159,949)	(64,916)
Interest on liabilities	(3,680)	(2,388)	(3,918)	(4,440)
Foreign-exchange variation on liabilities	(73,287)	(580)	(65,622)	(45,584)
Financial expenses on the acquisition of raw materials	(16)	(331)	(16)	(10,963)
Losses from transactions with derivatives	(28,153)	(26,566)	(27,671)	(26,654)
Losses from the conversion of investments abroad	-	-	(65,075)	(62,930)
Interest expenses on loans to related parties	(25,173)	(7,793)	-	-
Present value adjustments	(9,267)	(12,660)	(24,174)	(12,660)
Expense from foreign exchange variation on investments	(10,377)	(899)	(8,854)	(696)
Expense from foreign exchange variation on other assets	(25,739)	(32,586)	(27,244)	(44,947)
Other expenses	(2,373)	(3,144)	(16,535)	(32,272)
	(318,477)	(149,044)	(543,995)	(373,453)
Financial expenses, net	(103,507)	(4,422)	(151,828)	(100,316)

135

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

34.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Costs of sales:
Costs of inventories	1,571,816	905,369	2,907,445	1,601,806
Depreciation	71,313	45,960	129,394	102,368
Amortization	12	-	12,488	-
Salaries and benefits to employees	269,159	119,466	509,965	267,162
Others	154,217	82,404	363,266	169,062
	2,066,517	1,153,199	3,922,558	2,140,398
Administrative expenses:
Depreciation	823	1,356	726	2,525
Amortization	853	-	2,206	-
Salaries and benefits to employees	19,137	10,808	30,496	23,090
Others	18,167	10,949	33,737	15,186
	38,980	23,113	67,165	40,801
Expenses from sales:

Depreciation	3,370	1,544	4,165	4,341
Amortization	7	-	4,086	-
Salaries and benefits to employees	69,040	31,410	159,448	73,460
Others	232,584	95,457	620,707	329,961
	305,001	128,411	788,406	407,762

35.  INSURANCE COVERAGE– CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent accountants.

			03.31.10
			Not reviewd
		Values at	Amount of
Insured property	Coverage	risk	coverage
Inventories and fixed assets	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit, and others	15,611,033	993,532
National transport	Road risk and civil Liability of cargo carrier	23,604,930	10,242,169
International transport exports	-	2,375,189	1,308,454
International transport imports	-	358,000	395,590
General civil liability and for directors and officers	Third party complaints	48,888,003	232,148
Credit	Client default	4,549,070	10,391,619

136

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

36.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IFRIC 19 Termination of the financial liabilities with property instruments:

On November 2009, IFRIC issued interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss must be acknowledged in the result, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.   The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company or controller.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

IFRIC 14 Pre-payments of applications of minimum investments:

On November 2009, IFRIC issued amendments to interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company.  The amendments apply to the financial statements for the fiscal years initiated on or after January 1, 2011.

IFRS 7 Disclosures of transfers of financial assets:

On January 2010, IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010. The Management of the Company understands that the amendments to this interpretation will not affect the financial statements.

137

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

IAS 32 Classification of issuance of rights:

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendments to this rule shall not impact the financial statements of the Company.

37.  SUBSEQUENT EVENTS

On April 29, 2010, we signed a lease agreement with Cooperativa Copercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. The Company expects to invest a total of R$145 million in the plant over ten years. The plant is expected to have an increase in hog slaughtering capacity and to help the Company to meet the needs of our export markets.

On June 30, 2010, the Economic Monitoring Office (“SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving BRF and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not.

On March 5, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams.

Company management does not expect any significant impacts resulting from this casualty in the financial statements.

On May 10, 2011 as disclosed through the announcement to the market issued by the Company the Federal Government Attorney’s Office at the CADE has published a report PROCADE 8012.004423/2009-18 on the business combination transaction involving Sadia and BRF (previously denominated Perdigão).

138

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

PROCADE has suggested to the CADE that the transaction be approved, conditional to certain restrictions, considering:

(i)     effectively permit a third economic entity to contrast the marketing power generated by BRF; and/or

(ii)    allow BRF to share with consumers the efficiencies resulting from the transaction.

According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated.

PROCADE’s report is neither final nor binding being a supporting document to the final ruling on the transaction to be issued by CADE, which is not limited to the terms of the report.

38.  APPROVAL OF THE QUARTERLY FINANCIAL STATEMENTS

A restatement of the quarterly information for the three month period ended on March 31, 2010 was approved by the Board of Director on May 11, 2011.

139

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES
BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinicius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

AUDIT COMMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Council Members	Osvaldo Roberto Nieto
Council Members	Jorge Kalache Filho

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsatto
Vice President of Dairy Operations	Fábio Medeiros Martins da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controllership Manager

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

140

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)  the unqualified special review report issued by KPMG Auditores Independentes related to the quarterly information for the three month period ended on March 31, 2010;

(ii) the Management’s Report for the three month period ended on March 31, 2010

(iii)    the quarterly information (parent company and consolidated) for the three month period ended on March 31, 2010.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly information above identified.

São Paulo, May 11, 2011.

Attílio Guaspari

Fiscal Council President and

Financial Expert

Osvaldo Roberto Nieto

Fiscal Council Member

Jorge Kalache Filho

Fiscal Council Member

141

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

STATEMENT OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brazil S.A., states:

(i)  reviewed, discussed and agreed with the Company's quarterly information for the three month period ended on March 31, 2010; and

(ii) reviewed, discussed and agreed with the unqualified special review report issued by KPMG’s related to the quarterly information for the three month period ended on March 31, 2010.

São Paulo, May 11, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

142

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER
Comments, see table 12.01.

143

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1st Quarter 2010

Dear Shareholders

First quarter 2010 performance reflects the gradual and consistent recovery in the principal markets served by the Company. Set against a positive macroeconomic environment, the Brazilian market promises well, favoring growth in the sale of processed products and consequently, the improvement in profitability.

Performance on the external front has also improved in important markets such as Asia and Eurasia, exports partially recouping margins. On the basis of these trends we envisage a favorable outlook for our businesses during the course of the next few months, contrary to the uncertainty prevailing in the market last year at the height of international financial market situation.

We ended the first quarter with net sales of R$ 5.0 billion, an improved operating performance with EBITDA totaling R$ 444.1 million, 157.7% higher than the pro-forma base of 2009. EBITDA margin was 8.8%, an increase of 5.4 percentage points on a net income of R$ 61.1 million, and a marked reversal from the prevailing scenario in the first quarter of 2009, when compared on a pro-forma basis. Results also benefited from a reduction in operating costs and expenses.

The Company took important initiatives during the period, among these a ten-year US$ 750 million bond issue which lengthened the debt maturity profile by an average of one year. We also structured industrial operations and investments to ensure the sustainable growth of the businesses. With these initiatives we sought to achieve gains in efficiency and industrial optimization.

Other important measures were the approval of the Compensation in Shares Plan, to better align executive compensation with company performance and therefore, with shareholders’ objectives. The Company’s new organizational structure was also concluded and to come into effect following a ruling on the association by the Brazilian anti-trust authorities.

Currently, the global economy is returning to growth mode, a scenario which has contributed positively to the evolution of our businesses, albeit at disparate rates of recovery across the various regions. We are forecasting growth in the consumption of food stuffs in the domestic market, particularly of processed products. This outlook is based on the improvement in Brazilian economic indicators such as growth in GDP, increased incomes, job creation as well as the improvement in disposable incomes for much of the population.

Furthermore, we are intensifying our efforts to reduce costs and expenses which were impacted by last year’s currency volatility and reduced volumes. The project for planning integration and the identification of synergies has been successfully concluded, to be implemented once the Brazilian anti-trust authority –CADE has issued a ruling on the association.

144

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Our strategic focus is sustainable growth, with added value over the long term and the search for operating excellence with the integration of the businesses. We are alert to the opportunities which match our strategic objectives and are confident in the tendency towards growth worldwide in the demand for food products.

São Paulo, May 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

145

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ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Indicators – 1Q10

Corporate Law

        Net sales reached R$ 5.0 billion, 93.9% higher due to the consolidation of Sadia’s results.

                  Total sales volume from the meats, and dairy and processed products businesses was 1.3 million tons, 77.2% higher.

                  Gross profit totaled R$ 1.1 billion, an increase of 143%.

  EBITDA was 284% up quarter on quarter at R$ 444.1 million on the back of a good sales performance and a reduction in costs and expenses.

 Accumulated net income was R$ 61.1 million on a net margin of 1.2%.

      Financial trading volume in the Company’s shares averaged US$45.1 million/day during the quarter, a 293% improvement.

Pro-forma

                 Net sales reported a decrease of 0.3%, a reflection of export markets still in recovery mode and in spite of domestic market growth of 4.6%.

                 Sales of meats, dairy products and other products posted an increase of 1.7%.

      With sales performance and the reduction in production costs, gross profit rose 26.2%.

  EBITDA increased 157.7%, a 540 basis points improvement on an EBITDA margin of 8.8%, with a good performance in terms of operating results, due to a reduction in costs and expenses.

Net income was R$ 61.1 million against a loss of R$ 462 million in the same period in 2009, reflecting the world economic scenario.

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	1Q10	1Q09	% Ch.	1Q10	1Q09	% Ch.

Net Sales	5,047	2,603	94%	5,047	5,061	(0%)
Domestic Market	2,985	1,487	101%	2,985	2,852	5%
Exports	2,063	1,116	85%	2,063	2,209	(7%)
Gross Profit	1,125	463	143%	1,125	891	26%
Gross Margin	22.3%	17.8%	450 bps	22.3%	17.6%	470 bps
EBIT(1)	269	14	1811%	269	(75)	-
Net Income	61	(222)	-	61	(462)	-
Net Margin	1.2%	(8.5%)	-	1.2%	(9.1%)	-
EBITDA	444	116	284%	444	172	158%
EBITDA Margin	8.8%	4.4%	440 bps	8.8%	3.4%	540 bps
Earnings per Share (2)	0.07	(1.07)	-	0.07	(2.24)	-
(1) Operating income before other operating results and equity accounting
(2) Consolidated earnings per share (in R$), excluding treasury shares

(The variations mentioned in this report are comparisons between first quarter 2010 and the first quarter 2009. Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro- forma basis, as specified. The pro-forma financial statements are to be found in attachments II and III of this report).

146

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sectoral Performance

While external factors have been increasing currency volatility in Brazil, there is no indication that this will impact the satisfactory development of the domestic economy. Central Bank of Brazil surveys of market entities are forecasting growth in GDP of 6.0% in 2010, after recording a slight fall of 0.2% in 2009 as a whole. Despite the removal of tax stimulus measures in March, the economy has already reverted to a growth trajectory driven by domestic demand.

Exports –  Chicken exports in 1Q10 reported only a 0.4% rise, in  volumes, in relation to 1Q09, while sales of beef turned in a stronger performance (+5.1%). On the other hand, pork shipments fell 6.9%. Meat prices are gradually recovering in all markets suggesting that overseas demand is increasingly returning to pre-crisis levels.

Domestic Consumption – According to the São Paulo Commercial Association – ACSP data, in April 2009 consumer confidence levels in São Paulo stood at 124.9. One year on, this indicator has risen to 152.2, a level not seen even during the peak of the economic boom in 2008. Consumer optimism stems from the continued positive evolution in the labor market. The unemployment rate in March was 7.6%, while in the same period of 2009 jobless rates had reached 9.0%. Despite the end to fiscal stimulus measures (the termination of IPI tax breaks on autos and white line goods), growth in incomes should maintain consumer optimism.

Raw Materials – Between January and March 2010, average corn prices in the domestic market reduced 20% in comparison with 1Q09, the same trend being seen in average soybean prices (-22%). Between 4Q09 and 1Q10, corn and soybean prices also reported a decline of 15% and 16%, respectively. In both cases, good crops are maintaining a downward trend in the market together with an appreciation in the Real during the first quarter.

Investments and Projects

Capital expenditures amounted to R$ 167.6 million in the quarter, dedicated to an increase in productivity, production of griller chicken at Carambeí-PR, the Bom Conselho-PE industrial unit (dairy products), Lucas do Rio Verde-MT and to reforestation. Replenishment of hog and poultry breeder stock was responsible for investments of R$ 85.6 million.

147

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Investments – Pro-forma

Operating Performance

The activities of the Cavalhada unit, located in the Greater Porto Alegre (RS) area, were transferred to the Lajeado (RS) unit. This initiative was taken in the light of the ease with which the processes at the two plants could be integrated, allowing value to be added to the product mix as well as optimizing processes, industrial lines and production costs. In addition, recent investments at the Lajeado unit have resulted in the expansion of its production capacity and the modernization of installations. Chicken slaughtering capacity has been ramped up from 320 thousand to 470 thousand head/day while the daily slaughtering capacity of hogs has increased from 2 thousand to 4.8 thousand head/day.

On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand heads/day, enabling it to meet the needs for an increasingly demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

147148

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production – Pro-forma

PRODUCTION	1Q10	1Q09	Ch. %

Poultry Slaughter (million heads)	385	351	10%
Pork/Cattle Slaughter (thousand heads)	2,526	2,504	1%
Production (thousand tons)
Meats	941	890	6%
Dairy Products	251	263	(5%)
Other Processed Products	107	100	7%
Feed and Premix (thousand tons)	2,599	2,474	5%

Domestic Market

Net sales amounted to R$ 3.0 billion, 100.7% greater on a Corporate Law basis and 4.6% more when comparing the pro-forma figures.  In spite of growth being slightly below our expectations and some difficulties on the billing front which we had foreseen, costs posted a tendency to improve rather faster than had been forecasted, resulting in positive margins and EBITDA levels on target. Our share of the market in the various product segments reported a positive evolution and remained solid.

The food service chain has been reporting important growth in returns, notably sustained by the Strategic Accounts. Business was particularly driven by the portfolio of specialty products with higher value added together with an expansion in the customer base.

Domestic Market Sales - CL

	THOUSAND TONS			R$ MILLION

Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	183	126	1,850	764	142
In Natura	83	39	114	362	134	170
Poultry	49	31	58	185	101	84
Pork/Beef	33	8	345	177	34	427
Elaborated/Processed (meats)	330	144	129	1,488	630	136
Dairy Products	257	251	3	540	501	8
Milk	207	201	3	370	331	12
Dairy Products/Juice/Others	51	50	2	171	171	(0)
Other Processed	108	26	311	466	111	319
Soybean Products/ Others	92	153	(40)	129	111	16
Total	869	612	42	2,985	1,487	101
Processed	488	220	122	2,124	911	133
% Total Sales	56	36		71	61

149

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Meats – Sales revenue and volume were respectively 142% and 126% higher including sales revenue generated by Sadia. On a pro-forma comparative basis, growth in sales revenue was 3.9%, with volumes 2.7% greater and average prices, 1.1% higher. Processed products rose 4.8% by volume on the back of improved demand. In-natura volume was down by 4.6% with production being diverted to export markets and reflecting a focus on maximizing returns.

Dairy Products – Dairy product volumes and sales revenues rose 2.7% and 7.8% respectively with a 5.0% improvement in average prices. Although sales performance has been better, average milk catchment costs increased, partially squeezing margins for this segment.

Other processed products – With sales and volumes 318.9% and 311.5% respectively higher in relation to the corporate law criterion, and 18.2% and 10.6% respectively higher in pro-forma sales and volumes, the segment of other products turned in an adequate performance especially in relation to pastas, pizzas and margarines.

Market Share - %
By Volume

Source: AC Nielsen – Accumulated 2010

Investments in Marketing – The World Cup Soccer Tournament campaigns sponsored by the Sadia brand highlight the diversity of processed products available to Brazilian consumers. Meanwhile, the Perdigão brand campaigns are raffling off cars and other prizes against the presentation by consumers of processed product packaging.

The Company also announced the Batavo brand’s sponsorship of Clube de Regatas Flamengo professional soccer team as well as the Club’s junior teams. With investments of R$ 22 million, using the brand slogan: “Well with you”, Batavo represents a portfolio of approximately 300 products including yoghurts, desserts, milks, cheese, cold cuts, frozen foods, ready meals, and soybean-based beverages.

150

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports

Exports reached R$2.1 billion, a growth of 84.9% in revenue and 90.5% in volume based on corporate law criteria. On a pro-forma basis, exports fell 6.6% in revenue, 1.1% in volume and 5.6% in average prices. Although average prices in FOB (Free on Board) US dollars increased 19.6%, the currency translation effect in 1Q10 against 1Q09 resulted in an average price decrease in Reais. However, in spite of this, the partial recovery in export business saw a reversal in the negative margins prevailing in 2009.

Meats – Volume of meats increased 90.7% and sales revenue by 84.3% on a CL basis. In pro-forma terms, there was a decline of 5.1% in sales revenue, 0.4% in volume and 4.7% average prices in Reais. However, in relation to the fourth quarter, we were able to register an improvement in performance on the back of a recovery in Asian and Eurasian markets.

Dairy Products – We recorded a reduction in shipped dairy product volume of 31% and in sales revenue - 21% with lower international demand and inventory levels still high in the principal producing regions. This despite a recovery in average prices of 14% in Reais, with business being particularly directed to the Middle East and Africa.

Export Markets – CL

	THOUSAND TONS			R$ MILLION

Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	276	91	2,043	1,108	84
In Natura	443	235	88	1,645	886	86
Poultry	376	200	88	1,305	709	84
Pork/Beef	67	35	89	340	178	91
Elaborated/Processed (meats)	84	41	104	398	222	79
Dairy Products	1	1	(31)	5	7	(21)
Milk	0	1	(83)	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	106
Other Processed	1	0	514	15	1	1,445
Total	529	278	90	2,063	1,116	85
Processed	85	42	105	417	225	85
% Total Sales	16	15		20	20

The Company reported the following performance in its leading markets during the period:

151

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

      Europe – The European economy continues lack luster in certain regions such as Portugal, Ireland, Greece and Spain. Nevertheless, we registered better performance compared to 1Q09.

      Middle East – This market continues fully supplied due to the redirection of products from the United States and Brazil, reflected in lower average prices.

      Far East – Demand from the Japanese market recovered making a positive contribution to exports to the Asian market as a whole both in terms of volume and average prices.

      Eurasia – The Company saw an improvement in prices and volumes to the Eurasian market, both in terms of poultry as well as pork meat products with the Russian ban on imports from the Unites States.

      Africa, Americas and Other Countries – Increased business in this market came largely from South Africa, Angola and Venezuela.

Exports by Region -CL
(% net sales revenue)

Net Sales – Net sales reached R$ 5.0 billion in the quarter, 93.9% higher, reflecting the incorporation of Sadia’s results, but remaining flat in relation to the same quarter in 2009 on a pro-forma comparison basis due to only a gradual recovery in exports.

Breakdown in Net Sales (%) - CL

Cost of Sales – The cost of sales increased 83.3% when compared on a corporate law basis, a reflection of the consolidation of the Sadia business. This increase was

152

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

proportionally less than that registered for sales revenue, enabling the Company to record wider margins.

On a pro-forma basis, cost of sales was 77.7% of net sales against 82.4% recorded in 2009 - R$ 3.9 billion, a decrease of 5.9% driven by a reduction in the costs of the principal raw materials: corn and soybeans, production volume remaining steady this year compared with the cut of 20% in poultry products destined for export in the first quarter of last year.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.1 billion, 143.1% higher on a CL basis and 26.2% greater when comparing pro-forma figures, and reflecting in a 470 basis points gain in gross margin from 17.6% to 22.3% of net sales. A significant reduction in production costs was particularly noteworthy in the period.

Operating Expenses – On a CL basis, operating expenses were 90.7% greater although in pro-forma terms there was an improvement of 210 basis points, equivalent to R$ 856 million with a decline of 11.5%. This was principally due to the reduction of R$ 99 million in selling expenses, a decrease of 38.1% in the management compensation item and 11.4% in administrative expenses. These reductions represent a recovery in industrial activity to normal levels in addition to which the comparison with the previous quarter builds in the rescissions of executives - principally for reasons of retirement. Although administrative expenses are considering integration consultancy costs.

Operating Income and Margin – Operating income before financial expenses was R$ 269.2 million, corresponding to a 5.3% operating margin against a 1.5% negative margin in the first quarter of 2009 on a pro-forma basis, reflecting the favorable trend in business performance.

Financial Results – Financial expenses, net rose 51.3% on a CL basis, although 57.4% less on a pro-forma basis. In spite of increased financial expenses for the quarter due to the currency impact on net exposure, the preceding year reflects higher financial expenses due to the cost of Sadia’s derivative instruments.

Net debt decreased 51% to R$ 4.5 billion compared with March 31 2009, in a proforma basis. The Sadia subsidiary’s debt was absorbed by an injection of funds resulting from a primary share offering in July 2009 which raised a total of R$ 5.3 billion. In the first quarter, a total of R$ 3.4 billion of this amount has been transferred to Sadia in the form of advances for future capital increases (AFAC) or intercompany loans in order to reduce short-term debt. The net debt/EBITDA ratio was 2.9 times due to the reduced cash generation in the preceding year, although the level of net debt is deemed as compatible and adequate with respect to the Company’s operations.  Consolidated currency exposure was US$ 1.2 billion and within the parameters established by corporate policy.

153

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

On January 21 2010, the Company concluded a 10-year bond issue totaling US$750 million, maturing on January 28 2020 at a coupon (interest) of 7.250% annually (yield to maturity 7.375%), maturing and payable semi-annually from July 28 2010. The objective of the issue is to extend the company’s debt maturity profile and reduce average interest rates, which lengthened the debt maturity profile by an average of one year.

Debt Profile – Pro forma

				Pro forma
R$ Million		03.31.2010		03.31.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1.635	2.002	3.637	4.178	(13%)
Foreing Currency	679	4.121	4.800	9.234	(48%)
Gross Debt	2.315	6.123	8.438	13.413	(37%)
Cash Investments
Local Currency	2.139	324	2.463	1.756	40%
Foreing Currency	1.229	287	1.516	2.414	(37%)
Total Cash Investments	3.367	611	3.979	4.169	(5%)
Net Accounting Debt	(1.052)	5.512	4.459	9.243	(52%)
Exchange Rate Exposure - US$ Mill			(1.173)	(547)	115%

Other Operating Results – relates to the costs of idle capacity – the result  of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 2.3 million, against R$ 21.6 million in the preceding year according to corporate law figures, and R$ 96.9 million on a pro-forma basis. In the first quarter of 2009, the Company incorporated the Perdigão Agroindustrial S.A. subsidiary, resulting in the recognition of a loss of R$ 132 million reflecting tax losses carried forward and the negative calculation base for social contribution existing at this company.

Net Income and Net Margin – We posted a net income of R$ 61.1 million in the quarter, equivalent to a net margin of 1.2% against a negative result in the first quarter of 2009 of R$ 221.8 million based on the CL (a negative R$ 89.8 million when adjusted for the incorporation of the Agroindustrial subsidiary), and a negative R$ 462.1 million when considered on a pro-forma basis, this recorded during an adverse period on the international markets. The net income for this first quarter already reflects the improvement in the operating performance achieved.

EBITDA – Operating cash generation as shown by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 444.1 million, 284% higher according to the CL criteria and 157.7% on a pro-forma basis. This increase in cash generation from the operations reflects the good performance on the domestic market as well as the gradual improvement in exports and reduced costs and expenses.

154

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

As a result, we have been able to report a 540 basis points gain in consolidated EBITDA margin (pro-forma), reaching an 8.8% EBITDA margin on net sales against 3.4% in the same period for the preceding year.

Breakdown of Ebitda – CL

	Pro forma
EBITDA - R$ Million	1Q10	1Q09	% Ch.

Net Income	61	(222)	-
Income Tax and Social Contribution	(2)	110	-
Net Financial	152	100	51
Equity Accounting and Other Operating Result	53	17	212
Depreciation, Amortization and Depletion	180	111	62
= EBITDA	444	117	278

Shareholders’ Equity –   Shareholders’ equity as at March 31 2010 stood at  R$ 13.0 billion against R$ 3.7 billion in March 31 2009, a 353%  increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

BRF incorporated the wholly owned subsidiaries, Avipal Nordeste S.A. and HFF Participações S.A., according to the resolution adopted by the Ordinary and Extraordinary General Meeting of March 31 2010. These incorporations had no material measurable effect on the Company’s financial statements.

Combination of the Businesses –  The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – On February 26 2010, the Company paid out interest on shareholders’ equity in the total amount of R$ 100 million, corresponding to R$ 0.22998533 per share for the fiscal year 2009.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

155

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Performance

Performance	1Q10	1Q09

Share price - R$*	23.95	14.38
Traded Shares (Volume) - Millions	148.5	72.6
Performance	5.6%	(3.3%)
Bovespa Index	2.6%	9.0%
IGC (Brazil Corp. Gov. Index)	2.4%	4.9%
ISE (Corp. Sustainability Index)	0.7%	0.3%

Share price - US$*	13.74	6.20
Traded Shares (Volume) - Millions	65.0	41.0
Performance	4.9%	(6.0%)
Dow Jones Index	4.1%	(13.3%)

* Closing Price

Average daily financial trading volume on the BMF&Bovespa  and the NYSE – New York Stock Exchange amounted to US$ 45.1 million for the year ending March 31 2010, a 293% increase and a reflection of improved liquidity due to the primary offering, the incorporation of shares and the stock split.

The shares reported a growth of 66.5% and the ADRs, 122% in the 12-month period (1Q10/1Q09). Sadia’s shares ceased to be traded as from September 21 2009 following the merger of shares.

156

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Share Performance

180
160
140
120
100
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Ibovespa
168
BRFS3
167

ADR Performance

230
210
190
170
150
130
110
90
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
BRFS
221
Dow
Jones
143

157

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Social Balance

     BRF employs more than one hundred thousand employees at the production and commercial units and in the corporate divisions. The Company runs programs designed to provide reasonable and fair working conditions for its employees such as a management program called SSMA (Safety, Health and Environment) and professional development programs, besides working constantly for improving people’s quality of life. Additionally, we offer various social programs for the communities in which we operate.

Stock Option Plan – The Ordinary and Extraordinary General Meeting of March 31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A.

158

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Added Value

Added Value Distribution	1Q10	1Q09

Human Resources	716	334
Taxes	766	475
Interest/Rents	567	394
Retention	61	(222)
Total	2,110	981

Corporate Governance

Corporate Structure – Studies for defining BRF’s new corporate structure have been completed, to be implemented only in the event and under the terms of the final approval of the Concentration Act currently being examined by the anti-trust authority CADE (Administrative Council for Economic Defense), as well as following the approval of the Company’s Board of Directors. The Board of Executive Officers will be made up of the Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

Diffused Control – Equal Rights
As of April 30 2010

Capital Stock – R$ 12.6 billion                   Number of Shares – 872,473,246

159

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 in a meeting of the Board of Executive Officers held on May 12 2010, the Board states it has discussed, reviewed and agreed both with the opinions expressed in the report of the independent auditors and also with the financial statements for the quarter ending on March 31 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE, the Economic Law Department – SDE and the Economic Monitoring Secretariat – SEAE). During the period in which the Association is being examined, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

As agreed with the authorities we have initially undertaken the integration of the financial area and the risk policies for the in-natura export and domestic market business as well as the acquisition of certain raw materials and services.

160

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Awards/Recognition	Reason	Institution
“Best Follow-on Equity Issues”	In recognition of the share offering for capitalizing the new company.	LatinFinance
Best M&A for 2009	Association agreement between Perdigão and Sadia	ANBIMA
Best Company in Corporate Governance	In the categories: Best in the World Consumption Sector and Top 5 in LA.	IR Global Awards Ranking 2010
Annual Sustainability Report	“First Runner-up” in the category Best ASR Debut based on GRI guidelines.	CRRA – Corporate Register Reporting Awards
Most Valuable Brands in the Country	The Perdigão and Sadia brands are the most valuable in the food sector, totaling R$ 3.6 billion.	Ranking IstoÉ Dinheiro BrandAnalystics/ Millward Brown

161

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment I

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
(R$ Million)

BALANCE SHEET - Corporate Law	03.31.2010	03.31.2009

ASSETS	27.514	10.876
CURRENT ASSETS	9.873	5.671
NONCURRENT ASSETS	17.641	5.204
Long Term Assets	4.530	918
Investments	19	1
Property, Plant and Equipment	8.837	2.740
Intangible	4.254	1.545
LIABILITIES AND SHAREHOLDERS' EQUITY	27.514	10.876
CURRENT LIABILITIES	5.113	3.203
LONG TERM LIABILITIES	9.356	3.975

SHAREHOLDERS' EQUITY	13.045	3.698
Capital Stock Restated	12.461	3.445
Reserves	790	732
Other comprehensive income	(41)	(44)
Retained earnings (losses)	(143)	(435)
Treasury Shares	(26)	(1)
Non Controlling Shareholders	4	1

INCOME STATEMENT - Corporate Law	1Q10	1Q09	% Ch.

NET SALES	5.047	2.603	94%
Domestic Sales	2.985	1.487	101%
Exports	2.063	1.116	85%
Cost of Sales	(3.923)	(2.140)	83%
GROSS PROFIT	1.125	463	143%
Operating Expenses	(856)	(449)	91%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	269	14	1811%
Other Operating Results/Equity Accounting	(59)	(25)	135%
Financial Expenses, net	(152)	(100)	51%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	59	(111)	-
Income Tax and Social Contribution	2	(110)	(89%)
NET INCOME	61	(222)	-
EBITDA	444	116	284%

162

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	1Q10	1Q09	Ch. %

Net Sales	5,047	5,061	(0)
Domestic Market	2,985	2,852	5
Exports	2,063	2,209	(7)
Cost of Sales	(3,923)	(4,170)	(6)
Gross Profit	1,125	891	26
Operating Expenses	(856)	(967)	(11)
Income Before Financial Results (EBIT)	269	(75)	-
Financial Expenses, Net	(152)	(356)	(57)
Other Operating Results/Equity Accounting	(59)	(0)	-
Income after Financial Expenses and Other	59	(432)	-
Income Tax and Social Contribution*	2	96.9	-
Non Controlling Shareholders	0	5	-
Net Income	61	(462)	-
Net Margin	1.2%	(9.1%)	-
Adjusted Net Income	61	(330)	-
Adjusted Net Margin	1.2%	(6.5%)	-
EBITDA	444	172	157.7
EBITDA Margin	8.8%	3.4%	540 bps

* Considering the carried forward of R$132 million from the incorporation of Perdigão Agroindustrial S.A. in 2009

163

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment III

PRO-FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	401	3	1,850	1,781	4
In Natura	83	87	(5)	362	315	15
Poultry	49	61	(19)	185	203	(9)
Pork/Beef	33	26	29	177	112	58
Elaborated/Processed (meats)	330	315	5	1,488	1,466	1
Dairy Products	257	251	3	540	501	8
Milk	207	201	3	370	331	12
Dairy Products/Juice/Others	51	50	2	171	171	(0)
Other Processed	108	97	11	466	394	18
Soybean Products/ Others	92	204	(55)	129	176	(27)
Total	869	954	(9)	2,985	2,852	5
Processed	488	462	6	2,124	2,031	5
% Total Sales	56	48		71	71

PRO-FORMA	THOUSAND TONS			R$ MILLION
Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	529	(0)	2,043	2,154	(5)
In Natura	443	444	(0)	1,645	1,706	(4)
Poultry	376	378	(0)	1,305	1,359	(4)
Pork/Beef	67	66	0	340	347	(2)
Elaborated/Processed (meats)	84	85	(1)	398	447	(11)
Dairy Products	1	1	(31)	5	7	(21)
Milk	0	1	(83)	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	106
Other Processed	1	4	(76)	15	49	(70)
Total	529	535	(1)	2,063	2,209	(7)
Processed	85	89	(4)	417	498	(16)
% Total Sales	16	17		20	23

PRO-FORMA	THOUSAND TONS			R$ MILLION

Total	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	939	930	1	3,893	3,935	(1)
In Natura	526	531	(1)	2,007	2,021	(1)
Poultry	426	439	(3)	1,490	1,562	(5)
Pork/Beef	100	92	8	517	459	13
Elaborated/Processed (meats)	413	399	4	1,885	1,914	(1)
Dairy Products	258	252	3	546	508	7
Milk	207	201	3	371	335	11
Dairy Products/Juice/Others	52	51	2	175	173	1
Other Processed	109	102	7	480	442	9
Soybean Products/ Others	92	204	(55)	129	176	(27)
Total	1,398	1,488	(6)	5,047	5,061	(0)

Processed	574	551	4	2,541	2,529	0
% Total Sales	41	37		50	50

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future  performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change. The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009, the Company signed an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity

164

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Affiliate/Coligate name	3 - General Tax payers’ Register	4 - NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7 - TYPE OF COMPANY		8 - number of shares held on current quarter (Units)	9 - number of shares held on last quarter (Units)

01	PerdigÃo TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.04
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

05	AVIPAL NORDESTE S.A.	01.573.181/0001-08	Private Subsidiary	100.00	13.51
COMMERCIAL, INDUSTRIAL AND OTHERS		1,793,440,721	66,075,100

06	VIP S.A. EMPREENDIMENTOS e participáções	91.399.972/0001-56	Private Subsidiary	100.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		7,465,073	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

165

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	7.06
COMMERCIAL, INDUSTRIAL AND OTHERS		1,897,145	1,897,145

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

12	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	66.85	3.82
COMMERCIAL, INDUSTRIAL AND OTHERS		456,604,595	449,867,743

13	HFF PARTICIPAÇÕES S.A.	09.625.992/0001-17	Private Subsidiary	100.00	2.00
COMMERCIAL, INDUSTRIAL AND OTHERS		138,308,503	138,308,503

166

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION
1) Shareholders’ composition of main shareholders, management and fiscal council on March 31, 2010 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	244,305,222	28.00

Management:

Board of directors	14,571,884	1.67
Executive officers	646	-
Treasury shares	2,368,180	0.27
Other shareholders	611,227,314	70.06
	872,473,246	100.00
Shares outstanding	611,227,314	70.06

(*) Shareholders’ that take part of Voting Agreement.

2) Shareholders’ composition of main shareholders, management and fiscal council on March 31, 2009 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	74,303,777	35.90

Management:

Board of directors/executive officers	332,707	0.16
Fiscal Council	-	-
Treasury shares	430,485	0.21
Other shareholders	131,891,134	63.73
	206,958,103	100.00
Shares outstanding	131,891,134	63.73

(*) Shareholders that take part of Voting Agreement.

167

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION

3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of March 31, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	117,261,140	13.44
Fundação Petrobrás de Seguridade Social - PETROS (1)	79,694,726	9.13
Fundação Sistel de Seguridade Social (1)	13,317,982	1.53
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	8,033,204	0.92
	244,305,222	28.00
Other	628,168,024	72.00
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2)  Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

As of March 31, 2010 there were 611,227,314 free floating common shares outstanding 70.06% of the total of issued shares.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

168

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED
                                                                                                                Independent auditors’ review report

To the Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

1.     We have reviewed the Quarterly Financial Information of BRF - Brasil Foods S.A. (the Company), comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows and the consolidated Quarterly Financial Information of the Company and its subsidiaries comprising the consolidated balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, both referring to the quarter ended March 31, 2010, of which include the explanatory notes and management’s report, which are the responsibility of its management.

2.    Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.    Based on our review, we are also not aware of any material modifications that should be made in the accounting information included in the consolidated Quarterly Financial Information of the Company and its subsidiaries described

169

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

above, for these to be in accordance with International Financial Reporting Standards – IFRS, notably IAS 34 – Interim Financial Reporting, issued by the “International Accounting Standards Board – IASB”  and rules issued by the CVM, which are applicable to the preparation of the Quarterly Financial Information.

5.    As discussed in note 1, during the years of 2009 and 2010 a number of Pronouncements, Interpretations and Technical Guidance issued by the Committee for Accounting Pronouncements – CPC – were approved by the CVM, in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended March 31, 2010 and disclosed in note 1. The Quarterly Financial Information is being resubmitted and therefore, differs from the financial information originally presented by the Company on May 12, 2010. The Quarterly Financial Information for the year and period related to 2009 and 2010, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

6.    As discussed in note 1, the Company and its subsidiaries began presenting consolidated Quarterly Financial Information since 2010, in accordance with IFRS, notably IAS 34.  The consolidated Quarterly Financial Information of the Company and its subsidiaries for the year and period related to 2009, prepared in accordance with IFRS, are being presented for comparative purposes.

7.    Our review was conducted with the objective of issuing a review report about the financial information contained in the Quarterly Financial Information of the Company and its subsidiaries as referred to in the first paragraph, taken as a whole. The statements of value added (DVA), prepared under management’s responsibility, are presented for the purpose of additional analysis and are not a required by IFRS as issued by the IASB. This supplemental information has been subjected to the same review procedures applied in the review of the Quarterly Financial Information of the Company and its subsidiaries and, based on our review, we are not aware of any material modification that should be done so that the complementary information is fairly presented in all material respects in relation to the Quarterly Financial Information referred to in the first paragraph, taken as whole.

170

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

8.    As discussed in note 7, on July 8, 2009, the Company acquired Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

São Paulo, May 11, 2011

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

171

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           March 31, 2010                                                                                                                                                                                                                                                                      CORPORATE LAW

RESTATEMENT

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.	01.838.723/0001-27

23.01 – DESCRIPTION OF MODIFIED INFORMATION

Adoption of IFRS - see note 1

172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director